As filed with the Securities and Exchange Commission on March 14, 2008

Registration No. 333-138599

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Diamondback Energy Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	20-5848083
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14301 Caliber Dr.

Suite 200

Oklahoma City, Oklahoma 73134

(405) 242-4080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arty Straehla

Chief Executive Officer

Diamondback Energy Services, Inc.

14301 Caliber Dr.

Suite 200

Oklahoma City, Oklahoma 73134

(405) 242-4080

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Seth R. Molay, P.C. Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 (214) 969-4780

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 14, 2008.

PROSPECTUS

                     Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common shares. The selling stockholder identified in this prospectus is offering an additional              shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

We anticipate that the initial public offering price will be between $             and $             per common share. We have applied for the listing of our common stock on The NASDAQ Global Market under the symbol “FANG.”

Investing in our common stock involves a high degree of risk. Please read “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price.	$	$

Underwriting Discounts and Commissions.	$	$

Proceeds to Diamondback Energy Services, Inc. (Before Expenses).	$	$

Proceeds to the Selling Stockholder (Before Expenses)	$	$

Delivery of the common shares is expected to be made on or about             . The underwriters have an option to purchase up to an additional              common shares of which              would be sold by us and              would be sold by the selling stockholder to cover any over-allotments.

Prospectus dated                     , 2008.

About This Prospectus

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholder and the underwriters are only offering to sell, and only seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate and complete only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock by us, the selling stockholder or the underwriters. Our business, financial condition, results of operations and prospectus may have changed since that date.

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management’s understanding of industry conditions, and such information has not been verified by independent sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

Unless the context otherwise requires, the information in the prospectus (other than in the historical financial statements) assumes that the underwriters will not exercise their over-allotment option.

i

Summary

This summary contains basic information about us and a brief overview of key aspects of this offering. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should read and carefully consider the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our common stock. Please also read “Glossary of Oil and Natural Gas Terms” included in this prospectus for definitions of certain terms that are commonly used in the oilfield services industry.

Diamondback Energy Services, Inc.

Our Company

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers, and encompass the life-cycle of the well, from drilling and completion through stimulation, production and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana, Arkansas, Appalachia and the Rocky Mountains. Resource play is a term used to describe an accumulation of hydrocarbons known to exist over a large area that typically has lower average decline rates than other producing areas. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in Texas, the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

Our key field managers have an average of over 25 years of oilfield service experience and bring valuable basin-level expertise and long-term customer relationships with large independent exploration and production companies to our business. For the year ended December 31, 2007, our top three customers were Chesapeake Energy Corp., EOG Resources Inc. and Cimarex Energy Co.

We currently conduct our operations through the following four business segments:

•

Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus improving well economics. Our services include providing performance drilling motors, MWD (Measurement While Drilling technology), shock subs services, wireline steering tool services, gyro survey services, underbalanced drilling services, electronic magnetic guidance tool rental and services and single shot guidance tool services, as well as providing advanced technical drilling expertise. We currently provide drilling technology services and applications in the Granite Wash, Permian Basin, Barnett Shale and the Gulf Coast regions of Texas, the Powder River, Jonah, Uintah, Williston and Piceance Basins in the Rocky Mountains, the Trenton/Black River play, Marcellus Shale, Antrim Shale, Niagaran Reef Trend, New Albany Shale, Devonian Shale (including the Lower Huron and Cleveland Shales) in the Appalachia region, the Fayetteville Shale in Arkansas and across Oklahoma. We invested $85.2 million from our inception through December 31, 2007 to build our drilling technology services and application business.

•

Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in maximizing hydrocarbon flow paths and in the drilling, completing and plugging of wells. Currently, we operate stimulation and pumping services primarily in Oklahoma and Texas, including the Barnett Shale and the Permian Basin. We invested $151.9 million from our inception through December 31, 2007 to build our stimulation and pumping services business.

•

Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in or produced by drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads. We currently provide fluid logistics and well-site services in the Barnett Shale, the Texas panhandle and across Oklahoma. We invested $102.9 million from our inception through December 31, 2007 to build our fluid logistics and well-site services business.

•

Completion and Production Services. Our completion and production services include completion and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. We currently provide completion and production services in Texas, Oklahoma and Louisiana. We invested $14.6 million from our inception through December 31, 2007 to build our completion and production services business.

Our operations commenced in December 2005 with the acquisition of substantially all of the assets of Quantum Drilling Motors, L.L.C., a directional drilling technology company based in Oklahoma City, Oklahoma. We have since grown rapidly through acquisitions and organic growth, particularly in our directional drilling technology and stimulation and pumping segments. On a pro forma basis, we had $174.1 million in revenue and $38.9 million in Adjusted EBITDA for the year ended December 31, 2006 and $312.4 million in revenue and $62.4 million in Adjusted EBITDA for the year ended December 31, 2007. For a definition of Adjusted EBITDA, a reconciliation of Adjusted EBITDA to net income and a discussion of Adjusted EBITDA as a performance measure, please see “Summary—Summary Financial Data” and “Selected Historical Financial Data.” For information regarding pro forma adjustments, see “Unaudited Pro Forma Combined Statements of Operations.”

Our Industry

We believe that the following trends in our industry should benefit our operations:

•

Need for additional drilling activity to maintain equal levels of production. Even though the number of U.S. natural gas wells drilled has increased over the past ten years, overall levels of production have declined. Given average decline rates and demand forecasts, we believe that the number of wells drilled is likely to continue to increase in coming years. Once a well has been drilled, it requires recurring production and completion services, which drives demand for our products and services.

•

Increasing percentages of exploration and production budgets focused on development activities. Large U.S. exploration and production companies are increasingly directing their capital budgets away from exploration-related activity and towards lower-risk development activity. Much of this development-related activity occurs in resource play areas and requires using advanced directional drilling and fracturing and stimulation services to enhance production from existing reserves.

•

Trend towards drilling and developing unconventional oil and natural gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and natural gas companies are increasingly developing unconventional hydrocarbon resources such as tight sands, shales and coalbed methane, or CBM, resources. Successful and economic production of these resource plays frequently requires directional drilling and fracturing and stimulation services, and drilling-related activity is done on tighter acre-spacing and thus requires that more wells be drilled relative to conventional resources. All of these characteristics drive utilization of our products and services.

•

High demand for oil and natural gas in the United States. Demand for oil and natural gas in the United States has increased in recent years, and outpaced domestic supply. This domestic supply and demand imbalance, coupled with geopolitical instability and limited supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

Our Strategy

Our strategy is to provide our customers with technology-driven drilling, stimulation and production services designed to optimize the ultimate recovery and present value of hydrocarbon reserves. Our services span the life-cycle of a well which we believe provides cost efficiencies for our customers. Specifically, we intend to:

•

Maintain a portfolio of operations in proven oil and natural gas markets and emerging resource plays. Our core operations are focused in proven producing regions, primarily in the Permian Basin in Texas and the Anadarko Basin in Oklahoma, and in emerging and high-growth resource plays, primarily in the Barnett Shale in Texas, the Woodford Shale in Oklahoma and the Marcellus Shale in Appalachia. By operating in multiple locations and markets, many with different geological characteristics, we create a diverse portfolio of operations, thereby reducing our dependence on individual basins.

•

Leverage our experienced field management and basin-level expertise. We seek to manage our business as close to our customer base as possible. We intend to leverage our field management and its basin- and field-level expertise to deliver innovative, basin-specific solutions to our customers.

•

Provide technology-driven solutions for our customers. Through the development and implementation of customized solutions, we intend to continue to provide technology-driven services to our customers that help reduce their costs and increase their production, thereby creating operational efficiencies.

•

Capitalize on organic growth opportunities. We intend to use our existing customer relationships to expand opportunistically to other geographic regions in which our customers have operations. We also plan to continue to focus on expanding our technology-driven segments, including directional drilling and pressure pumping services, which we believe provide strong opportunities for growth.

•

Expand through strategic acquisitions. To complement our organic growth, we intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

•

Integrate and cross sell our services. We will continue to offer a broad range of products and services, which will give us the opportunity to cross-sell services to our customers. We seek to provide multiple services to create operational efficiencies for each of our customers.

Our Strengths

We believe that the following strengths position us well within our industry and will help us successfully execute our strategy:

•

Long-term, basin-level relationships with a stable customer base. Our customers include large independent oil and natural gas exploration and production companies. For the year ended December 31, 2007, our top customers included Chesapeake Energy Corp., EOG Resources Inc., Cimarex Energy Co., Devon Energy Corp., Continental Resources, Inc., Newfield Exploration Co. and Range Resources Corporation. We believe that the long-term relationships that our key field managers have developed with these and other customers help provide us with a stable and growth-oriented client base.

•

Experienced field management team. Our key field managers have an extensive track record in the oilfield services business and an average of over 25 years of oilfield services experience. We believe their knowledge of our industry and business lines enhances our ability to provide superior customer service. In addition, our field managers have extensive expertise in the geological basins in which they operate and understand the regional challenges our customers face, which we believe strengthens our relationships with our customers.

•

New, technologically-advanced equipment. Our service fleet is predominantly comprised of new, technologically-advanced equipment, providing better quality of service and operational efficiencies than older equipment. We have recently expanded our fleet with new equipment, including directional drilling and stimulation and pressure pumping equipment, all of which, if ordered today, could have long lead times.

•

Operating platforms in proven oil and natural gas markets and key resource plays. We operate in both proven oil and natural gas markets and key resource plays in Texas, Oklahoma, Louisiana, Arkansas, Appalachia and the Rocky Mountains. We believe our operating platforms in the Permian Basin in Texas and the Anadarko Basin in Oklahoma provide a stable revenue stream for our business, as drilling and production activity in these regions is less sensitive to hydrocarbon prices, and complements our operations in emerging and high-growth resource plays like the Barnett and Woodford Shales.

•

Multi-cycle operating leverage. We offer a broad range of products and services that span the life-cycle of a well. These include pre-drilling activities with our well-site preparation, drilling with our downhole, horizontal and directional drilling technologies, well-sustaining activities such as fluid logistics and recovery optimization, completion-related fracturing and stimulation services and abandonment activities. We are not excessively dependent on any one particular aspect of the exploration and production cycle.

•

Platform for future consolidation and growth. We have a proven track record of completing acquisitions. The market in which we operate is highly fragmented, and our senior management team continues to identify potential acquisition opportunities.

Our Challenges

We face a number of challenges in implementing our strategy. For example:

•

We derive our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

•	A material reduction in the levels of exploration and development activities in our market areas could affect our business.

•	We operate in a highly competitive industry in which price competition can be intense.

•	We intend to grow our business, particularly our drilling technology and pressure pumping segments, and risk being unable to secure equipment and crews to successfully execute our plans.

•	We will continue to implement processes and procedures to accommodate our recent growth.

•	Competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors.

•

Our business depends upon our ability to obtain specialized equipment and parts from third party suppliers, including companies controlled by our equity sponsor described below, and we may be vulnerable to delayed deliveries and future price increases.

For further discussion of these and other challenges we face, see “Risk Factors” beginning on page 8.

Our Equity Sponsor

We were formed by affiliates of Wexford Capital LLC, which we refer to as Wexford. Wexford is a Greenwich, Connecticut based SEC registered investment advisor. Wexford has made private equity investments in many different industries, with particular expertise in the energy and natural resources sectors. Wexford is the sole manager of Diamondback Energy Services LLC, or Services LLC, which is the selling stockholder in this offering. Prior to this offering, Wexford will beneficially own all of our outstanding common stock. Upon completion of the offering, Wexford will continue to beneficially own approximately         % of our common stock, after giving effect to the sale of shares by Services LLC in this offering (approximately         % if the overallotment option is exercised in full).

Our History

Commencing in 2005, Services LLC began to target investment opportunities in service-oriented companies in the oil and natural gas industry. During the period October 2005 through March 2006, Services LLC acquired the assets of or equity interests in 20 companies. Services LLC owned these acquired assets, entities and operations, as well as its newly established business operations, through 13 direct, wholly-owned subsidiaries and 12 indirect subsidiaries. Effective as of December 31, 2006, ten of the direct, wholly-owned subsidiaries and all of the indirect subsidiaries were transferred to our parent, Diamondback Holdings, LLC, a wholly-owned subsidiary of Services LLC, which we refer to as Diamondback Holdings, in a transaction that we refer to as the transfer. Subsequent to December 31, 2006, Diamondback Holdings completed two acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Acquisitions.” Diamondback Holdings will be merged with Diamondback Energy Services, Inc. immediately prior to the closing of this offering in a transaction that we refer to as the merger. Immediately after the merger but prior to this offering, Services LLC will own all of our then outstanding common stock. Services LLC is the selling stockholder in this offering and is offering              shares of our common stock, or              shares of our common stock if the underwriters’ over-allotment option is exercised in full. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The descriptions contained in this prospectus give effect to the transfer and the merger. Except as otherwise indicated or required by the context, all references in this prospectus to “Diamondback,” the “Company,” “we,” “us” or “our” are to Diamondback Energy Services, Inc., Diamondback Holdings and the business and assets of the transferred subsidiaries. Services LLC and Diamondback Holdings are controlled by Wexford. See “—Our Equity Sponsor.”

Our Offices

Our principal executive offices are located at 14301 Caliber Drive, Suite 200, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 242-4080. Our website address is www.diamondbackenergy.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding immediately after completion of this offering (1)	shares

Use of proceeds	We intend to use the net proceeds of this offering to repay outstanding indebtedness. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

NASDAQ Global Market symbol	“FANG”

(1)	The number of shares of our common stock to be outstanding after this offering includes 550,000 shares of common stock that will be issued under our 2008 Equity Incentive Plan in connection with this offering. Shares of common stock issued under our 2008 Equity Incentive Plan will be issued to officers and employees without consideration and will vest in six approximately equal installments every six months over a three-year period (the requisite service period) beginning on the six-month anniversary of the grant date. Nonvested shares are deemed issued and outstanding from a legal perspective; however, under U.S. generally accepted accounting principles, or GAAP, only vested shares are included in basic shares outstanding. Also, under GAAP, nonvested shares are included in diluted shares outstanding when the effect is dilutive. See “Management – 2008 Equity Incentive Plan.”

Summary Financial Data

The following table sets forth summary historical and pro forma financial data as of and for each of the periods indicated. The summary historical data as of and for the 11 months ended November 30, 2005 are derived from the historical audited financial statements of Quantum Drilling Motors, L.L.C., our predecessor, which we refer to as Quantum. The summary historical data as of and for the period ended December 31, 2005 and as of and for the years ended December 31, 2006 and 2007 are derived from our historical audited consolidated financial statements for such periods. The pro forma financial data give effect to our acquisition of Directional Drilling Contractors LLC, which we refer to as DDC, as if it had been completed on January 1, 2007 and give effect to income taxes assuming we were operated as a taxable corporation throughout the periods, as described in “Unaudited Pro Forma Combined Statements of Operations.” Such data do not necessarily indicate what our operating results or financial position would have been had the DDC acquisition actually been completed on such date or had we been a taxable entity for all periods. Operating results for the year ended December 31, 2007 and other historical and pro forma periods presented are not necessarily indicative of results that may be expected for future periods. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data,” “Unaudited Pro Forma Combined Statements of Operations” and our consolidated historical financial statements and related notes and Quantum’s historical financial statements and related notes included elsewhere in this prospectus.

(In thousands, except per share data)
	11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005 (1)	Year Ended December 31, 2006 (1)	Year Ended December 31, 2007 (1)	Pro Forma Year Ended December 31, 2007

	Predecessor (2)
Statements of Operations Data
Revenue:
Drilling technology services and applications	$21,586	$2,501	$52,132	$83,138	$97,799
Stimulation and pumping services	—	—	28,541	119,137	119,137
Fluid logistics and well-site services	—	—	65,740	76,994	76,994
Completion and production services	—	—	9,487	18,437	18,438

Total	21,586	2,501	155,900	297,706	312,368
Expenses:
Cost of revenues, exclusive of depreciation, amortization and accretion	13,551	1,677	98,986	206,176	214,066
Selling, general and administrative	6,338	733	22,704	32,465	35,189
Research and development	—	—	—	9,512	9,512
Depreciation, amortization and accretion	893	205	18,555	40,042	41,017

Operating income (loss)	804	(114)	15,655	9,511	12,584
Other income (loss)	(109)	1	447	277	56
Gain (loss) on sale or disposition of assets	—	—	29	(134)	(134)
Interest expense	(192)	(82)	(2,161)	(10,456)	(10,456)
Provision for income taxes	—	—	(1,569)	(56)	(774)

Income (loss) before minority interest	503	(195)	12,401	(858)	1,276
Income attributable to minority interest in variable interest entities	—	—	61	289	289

Net income (loss)	$503	$(195)	$12,340	$(1,147)	$987

Pro Forma C Corporation Data: (3) (4)
Historical income (loss) before income taxes and minority interest	$503	$(195)	$13,971	$(802)

Pro forma provision (benefit) for income taxes	$190	$(74)	$5,272	$(303)

Pro forma net income (loss)	$313	$(121)	$8,638	$(788)

Pro forma income (loss) per common share - basic and diluted
Weighted average pro forma shares outstanding - basic and diluted

Other Financial Data:
Adjusted EBITDA (5)	$1,588	$92	$34,625	$58,604	$62,431
Cash flows from operating activities	2,998	(110)	19,253	22,398
Cash flows from investing activities	(4,916)	(34,995)	(199,707)	(115,569)
Cash flows from financing activities	1,932	35,769	186,986	87,035
Capital expenditures:
Acquisitions, net of cash acquired (6)	—	25,464	84,725	23,479
Property and equipment	5,373	931	116,764	85,807

(In thousands)
	As of November 30, 2005	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007
	Predecessor
Balance Sheet Data:
Total current assets	$6,017	$6,675	$51,600	$81,343
Total assets	12,434	41,230	272,480	370,206
Total current liabilities	10,252	5,595	41,666	145,696
Lines of credit – long-term	1,072	—	44,900	—
Capital lease obligations, net of current maturities	—	—	2,699	7,172
Long-term debt, net of current maturities	278	60	90	—
Asset retirement obligations	—	—	100	178
Total liabilities	10,530	5,656	93,558	155,959
Minority interest in variable interest entities	—	—	7,613	8,892
Equity (1)	1,904	35,574	171,309	205,355

(1)	Effective as of December 31, 2006, the assets, liabilities, revenues and expenses of certain corporations, limited liability companies and partnerships were transferred by our affiliate Diamondback Energy Services LLC, a company controlled by Wexford and referred to as Services LLC, to our parent, Diamondback Holdings, LLC, which, immediately prior to the closing of this offering, will be merged with Diamondback Energy Services, Inc., the issuer of the common stock to be sold in this offering. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The financial data in the above table as of and for the periods ended December 31, 2005 and December 31, 2006 are the financial data of Services LLC prepared on a carve-out basis to include (a) the assets, liabilities, revenues and expenses of the entities transferred to us since the date of their respective acquisition or formation and (b) corporate borrowings and substantially all of the expenses of Services LLC since its formation in September 2005. See Note A to our consolidated financial statements appearing elsewhere in this prospectus. The financial data as of and for the year ended December 31, 2007 are the historical financial data of Diamondback Holdings.

(2)	Since we succeeded to substantially all of the business of Quantum and our own operations prior to that acquisition were insignificant relative to the operations acquired, the pre-acquisition operations of Quantum have been designated as our “predecessor.”

(3)	Quantum, Services LLC and Diamondback Holdings are entities treated as partnerships for federal income tax purposes. As a result, essentially all taxable earnings and losses, except those of our two C corporation subsidiaries, were passed through to their members, and federal income taxes were not paid at the entity level. Upon completion of this offering, we will be taxed as a C corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods presented. The unaudited pro forma data are presented for informational purposes only, and do not purport to project our results of operations for any future period or our financial position as of any future date.

(4)	Unaudited pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to Services LLC in connection with the merger discussed in note 1 above.

(5)	Adjusted EBITDA consists of net income (loss) before interest expense, taxes, depreciation, amortization, accretion and effect of the charge to earnings associated with the acquisition of research and development assets. Adjusted EBITDA is a non-GAAP financial measure, which is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Adjusted EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we use Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Our revolving credit facility also includes a definition of EBITDA which is used in the calculation of certain covenants. Adjusted EBITDA herein is not the same as would be calculated under the revolving credit facility. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, and depreciation, amortization and accretion. See table set forth in “Selected Historical Financial Data” and Note 4 to our Unaudited Pro Forma Combined Statements of Operations for a reconciliation of Adjusted EBITDA with our net income (loss).

(6)	Acquisitions, net of cash acquired, consist only of the cash component of acquisitions. It does not include common stock and notes issued for acquisitions, nor does it include other non-cash consideration issued for acquisitions.

Risk Factors

An investment in our common stock involves a high degree of risk. The following is a description of material risks that are presently known to us. You should carefully consider these risks and all of the other information contained in this prospectus before deciding to invest in our common stock. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to Our Business and Our Industry

Our business is difficult to evaluate because we have a limited operating history.

We commenced operations in December 2005. All of our assets and operations described in this prospectus were acquired by us since that time. As a result, there is only limited historical financial and operating information available on which to base your evaluation of our performance.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

As a newly-formed company, growth in accordance with our business plan, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities through both organic growth and acquisitions, there will be additional demands on our financial, technical, operational and management resources. These demands may be exacerbated as our geographic coverage expands within the United States and possibly Canada. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oil and natural gas services industry, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

If our intended expansion of our business is not successful, our financial condition, profitability and results of operations could be adversely affected, and we may not achieve increases in revenue and profitability that we hope to realize.

A key element of our business strategy involves the expansion of our stimulation and pumping services. We commenced our hydraulic fracturing services in June 2006, and spent an aggregate of approximately $118.9 million during 2006 and 2007 to purchase 55 high pressure fracturing units and related equipment. Our strategy also involves introducing new services and marketing existing services in new and existing geographical regions. These aspects of our strategy are subject to numerous risks and uncertainties, including:

•	inability to retain or hire experienced crews and other personnel;

•	lack of customer demand for the services we intend to provide;

•	inability to secure necessary equipment or technology to successfully execute our expansion plans;

•

unanticipated delays that could limit or defer the provision of services by us and jeopardize our relationships with existing customers and adversely affect our ability to obtain new customers for such services; and

•	competition from new and existing services providers.

Encountering any of these or any other unforeseen problems in implementing our planned expansion could have a material adverse impact on our business, financial condition, results of operations and cash flows, and could prevent us from achieving the increases in revenues and profitability that we hope to realize.

Our business depends on the oil and gas industry and particularly on the level of activity for United States oil and natural gas and may be adversely affected by industry conditions that are beyond our control.

We depend on our customers’ willingness and ability to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States. If these expenditures decline, our business will suffer. Our customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which management has no control, such as:

•	the supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected rates of declining current production;

•	the discovery rates of new oil and natural gas reserves;

•	contractions in the credit market;

•	available pipeline and other transportation capacity;

•	weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area;

•	domestic and worldwide economic conditions;

•	political instability in oil and natural gas producing countries;

•	governmental approvals and regulatory requirements and conditions;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels;

•	the ability of oil and natural gas producers to raise equity capital and debt financing; and

•	merger and divestiture activity among oil and natural gas producers.

The level of activity in the United States oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for the services provided by us may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and, therefore, affect demand for the services we provide. A material decline in oil and natural gas prices or United States activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, a decrease in the development rate of oil and natural gas reserves in our market areas may also have an adverse impact on our business, even in an environment of stronger oil and natural gas prices.

Any decline in oil and natural gas prices, exploration and production activity levels or the development of oil and natural gas reserves could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Oil and natural gas prices are volatile. For example, since January 1, 2004, the NYMEX crude oil near month delivery contract price has ranged from a low of $32.48 per bbl on February 6, 2004 to a high of $102.59 per bbl on March 11, 2008. The NYMEX natural gas near month delivery contract price has ranged from a low of $4.20 per Mcf on September 27, 2006 to a high of $15.38 per Mcf on December 13, 2005. Recently, oil prices have remained at historically high levels and gas prices have also increased, reaching a 2008 high of $9.44 per Mcf on March 11, 2008. On March 12, 2008, the NYMEX near month delivery contract price was $101.84 per bbl for crude oil and $9.37 per Mcf for natural gas.

The level of activity in the oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for the services provided by us may not reflect the level of activity in the industry. Any reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for the services we provide. Further, most of our services and products support drilling for and production of natural gas. Therefore, a substantial reduction in natural gas prices or natural gas production levels may have an adverse impact on our business, even if oil prices remain strong. Most industry forecasts anticipate an increase of liquefied natural gas, or LNG, imports from overseas. Any significant increase in LNG imports could adversely impact the price for and activity related to natural gas and therefore may have an adverse impact on our business. We may experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices.

Substantially all of the service and rental revenue we earn is based upon a charge for a relatively short period of time (e.g., an hour, a day, a week) for the actual period of time the service or rental is provided to our customer. By contracting services on a short-term basis, we are exposed to the risks of a rapid reduction in market price and utilization and volatility in our revenues. Product sales are recorded when the actual sale occurs, title or ownership passes to the customer and the product is shipped or delivered to the customer.

Potential for excess capacity in the oilfield services industry could increase competition for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because oil and natural gas prices and drilling activity have recently been at historically high levels, oilfield service companies have been acquiring additional equipment to meet their customers’ increasing demand for services. For example, we have expanded our hydraulic fracturing services, spending an aggregate of approximately $118.9 million in 2006 and 2007. If there is a material reduction in hydrocarbon price levels and drilling activity, there is a potential for excess capacity in the oilfield services industry. This could result in an increased competitive environment for oilfield service companies, which could lead to lower prices and utilization for our services and could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our business depends upon our ability to obtain specialized equipment and parts from third party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

We purchase specialized equipment and parts from third party suppliers and affiliates, including companies controlled by Wexford. Currently, there is a limited number of suppliers that manufacture equipment we use. Should our current suppliers be unable or unwilling to provide the necessary equipment and parts or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment and parts could negatively impact our ability to purchase new equipment to update or expand our existing fleet or to timely repair equipment in our existing fleet.

The loss of or interruption in operations of one or more of our key raw material suppliers could have a material adverse effect on our operations.

Our reliance on outside suppliers for some of the key raw materials we use in providing our services involves several risks, including limited control over the price, timely delivery and quality of such materials or equipment. We rely on a limited number of suppliers for certain raw materials, particularly sand, a principal raw material that is critical for certain of our operations. While these materials are generally available, if we were to have a problem sourcing raw materials or transporting these materials from these suppliers, our ability to provide services could be limited. We have no written contracts with our suppliers to ensure the continued supply of raw materials. Historically, we have placed orders with our suppliers that meet our raw material requirements for periods of two to three weeks. Any required changes in our suppliers could cause material delays in our operations and increase our costs. In addition, our suppliers may not be able to meet our future demands as to volume, quality or timeliness. Our inability to obtain timely delivery of key raw materials of acceptable quality or any significant increases in prices of such materials could result in material operational delays, increase our operating costs, limit our ability to service our customers’ wells or otherwise materially and adversely affect our business and operating results.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. We do not have employment contracts with any of our executive officers and they are not restricted from competing with us if they cease to be employed by us. Also, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

The delivery of our products and services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Advancements in technology could have a material adverse effect on our business, financial condition and results of operations and cash flows.

As new directional drilling, stimulation and pressure pumping and other well service technologies develop, we may be placed at a competitive disadvantage, and competitive pressure may force us to implement new technologies at a substantial cost. We may not be able to successfully acquire or use new technologies. New technologies could render our current products and services obsolete or significantly reduce demand for our current products and services. As a result, new advancements in technology could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could limit our ability to grow.

The oilfield services industry is capital intensive. We make, and expect to continue to make, substantial capital expenditures in our business and operations. Our capital expenditures were approximately $116.8 million for the year ended December 31, 2006 and $85.9 million for the year ended December 31, 2007. Our capital commitments are estimated to be $30.0 million for 2008. To date, we have financed capital expenditures primarily with funding from our equity sponsor, cash generated by operations and borrowings under our credit facilities. In the near term, we intend to finance our capital expenditures primarily with cash flow from operations and borrowings under our revolving credit facility.

We may be unable to generate sufficient cash from operations and other capital resources to maintain planned or future levels of capital expenditures. Further, our actual capital expenditures for 2008 could exceed our capital expenditure budget. For example, our capital expenditure budget for 2008 does not allocate funds to additional acquisitions. In the event our capital expenditure requirements at any time are greater than the amount we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital or, if we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected acquisitions of complementary assets, businesses and technologies. Since our commencement of operations in December 2005, we have completed 18 acquisitions for an aggregate consideration of approximately $155.9 million. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including but not limited to environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements;

•	potential losses of key employees and customers of the acquired businesses;

•	inability to commercially develop acquired technologies;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have financed capital expenditures primarily with funding from our equity sponsor, cash generated by operations and borrowings under our credit facilities. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Our customer base is concentrated within the oil and natural gas production industry and the loss of one or more of our significant customers could cause our revenue to decline substantially.

Our top three customers accounted for approximately 49% and 45% of our revenue for the years ended December 31, 2007 and 2006, respectively, with each of the top two customers accounting for more than 10% of our revenue for these periods. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services, our revenue would decline and our operating results and financial condition could be harmed.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	the covenants that are contained in the agreements that govern our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	any failure to comply with the financial or other covenants of our debt could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•	our level of debt could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Further, under our existing revolving credit facility certain change of control events would constitute events of default.

The majority of our debt is structured under floating interest rate terms. A one percentage point increase in the interest rates on our $111.1 million of debt outstanding as of December 31, 2007 would cause a $1.1 million pre-tax annual increase in interest expense.

Our debt under our revolving credit agreement matures in 2008, and we may not be able to extend or refinance it on acceptable terms.

We may not be able to provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices.

The markets in which we operate are highly competitive and have relatively few barriers to entry. The principal competitive factors in our markets are price, product and service quality and availability, responsiveness, experience, technology, equipment quality and reputation for safety. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Some contracts are awarded on a bid basis, which further increases competition based on price. As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations are subject to hazards inherent in the oil and natural gas industry, which could expose us to substantial liability and cause us to lose customers and substantial revenue.

Risks inherent to our industry, such as equipment defects, vehicle accidents, explosions and uncontrollable flows of gas or well fluids, and releases of and exposure to hazardous substances can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment, natural resources and the environment. The cost of managing such risks may be significant. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, natural resources and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us than some of our competitors because we sometimes acquire companies that may not have allocated significant resources and management focus to safety and environmental matters and may have a poor environmental and safety record and associated possible exposure.

We work in a dangerous business and our safety procedures may not always prevent accidents. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable and insurance may not continue to be available on terms as favorable as our current arrangements. In addition, certain types of insurance coverage may not be available in the future. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations and cash flows. Our senior management may not be successful in improving our overall environmental and safety record.

One of our affiliated companies was involved in an incident in the offshore waters of Louisiana. Certain of our officers and one of our directors served as officers of this affiliated company at the time of the incident. Those with potential claims related to this incident may attempt to pursue their claims against us and these officers and directors.

Effective as of December 31, 2006, Services LLC, an affiliated company with which we are under common control, transferred to us ten of its 13 directly-owned subsidiaries and all of its indirect subsidiaries in return for shares of our common stock. One of the direct subsidiaries that was not transferred to us by Services LLC is Athena Construction, L.L.C., or Athena. Athena owns eight barges with cranes that are used in well construction in the shallow waters off the Louisiana Gulf Coast. On October 12, 2006, one of the barges owned and operated by Athena, a barge rented by Athena and a tug boat owned and operated by an unrelated third party caught fire in West Cote Blanche Bay off the coast of Louisiana. The tow boat was pushing the Athena and rental barges. An eight-inch natural gas line was struck, ruptured and ignited around the tow and barges. A spud leg from the Athena barge was found in the lowered position by investigators. The captain of the tow boat and three Athena construction workers died. Two Athena construction workers are missing and have been declared dead. The deckhand on the tow boat and one Athena worker survived. Several of our officers and one of our directors also served as officers of Athena at the time of the incident. Lawsuits relating to this incident have been filed in state and federal courts naming Athena, Services LLC and other entities as defendants. Neither our company nor any of our officers or directors have been named as defendants in any such lawsuits. However, it is possible that those with potential claims related to this incident may bring one or more actions against our company and/or certain of our officers and directors seeking damages. Litigation is inherently uncertain, and any specific claims that could be made and the outcome of any such actions cannot be predicted with certainty at this time. Even if no damages were recoverable from our company, any proceedings involving our officers and/or directors would likely result in a diversion of their attention from the business of managing our company.

We are subject to extensive environmental laws and regulations that may subject us to substantial liability or require us to take actions that will adversely affect our results of operations.

Our business is significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. As part of our business, we handle, transport and dispose of a variety of fluids and substances. Specifically, as part of our fluid logistics and well-site services segment, we dispose of fluids, including salt water, into disposal wells. This activity poses some risks of environmental liability, including leakage from the wells to surface and subsurface soils, surface water or groundwater. We currently own five water disposal systems in the Barnett Shale and Southern Oklahoma. We may acquire or drill additional disposal wells in the future provided we can obtain the necessary governmental approvals. If we do not have sufficient disposal wells available, our operations could be adversely affected. We also handle, transport and store these fluids. The handling, transportation, storage and disposal of these fluids are regulated by a number of laws, including the Resource Conservation and Recovery Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Clean Water Act; the Safe Drinking Water Act; and other federal and state laws and regulations promulgated thereunder. The cost of compliance with these laws can be significant. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, cleanup costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. We could be exposed to liability for cleanup costs, natural resource damages and other damages under these and other environmental laws. Such liability is commonly on a strict liability basis, without regard to fault. Liability is also potentially imposed on a joint and several basis. Liability may also be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing environmental requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of injunctive obligations or limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

The effect of environmental laws and regulations on our business is discussed in greater detail under “Business – Government Regulations – Environmental Matters.”

The nature of our industry subjects us to compliance with other regulatory laws and our failure to comply with such laws may adversely affect our results of operations and profitability.

Our business is significantly affected by state and federal laws and other regulations relating to the oil and natural gas industry in general, and more specifically with respect to environmental, health and safety, waste management and the storage, handling and transportation of hazardous materials and by changes in and the level of enforcement of such laws. The failure to comply with these rules and regulations can result in substantial penalties, revocation of permits, corrective action orders and criminal prosecution. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. We may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. It is impossible for management to predict the cost or impact of such laws and regulations on our future operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Legal requirements, conservation measures and technological advances could reduce demand for oil and natural gas, which may adversely affect our business, financial condition, results of operations and cash flows.

Environmental and energy matters have been the focus of increased scientific and political scrutiny and are being subject to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate energy-related activities, such as emissions of greenhouse gasses, and additional restrictions are under consideration by governmental entities. These legal requirements as well as fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Management cannot predict the impact of the changing demand for oil and gas services and products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increasing trucking regulations may increase our costs and negatively impact our results of operations.

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and its relevant modal administrations as well as various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing and insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials (HAZMAT). There are additional safety regulations specifically relating to the trucking industry, including testing and specification of equipment, product handling requirements, vehicle weight, as well as driver medical certification and mandatory drug and alcohol testing. In addition, intrastate motor carrier operations are subject to safety and regulatory requirements that mirror the federal regulatory scheme.

The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, licensing fees, as well as increased fuel economy standards which may increase our costs or adversely impact the recruitment of drivers. Other possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, upgrading of onboard black box recorders, the mandatory installation of new safety technologies and limits on vehicle weight and size. We cannot predict whether, or in what form, any increase in such taxes and fees applicable to us will be enacted.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. Our management and auditors identified significant deficiencies that, in the aggregate, resulted in a material weakness in the operation of our internal controls during the period ended December 31, 2005 and the year ended December 31, 2006. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We may be required to comply with the provisions of Section 404(a) of the Sarbanes-Oxley Act of 2002 as early as December 31, 2009. Section 404(a) requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. Section 404(b) will require that our independent registered public accounting firm opine on those internal controls as early as December 31, 2009. In connection with preparing our financial statements for the period ended December 31, 2005 and the year ended December 31, 2006, we and our auditors identified numerous significant deficiencies relating to the lack of a complete and thorough period-end closing and financial reporting process and related controls that, in the aggregate, constituted a material weakness. The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company’s internal control. Accordingly, a material weakness increases the risk that the financial information we report contains material errors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls” for a description of actions we have taken related to the previously reported material weakness.

If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report additional material weaknesses or significant deficiencies in the future, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness or deficiencies in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We believe that the out-of-pocket costs and the diversion of management’s attention from running our day-to-day operations that will be needed to maintain our internal controls, perform an annual assessment of such controls and otherwise comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

Risks Related to this Offering and Our Common Stock

Our largest stockholder controls a significant percentage of our common stock, and its interests may conflict with those of our other stockholders.

Services LLC, an entity controlled by Wexford, is the selling stockholder in this offering. The selling stockholder is offering to sell              shares in this offering, or              shares if the underwriters exercise their over-allotment option in full. Upon completion of this offering, Wexford will beneficially own approximately         % of our common stock, or         % if the underwriters exercise their over-allotment option in full. See “Principal and Selling Stockholders.” As a result, Wexford will continue to be able to exercise significant influence, and in most cases control over matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Wexford’s continued concentrated ownership will make it impossible for another company to acquire us and for you to receive any related takeover premium for your shares unless Wexford approves the acquisition.

Since we are a “controlled company” for purposes of The NASDAQ Global Market’s corporate governance requirements, our stockholders will not have, and may never have, the protections that these corporate governance requirements are intended to provide.

Since we are a “controlled company” for purposes of The NASDAQ Global Market’s corporate governance requirements, we are not required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. As a result, our stockholders may not have the protections that these rules are intended to provide.

The corporate opportunity provisions in our certificate of incorporation could enable Wexford, our equity sponsor, or other affiliates of ours to benefit from corporate opportunities that might otherwise be available to us.

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested;

•	permits any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provides that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

These provisions create the possibility that a corporate opportunity that would otherwise be available to us may be used for the benefit of one of our affiliates.

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies. As described under the caption “Related Party Transactions,” these include, among others, administrative services provided to us by Gulfport Energy Corporation, a disposal well drilled for us by Bronco Drilling Company, Inc., oilfield services provided by us to Windsor Energy Group, L.L.C., real property leased by us from Caliber Investment Group and affiliated entities and purchases of workover rigs and/or other equipment from Taylor Rig, L.L.C. and Diamondback-Special LLC. Mike Liddell, one of our directors and our Chairman of the Board, is also a director and the Chairman of the Board of Gulfport, and Scott Streller and Donald Dillingham, two of our director nominees, are also directors of Gulfport. In addition, Mr. Liddell is the president and chief executive officer of Windsor, serves as a director of Bronco and had served as Bronco’s Chairman until August 2007. These relationships may create conflicts of interest because Mr. Liddell has responsibilities to Gulfport, Bronco and Windsor and their respective stockholders and Messrs. Streller and Dillingham have responsibilities to Gulfport and its stockholders. Their duties as directors of these companies may conflict with their duties as directors of our company in connection with business dealings between us and them. The resolution of these conflicts may not always be in our or our stockholders’ best interests. Further, as of March 1, 2008, affiliates of Wexford, our equity sponsor, beneficially owned approximately 36% of the outstanding common stock of Gulfport, another Wexford affiliate was the controlling member of Caliber and such Wexford affiliate and Mike Liddell beneficially owned 100% of the equity of Windsor. These overlapping ownerships may also create conflicts that may not always be resolved in our or our stockholders’ best interests. See “Related Party Transactions” for information regarding our transactions with these companies.

There has been no public market for our common stock and if the price of our common stock fluctuates significantly, your investment could lose value.

We have applied to have our common stock listed on The NASDAQ Global Market. Prior to this offering, there has been no public market for our common stock, and an active public market may not develop for our common stock or our common stock may not trade in the public market subsequent to this offering at or above the initial public offering price. If an active public market for our common stock does not develop, the trading price and liquidity of our common stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. The initial offering price, which will be negotiated between us and the underwriters, may not be indicative of the trading price for our common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•	our quarterly or annual operating results;

•	changes in our earnings estimates;

•	investment recommendations by securities analysts following our business or our industry;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates or market perceptions of our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	changes in industry, general market or economic conditions; and

•	announcements of legislative or regulatory change.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

Services LLC is the selling stockholder in this offering. In addition to the              shares of our common stock to be sold by the selling stockholder in this offering, or              shares of our common stock if the underwriters exercise their over-allotment option in full, Services LLC could sell a substantial number of shares of our common stock in the public market in the future, subject to certain restrictions discussed below. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. See “Shares Eligible for Future Sale.” In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

After this offering, we will have              shares of common stock outstanding, excluding stock options. Of these shares, all shares sold in this offering, other than shares, if any, purchased by our affiliates, will be freely tradable. We, Services LLC and our officers and directors will be subject to agreements that limit their ability to sell our common stock held by them. These holders cannot sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus, which period may be extended under limited circumstances, without the prior written consent of                                     . However, these lock-up agreements are subject to certain specific exceptions.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, you will experience immediate and substantial dilution of approximately $             per share, representing the difference between our net tangible book value per share as of              after giving effect to this offering and an assumed initial public offering price of $             (which is the midpoint of the range set forth on the cover of the prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) our net tangible book value per share after giving effect to this offering by $            , and increase (decrease) the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offered expenses payable by us. See “Dilution” for a description of dilution.

Provisions in our certificate of incorporation and bylaws will make it more difficult to effect a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our certificate of incorporation and bylaws could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws will contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent;

•

the ability of our board of directors to adopt, amend or repeal bylaws, and the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained for stockholders to amend our bylaws;

•	the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to remove directors;

•

the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to amend our certificate of incorporation; and

•

the authorization given to our board of directors to issue and set the terms of preferred stock without the approval of our stockholders, which preferred stock could adversely impact the voting power or value of our common stock.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future and, therefore, only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions capital requirements, business prospects and other factors deemed relevant by our board of directors. In addition, the terms of our revolving credit facility prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	planned acquisitions and future capital expenditures;

•	technology;

•	financial strategy;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “seek,” “objective” or “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the many factors including those listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of Proceeds

Our net proceeds from the sale of the              shares of common stock in this offering, assuming a public offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus), are estimated to be $             million, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds would be $             million if the underwriters’ overallotment option is exercised in full. We intend to use the net proceeds of this offering to repay outstanding indebtedness under our revolving credit facility with Fortis Capital Corp. and other lenders. Immediately after this repayment, we intend to borrow approximately $20.0 million under the Fortis credit facility which we will use to repay in full the amounts outstanding under our subordinated unsecured revolving facility with Kappa Investors LLC, an entity controlled by Wexford.

We entered into a revolving credit facility with Fortis Capital Corp. and certain other lenders on August 30, 2006, which was amended and restated on February 13, 2007. As of December 31, 2007 and March 14, 2008, we had outstanding borrowings of $86.1 million and $82.1 million, respectively, under this credit facility. Borrowings bear interest, at our option, at a rate equal to either the London Interbank Offered Rate, or LIBOR, plus 2.75%, or the prime rate plus 1.75%. At December 31, 2007, our average interest rate under this facility was 7.86%. The credit facility requires that the net proceeds from this offering be used to repay outstanding borrowings under this facility. Prior borrowings under this facility were used to repay our outstanding indebtedness of $7.9 million under our revolving credit agreement with Coppermark Bank, to repay $7.0 million of outstanding indebtedness under our credit facility with Kappa Investors, to repay other debt of $0.9 million and for general corporate purposes. We contemplate amending this credit facility in connection with the closing of this offering. We intend to use cash flow from operations and future borrowings under our credit facility to fund our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We entered into a $25.0 million subordinated unsecured revolving facility with Kappa Investors LLC effective as of July 5, 2006. As of December 31, 2007 and March 14, 2008, $25.0 million and $20.0 million, respectively, was outstanding under this facility and bore interest at a rate of LIBOR plus 4% per annum. Borrowings under this facility are due on August 30, 2008. See “Related Party Transactions—Kappa Investors Loan.”

Pending these uses, we may invest the net proceeds from this offering temporarily in short-term, investment-grade, interest bearing securities or guaranteed obligations of the United States government.

We will not receive any proceeds from the sale of shares by the selling stockholder.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of our credit facility with Fortis prohibit us from paying dividends and making other distributions. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

Capitalization

The following table sets forth, as of December 31, 2007, a summary of:

•	our actual capitalization; and

•

our capitalization as adjusted to give effect to (a) our issuance of              shares of our common stock in our merger with Diamondback Holdings, (b) the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from such offering to repay outstanding borrowings as described under the caption “Use of Proceeds” and (c) the issuance of an aggregate of 550,000 shares of restricted stock under our 2008 Equity Incentive Plan in connection with this offering.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in this prospectus.

(in thousands)
	As of December 31, 2007
	Actual	As Adjusted for Offering (1)
Cash and cash equivalents	$1,059	$

Total debt (2)	$111,069		$—
Equity	$205,355		—
Stockholders’ equity:
Common stock, par value $0.01; 1,000 shares authorized and shares issued and outstanding actual; 100,000,000 shares authorized and shares issued and outstanding as adjusted for the offering
Additional paid-in capital	—

Total stockholders’ equity	—		—

Total capitalization	$316,424	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in-capital and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Includes our long-term debt, lines of credit and current portion of long-term debt.

Dilution

Our reported net tangible book value as of December 31, 2007 was $             million, or $             per share, based upon              shares outstanding as of that date after giving pro forma effect to the transfer and the merger. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. Assuming the sale by us of              shares of common stock offered in this offering at an estimated initial public offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2007 would have been approximately $             million, or $             per share after giving pro forma effect to the merger. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price.

The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2007	$
Increase per share attributable to new investors	$
As adjusted net tangible book value per share after the offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the range set forth in the cover of this prospectus) would increase (decrease) our net tangible book value after the offering by $            , and increase (decrease) the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of December 31, 2007, after giving pro forma effect to the merger, the number of shares of common stock issued by us to our existing stockholder and by the new investors at the assumed initial public offering price of $             per share, together with the total consideration paid and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholder		%	$	%	$
New investors		%		%

Total		100.0%		$100.0%	$

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to                     , or approximately         % of the total number of shares of our common stock.

The data in the table excludes 550,000 shares of restricted common stock under our 2008 Equity Incentive Plan that will be issued in connection with the completion of this offering.

Selected Historical Financial Data

The following table sets forth selected historical financial data as of and for each of the periods indicated. The data as of December 31, 2002 and 2003 and for the year ended December 31, 2002 are derived from the historical unaudited financial statements of Quantum Drilling Motors, L.L.C., our predecessor, which we refer to as Quantum. The data for the year ended December 31, 2003, as of and for the year ended December 31, 2004 and as of and for the 11 months ended November 30, 2005 are derived from the historical audited financial statements of Quantum. The data as of and for the period ended December 31, 2005 and as of and for the years ended December 31, 2006 and 2007 are derived from our historical audited consolidated financial statements for such periods. Operating results for the year ended December 31, 2007 and other historical periods are not necessarily indicative of results that may be expected for any future periods. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Statements of Operations” and our consolidated historical financial statements and related notes and Quantum’s historical financial statements and related notes included elsewhere in this prospectus.

(In thousands, except per share data)	Predecessor (1)
	Year Ended December 31,		11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005 (2)	Year Ended December 31, 2006 (2)	Year Ended December 31, 2007 (2)
	2003	2004

Statements of Operations Data
Revenue:
Drilling Technology services and applications	$5,298	$10,252	$21,586	$2,501	$52,132	$83,138
Stimulation and pumping services	—	—	—	—	28,541	119,137
Fluid logistics and well-site services	—	—	—	—	65,740	76,994
Completion and production services	—	—	—	—	9,487	18,437

Total	5,298	10,252	21,586	2,501	155,900	297,706
Expenses:
Cost of revenues, exclusive of depreciation, amortization and accretion	3,328	6,349	13,551	1,677	98,986	206,176
Selling, general and administrative	1,646	3,180	6,338	733	22,704	32,465
Research and Development	—	—	—	—	—	9,512
Depreciation, amortization and accretion	258	473	893	205	18,555	40,042

Operating income (loss)	66	250	804	(114)	15,655	9,511
Other income (loss)	—	1	(109)	1	447	277
Gain (loss) on sale or disposition of assets	—	—	—	—	29	(134)
Interest expense	(11)	(78)	(192)	(82)	(2,161)	(10,456)
Provision for income taxes	—	—	—	—	(1,569)	(56)

Income (loss) before minority interest	55	173	503	(195)	12,401	(858)
Income attributable to minority interest in variable interest entities	—	—	—	—	61	289

Net income (loss)	$55	$173	$503	$(195)	$12,340	$(1,147)

Pro Forma C Corporation Data: (3) (4)
Historical income (loss) before income taxes and minority interest	$55	$173	$503	$(195)	$13,971	$(802)

Pro forma provision (benefit) for income taxes	$21	$65	$190	$(74)	$5,272	$(303)

Pro forma net income (loss)	$34	$108	$313	$(121)	$8,636	$(788)

Pro forma income (loss) per common share – basic and diluted
Weighted average pro forma shares outstanding – basic and diluted

Other Financial Data:
Adjusted EBITDA (5)	$324	$724	$1,588	$92	$34,625	$58,604
Cash flows from operating activities	(118)	372	2,998	(110)	19,253	22,398
Cash flows from investing activities	(487)	(1,355)	(4,916)	(34,995)	(199,707)	(115,569)
Cash flows from financing activities	605	995	1,932	35,769	186,986	87,035
Capital expenditures:
Acquisitions, net of cash acquired (6)	—	—	—	25,464	84,725	23,479
Property and equipment	668	1,376	5,373	931	116,764	85,807

(In thousands)	Predecessor(1)
	As of December 31,		As of November 30, 2005	As of December 31, 2005(2)	As of December 31, 2006(2)	As of December 31, 2007
	2003	2004
Balance Sheet Data:
Total current assets	$1,636	$3,099	$6,017	$6,675	$51,600	$81,343
Total assets	3,067	5,233	12,434	41,230	272,480	370,206
Total current liabilities	1,696	3,737	10,252	5,595	41,666	145,696
Lines of credit – long-term	696	1,396	1,072	—	44,900	—
Capital lease obligations, net of current maturities	365	—	—	—	2,699	7,172
Long-term debt, net of current maturities	594	562	278	60	90	—
Asset retirement obligations	—	—	—	—	100	178
Total liabilities	2,290	4,299	10,530	5,656	93,558	155,959
Minority interest in variable interest entities	—	—	—	—	7,613	8,892
Equity (1)	777	934	1,904	35,574	171,309	205,355

(1)	Since we succeeded to substantially all of the business of Quantum and our own operations prior to that acquisition were insignificant relative to the operations acquired, the pre-acquisition operations of Quantum have been designated as our “predecessor.”

(2)	Effective as of December 31, 2006, the assets, liabilities, revenues and expenses of certain corporations, limited liability companies and partnerships were transferred by our affiliate Diamondback Energy Services LLC, a company controlled by Wexford and referred to as Services LLC, to our parent, Diamondback Holdings, LLC, which, immediately prior to the closing of this offering, will be merged with Diamondback Energy Services, Inc., the issuer of the common stock to be sold in this offering. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The financial data in the above table as of and for the periods ended December 31, 2005 and December 31, 2006 are the financial data of Services LLC prepared on a carve-out basis to include only (a) the assets, liabilities, revenues and expenses of the entities transferred to us since the date of their respective acquisition or formation and (b) corporate borrowings and substantially all of the expenses of Services LLC since its formation in September 2005. See Note A to our consolidated financial statements appearing elsewhere in this prospectus. The financial data as of and for the year ended December 31, 2007 are the historical financial data of Diamondback Holdings.

(3)	Quantum, Services LLC and Diamondback Holdings are entities treated as partnerships for federal income tax purposes. As a result, essentially all taxable earnings and losses, except those of our two C corporation subsidiaries, were passed through to their members, and federal income taxes were not paid at the entity level. Upon completion of this offering, we will be taxed as a C corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods presented. The unaudited pro forma data are presented for informational purposes only, and do not purport to project our results of operations for any future period or our financial position as of any future date.

(4)	Unaudited pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to Services LLC in connection with the transfer and merger discussed in note 2 above.

(5)	Adjusted EBITDA consists of net income (loss) before interest expense, taxes, depreciation, amortization, accretion and effect of the charge to earnings associated with the acquisition of research and development assets. Adjusted EBITDA is a non-GAAP financial measure, which is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Adjusted EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we use Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Our revolving credit facility also includes a definition of EBITDA which is used in the calculation of certain covenants. Adjusted EBITDA herein is not the same as would be calculated under the revolving credit facility. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, and depreciation, amortization and accretion. The table below reconciles Adjusted EBITDA with our net income (loss).

(6)	Acquisitions, net of cash acquired, consist only of the cash component of acquisitions. It does not include common stock and notes issued for acquisitions, nor does it include other non-cash consideration issued for acquisitions.

Reconciliation of Adjusted EBITDA

(In thousands)	Predecessor
	Year Ended December 31,		11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
	2003	2004

Net income (loss)	$55	$173	$503	$(195)	$12,340	$(1,147)
Plus: interest expense	11	78	192	82	2,161	10,456
Plus: tax expense	—	—	—	—	1,569	56
Plus: depreciation, amortization and accretion	258	473	893	205	18,555	40,042
Plus: research and development acquisition charge	—	—	—	—	—	9,197	(a)

Adjusted EBITDA	$324	$724	$1,588	$92	$34,625	$58,604

(a)	On November 1, 2007, we acquired all of the assets and intellectual property of Noble Downhole Technology’s rotary steerable system for $10.0 million. The assets purchased include intellectual property, refurbished and new directional drilling tools, support equipment and leased facilities used in the research and development of a new rotary steerable technology. At the time of the purchase, the technology under development was not yet commercially viable and had not yet begun to generate revenues, nor had a customer base yet been developed. As such, a one-time charge to earnings of approximately $9.2 million was taken during the fourth quarter of 2007. This charge represents the amount paid for tangible and intangible assets used in the ongoing research and development of this new technology which was not deemed to have alternative future uses.

Unaudited Pro Forma Combined Statement of Operations

The following is our unaudited pro forma combined statement of operations for the year ended December 31, 2007. The unaudited pro forma combined statement of operations gives pro forma effect to our acquisition of Directional Drilling Contractors, LLC, which we refer to as DDC, as if it had been consummated on January 1, 2007 and gives effect to income taxes assuming we were operated as a taxable corporation throughout the year.

As the acquisition occurred prior to December 31, 2007, it is reflected in our historical audited consolidated balance sheet as of December 31, 2007. Accordingly, no pro forma balance sheet information has been provided.

The DDC acquisition was accounted for as a purchase and, as a result, the acquired assets were recorded at their fair value at the time of purchase. The fair values were based upon an outside firm’s estimates of fair value and are believed to be reasonable.

The following unaudited pro forma combined statement of operations and accompanying notes should be read together with the historical statements of DDC appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations was derived by adjusting those historical financial statements. The adjustments are based on currently available information and certain estimates and assumptions that our management believes provide a reasonable basis for presenting the significant effects of the acquisition. The pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the unaudited pro forma combined statements of operations.

The unaudited pro forma combined statements of operations do not purport to present our results of operations had the acquisitions actually been completed as of the date indicated. Moreover, they do not purport to project our results of operations for any future date or period.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2007

(In thousands)	Diamondback	DDC Historical	Pro Forma Adjustments	Pro Forma Combined
Revenues	$297,706	$14,662	$—	$312,368
Costs and expenses
Cost of revenues, exclusive of depreciation, amortization and accretion	206,176	7,890	—	214,066
Selling, general and administrative	32,465	2,724	—	35,189
Research and development	9,512	—	—	9,512
Depreciation, amortization and accretion	40,042	907	68 (a)	41,017

Total costs and expenses	288,195	11,521	68	299,784

Operating income	9,511	3,141	(68)	12,584
Other income and expense
Other income (expense)	277	(221)	—	56
Gain on sale of assets	(134)	—	—	(134)
Interest expense	(10,456)	—	—	(10,456)

	(10,313)	(221)	—	(10,534)

Income before income taxes	(802)	2,920	(68)	2,050
Income tax	56	—	718 (b)	774

Income loss before minority interest	(858)	2,920	(786)	1,276
Income attributable to minority interest in variable interest entities	289	—	—	289

Net income	$(1,147)	$2,920	$(786)	$987

Note 1. Basis of Presentation

On August 14, 2007, Diamondback Holdings acquired substantially all of the assets, operations and certain liabilities of DDC. The assets acquired included wireline equipment, directional drilling motors, MWD equipment, wireline steering tools, gyro systems, shock subs and other drilling-related equipment and components. The purchase price was approximately $23.5 million. The historical financial information is derived from the historical statements of operations of DDC. Our acquisition of DDC was accounted for as a purchase and, as a result, the acquired assets were recorded at their fair value at the time of purchase.

Note 2. Pro Forma Adjustments and Assumptions

(a)	To reflect an increase in depreciation and amortization expense resulting from the purchase of DDC equipment in service, depreciated on a straight line basis over two to 16 years, amortization of trade name over an estimated useful period approximating 20 years and amortization of customer relationships over nine years.

(b)	To reflect income taxes assuming we were operated as a taxable corporation throughout the period (see Note 3).

Amortization of customer relationships is not straight-line, but based on estimated attrition factors, which vary from year-to-year. Estimated amortization of customer relationships for DDC is as follows for the next five years:

Year	Amount
2008	$366,520
2009	$427,460
2010	$285,780
2011	$189,420
2012	$126,500

Note 3. Income Taxes

Diamondback Holdings was a limited liability company classified as a partnership for income tax purposes. Accordingly, income taxes on net earnings were payable by members and are not reflected in the historical financial statements except for taxes associated with taxable subsidiaries. Pro forma adjustments are reflected to provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109. For unaudited pro forma income tax calculations, a statutory Federal tax rate of 34% and a blended effective state tax rate of approximately 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate. The pro forma tax effects are based upon currently available information and assume the company had been a taxable entity for the periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma effects.

Based on estimates of the temporary differences as of December 31, 2007, upon conversion to a taxable entity, net deferred income tax liabilities of approximately $12.2 million will be recognized with a corresponding charge to earnings. This charge has not been reflected in the pro forma adjustments.

Note 4. Reconciliation of Adjusted EBITDA

Adjusted EBITDA consists of net income (loss) before interest expense, taxes, depreciation, amortization, accretion and effect of the charge to earnings associated with the acquisition of research and development assets. Adjusted EBITDA is a non-GAAP financial measure, which is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Adjusted EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we use Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Our revolving credit facility also includes a definition of EBITDA which is used in the calculation of certain covenants. Adjusted EBITDA herein is not the same as would be calculated under the revolving credit facility. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, and depreciation, amortization and accretion. The table below reconciles pro forma Adjusted EBITDA with our pro forma net income.

(in thousands)	Year Ended December 31, 2007
	Diamondback	DDC Historical	Pro Forma Adjustments	Pro Forma Combined
Reconciliation of Pro Forma Adjusted EBITDA
Net income	$(1,147)	$2,920	$(786)	$987
Plus: interest expense	10,456	—	—	10,456
Plus: income tax expense	56	—	718	774
Plus: depreciation, amortization and accretion	40,042	907	68	41,017
Plus research and development acquisition charge	9,197	—	—	9,197	(1)

Adjusted EBITDA	$58,604	$3,827	$—	$62,431

(1)	On November 1, 2007, we acquired all of the assets and intellectual property of Noble Downhole Technology’s rotary steerable system for $10.0 million. The assets purchased include intellectual property, refurbished and new directional drilling tools, support equipment and leased facilities used in the research and development of a new rotary steerable technology. At the time of the purchase, the technology under development was not yet commercially viable and had not yet begun to generate revenues, nor had a customer base yet been developed. As such, a one-time charge to earnings of approximately $9.2 million was taken during the fourth quarter of 2007. This charge represents the amount paid for tangible and intangible assets used in the ongoing research and development of this new technology which was not deemed to have alternative future uses.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data,” “Unaudited Pro Forma Combined Statements of Operations,” and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Introduction

Commencing in 2005, Services LLC, a company controlled by Wexford, began to target investment opportunities in service-oriented companies in the oil and natural gas industry. During the period October 2005 through March 2006, Services LLC acquired the assets of or equity interests in 20 companies. Services LLC owned these acquired assets, entities and operations, as well as its newly established business operations, through 13 direct, wholly-owned subsidiaries and 12 indirect subsidiaries. Effective December 31, 2006, ten of the direct, wholly-owned subsidiaries and all of the indirect subsidiaries were transferred to our parent, Diamondback Holdings, LLC, in a transaction that we refer to as the transfer. Subsequent to December 31, 2006, Diamondback Holdings completed two acquisitions. Immediately prior to the closing of this offering, Diamondback Holdings will be merged with Diamondback Energy Services, Inc. in a transaction that we refer to as the merger. In the merger, Services LLC will be issued shares of our common stock.

Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. Our historical financial statements included in this prospectus as of December 31, 2005 and for the period September 29, 2005 (inception) through December 31, 2005 and as of December 31, 2006 and for the year then ended reflect the historical financial statements of Services LLC and have been prepared on a carve-out basis to include (a) the assets, liabilities, revenues and expenses of the direct and indirect subsidiaries transferred to us in the transfer since the date of their respective acquisition or formation, as applicable, and (b) corporate borrowings and substantially all of the expense of Services LLC since its formation in September 2005. See “—The Acquisitions” and Note A to our consolidated financial statements appearing elsewhere in this prospectus for additional information regarding the acquisitions completed and entities formed by Services LLC, the entities and operations transferred to us and the basis upon which our financial statements have been prepared. Our financial statements as of and for the period ended December 31, 2007 are historical audited financial statements of Diamondback Holdings.

Since we succeeded to substantially all of the business of Quantum and our own operations prior to that acquisition were insignificant relative to the operations acquired, the pre-acquisition operations of Quantum have been designated as our “predecessor.” Because our operations effectively began in December 2005 and grew rapidly in 2006, comparisons of our financial results to prior periods are not meaningful. Accordingly, the discussion below of our results of operations focuses on the fiscal years ended December 31, 2006 and December 31, 2007.

Overview

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers and encompass the life-cycle of the well, from drilling and production through completion, stimulation and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana, Appalachia and the Rocky Mountains. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in North Texas, and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

We currently conduct our operations through the following four business segments:

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Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus optimizing well economics. Our services include providing performance drilling motors, MWD (Measurement While Drilling technology), shock subs services, wireline steering tool services, gyro survey services, underbalanced drilling services, electronic magnetic guidance tool rental and services and single shot guidance tool services, as well as providing advanced technical drilling expertise.

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Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in optimizing hydrocarbon flow paths and in the drilling, completing and plugging of wells.

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Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads.

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Completion and Production Services. Our completion and production services include completion and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services.

Outlook

Our customers are predominately independent oil and natural gas exploration and production companies. The primary factors that affect demand for our services are the levels of drilling and production-related activity of our customers, which in turn are affected in part by current and anticipated future oil and natural gas prices.

The U.S. Department of Energy’s Energy Information Administration has reported that in the lower 48 states from 2000 to 2006, the number of natural gas wells drilled per year increased at a compounded annual growth rate of 11.7%, while natural gas production actually declined at a compounded annual rate of 0.62%. We believe these numbers indicate that increasingly more natural gas wells will need to be drilled simply to maintain current production levels. In addition, we believe the servicing needs of existing and recently re-completed natural gas wells will likely rise as the number of producing wells grows.

We consider the number of wells drilled, number of drilling rigs working and well service rig counts to be indicative of spending levels in our industry. We believe that our customers tend to invest more capital in drilling-related activities when hydrocarbon prices are at higher levels or anticipated to increase. The following tables summarize average North American drilling and well service rig activity as reported by Baker-Hughes Incorporated, as well as historical natural gas and crude oil near-month prices on the New York Mercantile Exchange (NYMEX) as recorded by Bloomberg.

	Average Rig Count (1)
	Year Ended 12/31/02	Year Ended 12/31/03	Year Ended 12/31/04	Year Ended 12/31/05	Year Ended 12/31/06	Year Ended 12/31/07	2008 Year- To-Date
BHI Rotary Rig Count
U.S. Land	717	924	1,096	1,290	1,559	1,695	1,700	(2)
U.S. Offshore	113	108	97	93	90	73	58	(2)

Total U.S.	830	1,032	1,193	1,383	1,649	1,768	1,758	(2)

BHI Workover Rig Count
United States	1,010	1,129	1,235	1,354	1,572	*	*

	U.S. Oil and Natural Gas Prices (3)
	Natural Gas Near Month Delivery Contract Price			Crude Oil Near Month Delivery Contract Price
Period	Minimum	Average	Maximum	Minimum	Average	Maximum
01/01/02 – 12/31/02	$1.91	$3.37	$5.34	$17.97	$26.15	$32.72
01/01/03 – 12/31/03	4.43	5.49	9.58	25.24	30.99	37.83
01/01/04 – 12/31/04	4.57	6.18	8.75	32.48	41.47	55.17
01/01/05 – 12/31/05	5.79	9.01	15.38	42.12	56.70	69.81
01/01/06 – 12/31/06	4.20	6.98	10.63	55.81	66.25	77.03
01/01/07 – 12/31/07	5.38	7.12	8.64	50.48	72.36	98.18
01/01/08 – 03/12/08	7.62	8.39	9.44	86.99	94.30	102.59

*	Information unavailable.
(1)	Source: Baker Hughes Incorporated; rotary rig count data on weekly basis; workover rig count data on monthly basis. Baker Hughes is a large oilfield services firm that has issued the rotary rig counts as a service to the petroleum industry since 1944.

(2)	Rotary rig count data through February 29, 2008.

(3)	Source: Bloomberg; all data on daily basis.

Our Growth Strategy

Our growth strategy is focused on growth by increasing service and product offerings in our current basins and expanding our operations into new service areas either through acquisitions or establishment of new field offices. We seek to capitalize on the long-term customer relationships developed by our key field managers in achieving our growth strategy.

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Organic Growth. Our organic growth approach is to first increase the scope of our service and product offerings in established oil and natural gas markets in which we have operational platforms before expanding into new regions with less established basins and emerging resource plays. We expect to grow our operations in each of these locations by expanding services to current customers, attracting new customers and hiring local personnel with basin- and field-level expertise and leadership skills. In addition, we plan to focus on expanding our technology-driven segments, including directional drilling and pressure pumping services, which we believe provide opportunities for growth.

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Growth through Strategic Acquisitions. We have used strategic acquisitions as an integral part of our growth strategy. We intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

The Acquisitions

The following acquisitions were completed by Services LLC between December 2005 and March 2006. The entities, assets and operations described below form the platform for our business:

Quantum Acquisition. On December 16, 2005, Services LLC acquired substantially all of the assets of Quantum. The assets acquired included Monel drill collars, straight hole and directional drilling motors, Measurement While Drilling, or MWD, equipment, other related drilling equipment and components and other tangible and intangible property. The aggregate net purchase price was approximately $26.0 million, which included the repayment of $3.7 million of debt. This acquisition forms the platform for our drilling technology services and applications segment.

Sooner-Total Acquisition. In January 2006, Services LLC closed a series of purchase agreements, each with a purchase accounting effective date of January 1, 2006, under which it acquired all of the issued and outstanding equity interests in two entities and substantially all of the assets of 11 other entities, all of which were under related ownership. These transactions involved the acquisition of equipment, vehicles, trucks, frac tanks, trailers, backhoes, tanks, tractors, pumps, mobile fluid manifolds, pipe and other tangible and intangible property. Also acquired was real estate in Oklahoma and Texas, which included disposal wells. These transactions closed simultaneously on January 10, 2006, and the aggregate purchase price was approximately $90.4 million, net of cash acquired, which included the repayment of debt of approximately $12.5 million. Seven of these transactions, Hi Pressure Partners, Peach Street Partners, LLC, J & T Construction, Cementing Services, L.L.C., Total Oilfield Services, LP, Total Pumping Services, LP and Total Oilfield Services of Oklahoma, L.L.C., form the platform for our stimulation and pumping services segment while six of these transactions, Sooner Trucking & Oilfield Services, Inc., PJ Trucking, PL Trucking, Countyline Disposal, Inc., Tolar Disposal Systems, L.P. and PDQ Business Travel, L.L.C., form the platform for our fluid logistics and well-site services segment.

Packers Acquisition. On January 31, 2006, Services LLC acquired all of the issued and outstanding shares of capital stock of Packers. Acquired in this transaction were trucks, trailers, packers, downhole equipment and tools and other tangible and intangible property. The purchase price was approximately $4.4 million. This acquisition forms the platform for our completion and production services segment.

Pioneer Acquisition. On March 23, 2006, Services LLC acquired substantially all of the assets of Pioneer. The assets acquired included several light towers and compressors, vehicles, trailers, travel trailers, backhoes, pumps, valves, flow-back tanks and other tangible and intangible property. The aggregate purchase price was $1.8 million. This acquisition enhanced our completion and production services segment.

In addition to the 16 acquisitions discussed immediately above, Services LLC also acquired all the equity interests in Taylor Rig, L.L.C. and Athena Construction, L.L.C. and substantially all of the assets of Special Equipment Manufacturing, Inc. and Athena Construction, a division of Hellenic, Inc. None of these entities or their operations or assets will be transferred to us in the merger with Diamondback Holdings, LLC and their financial results have not been included in the financial statements contained in this prospectus. Services LLC continues to own those assets and operations through its three remaining direct, wholly-owned subsidiaries.

In addition, Diamondback Holdings completed the following acquisitions during 2007:

DDC Acquisition. On August 14, 2007, Diamondback Holdings acquired substantially all of the assets and certain liabilities of DDC by acquiring Diamondback-Directional Drilling LLC, a newly formed subsidiary of DDC to which the acquired assets and liabilities were transferred prior to the closing of the transaction. The assets acquired included directional drilling motors, MWD kits, wireline steering tools, gyro survey systems, shock subs and other drilling-related equipment and components. The total purchase price was $23.5 million. This acquisition expanded the geographic scope of our drilling technology segment into Appalachia.

Noble Downhole Technology Acquisition. On November 1, 2007, Diamondback Holdings acquired all of the assets and intellectual property of Noble Downhole Technology’s rotary steerable system, known as the RSS Division, for $10.0 million. The assets acquired included intellectual property, refurbished and new directional drilling tools, support equipment and leased facilities used in the research and development of a new steerable technology. We expect to incur annual expenses of approximately $3.4 million as we continue to further develop this technology. We intend to further develop this technology with the goal of offering a low cost rotary steerable tool in markets in which we operate in 2009. There can be no assurance, however, that we will be able to do so. At the time of the purchase, the technology under development was not yet commercially viable and had not begun to generate revenues, nor had a customer base yet been developed. As such, the purchase was not considered an acquisition of a business and a one-time charge to earnings of approximately $9.2 million was taken during the fourth quarter of 2007. This charge represents the amount paid for tangible and intangible assets used in the ongoing research and development of this new technology which was not deemed to have a useful life beyond the specified project. This acquisition enhanced our drilling technology segment.

Internal Controls

We may be required to comply with the provisions of Section 404(a) of the Sarbanes-Oxley Act of 2002 as early as December 31, 2009. Section 404(a) requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. Section 404(b) will require that our independent registered public accounting firm opine on those internal controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. In connection with preparing our financial statements for the periods ended December 31, 2005 and December 31, 2006, we and our auditors identified numerous significant deficiencies relating to the lack of a complete and thorough period-end closing and financial reporting process and related controls that, in the aggregate, constituted a material weakness.

These significant deficiencies were in part the result of the 16 business acquisitions completed in a six-month period following our inception. Additional contributing factors included the use of unsophisticated accounting software packages by our subsidiaries, leading to extensive use of manually intensive processes, and having a limited number of qualified personnel.

To remediate the significant deficiencies that, in the aggregate, resulted in a material weakness relating to our December 31, 2005 and 2006 period-end closing and financial reporting process and related controls, we did the following:

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implemented an enterprise-wide accounting system that allows us to establish many system related controls including segregation of duties, journal entry restrictions and reconciliation of certain “control” accounts such as cash, accounts receivable, accounts payable, inventory and fixed assets;

•

fully staffed our needs for qualified accounting professionals in our corporate office by more than doubling the number of accounting and financial reporting professionals to assist in period-end closing control processes and system management;

•

hired qualified accounting professionals for our field locations, increasing our staff from two regional controllers at the end of 2006 to the eight we have today overseeing the accounting functions of our business units;

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engaged a consulting firm that specializes in the area of Sarbanes-Oxley Act compliance to assist us in various “internal audit” type projects, including with respect to documenting our policies, procedures and internal control over financial reporting, conducting training sessions relating to the financial close process and internal controls with the corporate and field office accounting groups, and performing a company-wide risk assessment and management project; and

•

implemented various financial reporting monitoring-type controls, including monthly field level and corporate level review of all company financial statements where significant variances and ratios are identified and investigated on a timely basis.

As a result, we have concluded that our previously reported significant deficiencies and material weakness in internal control over financial reporting have been remediated.

Marketing Environment

We operate in a highly competitive industry. Our competition includes many large and small oilfield service companies. As such, we price our services and products to remain competitive in the markets in which we operate, adjusting our rates to reflect current market conditions as necessary. We examine the rate of utilization of our equipment as one measure of our ability to compete in the current market environment.

Seasonality

We provide oilfield services for oil and natural gas operations mostly in Texas and Oklahoma. As a result, we are generally not affected by seasonal weather conditions. Although we also have operations in the U.S. Rocky Mountains and Appalachia where weather conditions, particularly during winter months, may be severe and may limit our ability to operate in that area during those months, our operations in the Rocky Mountains and Appalachia currently represent a small percentage of our business. However, we expect such operations to increase in the future.

Critical Accounting Policies and Estimates

Our combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, also referred to as GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. We evaluate these estimates and assumptions on an ongoing basis. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ materially from these estimates.

We believe the following accounting policies and estimates are critical to our business operations and the understanding of our operations and include the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation and Amortization. In order to depreciate and amortize our property and equipment and our intangible assets with finite lives, we estimate useful lives, attrition factors and salvage values of these items. Our estimates may be affected by such factors as changing market conditions, technological advances in industry or changes in regulations governing the industry. Useful lives and attrition factors used in determining amortization of customer relationship intangible assets were estimated, in consultation with an independent valuation specialist, based on entity specific and industry data relating to historical and expected turnover of our customer base. In total, approximately 1,000 existing customers were included in the determination of value of customer relationships for all acquired entities. For the year ended December 31, 2006, our average attrition/amortization rate was 9.2%, which equated to the loss of approximately 83 of our existing customers. For the year ended December 31, 2007, our average attrition/amortization rate was 16.4%, which equated to the loss of approximately 164 of our existing customers. If our actual annual attrition exceeded expected attrition by 10% due to higher than anticipated turnover, amortization expense would have increased by $4.3 million and $11.6 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. Because some of the customer relationships are sizable and would have an adverse effect on the recoverability of the intangible asset if lost, we will test this asset for impairments if such an event occurs. Also, if such an event occurs, the amortization methodology and attrition rates will be reviewed.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of historical collection activity and specific identification of overdue accounts. Factors that may affect this estimate include (1) changes in the financial position of significant customers and (2) a decline in commodity prices that could affect the entire customer base. Our analysis is performed on a quarterly basis, and changes in our estimates are reflected as new information about collectibility becomes available.

Annual Evaluation of Goodwill. We are required to test for impairment of goodwill recorded in business combinations annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. This requires us to estimate the fair values of our reporting units. This assessment involves a considerable degree of judgment. As of December 31, 2007 and 2006, the carrying value of our goodwill was $51.2 million and $39.9 million, respectively. As of October 1, 2007, we performed an evaluation of each reporting unit that carried goodwill, with the assistance of an independent appraiser, and recorded no impairment of goodwill. The results of our October 1, 2007 evaluation indicated that the excess of fair value over carrying value for each of our reporting units ranged from a low of $2.6 million to a high of $46.0 million. These estimates were determined by using two separate methods, the income approach and the market approach, equally weighted to estimate fair value. The income approach calculates the present value of projected cash flows for each reporting unit over a period of five years plus a residual value. The projected cash flows are forecasted by our management. The market approach uses comparison companies in the industry as benchmarks for calculating a capital to EBITDA (earnings before interest expense, tax, depreciation and amortization) multiple. That benchmark multiple is applied to each reporting unit’s projected one year EBITDA, forecasted by management, to obtain a value indication for this method. The results of the income approach and the market approach are then equally weighted (50%) to derive the fair value for each reporting unit. Estimates and assumptions used in these methods include revenue growth rates and profitability assumptions used to calculate projected future cash flows, discount rates and market conditions and the determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. As an example, if actual cash flows were 10.0% lower than forecasted, the excess fair value over carrying value range would decrease from a low of $2.4 million to a high of $41.4 million. If forecasts and assumptions used in our analysis change in the future, significant impairment charges could result that would adversely affect our results of operations and financial position. As of December 31, 2007 no events or circumstances have occurred that indicate goodwill might be impaired.

Results of Operations

The Year Ended December 31, 2007 as compared to the Year Ended December 31, 2006

Revenue

Revenue for the year ended December 31, 2007 increased $141.8 million, or 91.0%, to $297.7 million from $155.9 million for the year ended December 31, 2006. The increase in revenue for the 2007 period is primarily attributable to growth in our stimulation and pumping services segment. We have also benefited from organic growth in our other segments.

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Drilling Technology Services and Applications. Our drilling technology services and applications segment generated $83.1 million, or 27.9%, of our total revenue for the year ended December 31, 2007 as compared to $52.1 million, or 33.4%, of our total revenue for the year ended December 31, 2006. This 59.5% increase in segment revenue is attributable to an increased focus on horizontal drilling jobs as compared to directional drilling jobs, an increase in capacity as a result of our investment of $16.1 million during 2007 for additional motors and MWD kits including the motors and MWD kits acquired in the acquisition of DDC, the expansion of our client base and geographic reach with increased operations in the Mid-Continent region and the Permian Basin and our acquisition in August 2007 of DDC. DDC generated revenues of approximately $12.8 million which represented 41.3% of total segment revenue growth.

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Stimulation and Pumping Services. Our stimulation and pumping services generated $119.1 million, or 40.0%, of our total revenue for the year ended December 31, 2007 as compared to $28.5 million, or 18.3%, of our total revenue for the year ended December 31, 2006. This 317.9% increase in segment revenue represents 63.9% of our total revenue increase for the year ended December 31, 2007 as compared to the same period in 2006. We purchased 30 high pressure frac pumps and related equipment during the year ended December 31, 2006, which equipment was first deployed beginning in June 2006, and we continued to add frac pumps thereafter, bringing our operating fleet to 55 units in Southern Oklahoma and the Barnett Shale in Texas during 2007.

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Fluid Logistics and Well-Site Services. Our fluid logistics and well-site services generated $77.0 million, or 25.9%, of our total revenue for the year ended December 31, 2007 as compared to $65.7 million, or 42.2%, of our total revenue for the year ended December 31, 2006. The 17.2% increase in segment revenue is primarily attributable to our purchase and deployment of additional fluid service trucks and frac tanks.

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Completion and Production Services. Our completion and production services segment generated $18.4 million, or 6.2%, of our total revenue for the year ended December 31, 2007 as compared to $9.5 million, or 6.1%, of our total revenue for the year ended December 31, 2006. This 93.7% increase in segment revenue during the 2007 period is primarily attributable to our purchase and deployment of additional completion and production equipment and expansion in our service offerings, including the provision of new technologically advanced tubular conveyed perforating, or TCP, services, which generated higher rates.

Service and Product Expenses. Service and product expenses include labor costs associated with our services, materials used in the performance of those services and other costs directly related to the support and maintenance of equipment. For the year ended December 31, 2007, service and product expenses were approximately $206.2 million. As a percentage of revenue, service and product expenses were 69.3% as compared to $99.0 million or 63.5% of revenue for the year ended December 31, 2006. By segment, service and product expenses as a percentage of revenue for the year ended December 31, 2007 were 68.4% for the drilling technology services and applications segment, 67.3% for the stimulation and pumping services segment, 74.0% for the fluid logistics and well-site services segment and 65.8% for the completion and production services segment. For the year ended December 31, 2006, by segment, service and product expenses as a percentage of revenues were 66.0% for the drilling technology services and applications segment, 57.7% for the stimulation and pumping services segment, 63.6% for the fluid logistics and well-site services segment and 66.0% for the completion and production services segment. Service and product expenses as a percentage of revenue increased from the 2006 period to the 2007 period in the drilling technology services and applications segment primarily due to a decrease in activity in the Rocky Mountains and south Texas where we maintained the same level of labor costs prior to the decrease in activity. For the stimulation and pumping services segment, service and product expenses as a percentage of revenues increased from the 2006 period to the 2007 period primarily due to pricing pressures, weather related impacts in the mid-continent region at the end of the second quarter of 2007 and beginning of the third quarter of 2007, and the continued expansion of the segment and deployment of new equipment to the field. In the fluid logistics and well site services segment, services and product expenses as a percentage of revenues increased from the 2006 period to the 2007 period primarily due to higher repair and maintenance expenses, increased labor costs, higher use of third-party services and weather related impacts. The decrease in services and product expense as a percentage of revenues in the completion and production services segment from the 2006 period to the 2007 period was primarily due to the stabilization of our completions division coupled with a job mix differentiation in rental tools and roustabout businesses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, consist primarily of salaries and other related expenses for our administrative, finance, information technology and human resource functions. For the year ended December 31, 2007, SG&A expenses were approximately $32.5 million, or 10.9% of total revenue for the period. For the year ended December 31, 2006, SG&A expenses were approximately $22.7 million, or 14.6% of total revenue for the period. The increase in SG&A expenses for the 2007 period is attributable to additional employees hired to support the growth of our business. Although SG&A expense increased in the 2007 period as compared to the 2006 period, SG&A expense decreased as a percentage of revenue as our revenue increased at a higher rate than our expenses during the 2007 period.

Depreciation and Amortization. Depreciation and amortization expense was approximately $40.0 million for the year ended December 31, 2007, or 13.4% of total revenue for the period. For the year ended December 31, 2006, depreciation and amortization expense was approximately $18.6 million, or 11.9% of total revenue for the period. The increase in depreciation and amortization expense in the 2007 period is attributable to our purchase of additional equipment and intangible assets during such period.

Interest Expense. Interest expense was $10.5 million for the year ended December 31, 2007 as compared to $2.2 million for the year ended December 31, 2006. The increase in interest expense is attributable to higher interest rates and increased borrowings to fund our expanded operations in 2007.

Taxes. Diamondback Holdings and Services LLC are limited liability companies that are treated as a pass-through entity for federal income tax purposes. The provision for income tax of $60,000 for the year ended December 31, 2007 was attributable to two of our subsidiaries that are taxable as C corporations. As a percentage of revenue, taxes were 0.02% for the period. The provision for income tax of $1.6 million for the year ended December 31, 2006 was attributable to the same two subsidiaries. As a percentage of revenue, taxes were 1.0% for the period.

Other. On September 25, 2007, we entered into an agreement to sell our three workover rigs and related equipment to Bronco Drilling Company, Inc. The effective date of the sale was September 1, 2007. We decided to sell the rigs as their continued operation was not strategic for us. The revenues generated from the operation of these rigs during 2007 approximated $1.9 million and we reported a pre-tax gain on the sale approximating $139,000. The resulting gain on the sale and the earnings from operating the workover rigs were not significant to the results of our operations for the year ended December 31, 2007. These rigs were operated in the completion and production segment.

Liquidity and Capital Resources

Overview. Our liquidity needs have focused primarily on funding capital expenditures and strategic acquisitions. Historically, the sources of our funds have been capital contributions and loans from Wexford, our equity sponsor, operational cash flow and borrowings under our revolving credit facilities. After the completion of this offering, our liquidity will be provided primarily by operational cash flow, borrowings under our revolving credit facility and proceeds from any future equity or debt offerings.

Operating Activities

For the years ended December 31, 2007 and 2006, net cash provided by operating activities was approximately $22.4 million and $19.3 million, respectively. Net cash provided by operating activities reflects service revenue generated through the continued growth of our business, partially offset by working capital charges associated with trade receivables, and the need to purchase and carry increasingly higher levels of inventory to meet the business demands in our stimulation and pumping services segment.

Investing Activities

For the years ended December 31, 2007 and 2006, net cash used in investing activities was approximately $115.6 million and $199.7 million, respectively. During the years ended December 31, 2007 and 2006, we made cash payments of $23.5 million and $84.7 million, respectively, for acquisitions made during the applicable period and paid $3.4 million and $0.6 million, respectively, related to acquisitions completed in prior periods. For the years ended December 31, 2007 and 2006, we made capital expenditures of $85.8 million and $116.8 million, respectively, offset by proceeds of $7.2 million and $2.4 million, respectively, from equipment lost in hole and asset disposals. Our expenditures during the years ended December 31, 2007 and 2006 related primarily to expansion of our directional drilling and stimulation and pumping services.

Financing Activities

For the years ended December 31, 2007 and 2006, net cash provided by financing activities was approximately $87.0 million and $187.0 million, respectively. Contributions from Wexford were $35.2 million and $123.4 million for the years ended December 31, 2007 and 2006, respectively. Borrowings totaled $80.7 million and $73.8 million for the years ended December 31, 2007 and 2006, respectively, and debt payments totaled $28.6 million and $16.9 million, respectively, during such periods. Cash provided by financing activities was used for acquisitions, capital expenditures and working capital.

Capital Expenditures. Capital expenditures were approximately $116.8 million in 2006. These expenditures were focused on expanding our pressure pumping and cementing fleets, fluid hauling and disposal equipment and increasing our directional drilling technology equipment. Our capital expenditures for 2007 were approximately $85.8 million. Our estimated capital expenditure budget for 2008 is $30.0 million and does not include any amounts related to acquisitions. However, the amount and timing of our capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of our oilfield services activities, prevailing and anticipated prices for oil and natural gas, and the availability of necessary equipment, labor, infrastructure and capital.

We believe that following the application of net proceeds from this offering to reduce debt as contemplated in “Use of Proceeds,” our operating cash flow and available borrowings under our credit facility will be sufficient to fund our operations for at least the next 12 months. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to expand our service and product offerings. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Further, our capital expenditure budget for 2008 does not allocate funds to any acquisitions. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through traditional borrowings, offerings of debt and equity securities or other means. Needed capital may not be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to implement our business plan.

Credit Facilities. On August 30, 2006, Services LLC entered into a revolving credit agreement with Fortis Capital Corp., as the administrative agent, lead arranger and sole bookrunner, and certain other lenders. This credit agreement provided for a $50.0 million facility, subject borrowing base limitations, which could have increased to $80.0 million if certain requirements were met. Services LLC and certain of its subsidiaries entered into an amendment and consent, effective as of December 31, 2006, with Fortis under which, among other things, we became the borrower under this credit agreement in connection with the transfer. Also under the amendment, the three direct subsidiaries of Services LLC that were not transferred to our parent, Diamondback Holdings LLC, in the transfer were released from their obligations as guarantors under the revolving credit agreement. On February 13, 2007, this credit agreement was amended and restated in its entirety. The amended and restated credit agreement increased the facility to $80.0 million. On May 10, 2007, the credit agreement was amended to increase the facility to $105.0 million. On August 27, 2007, the credit agreement was amended to increase the applicable margin of interest on borrowings under the credit facility by 0.5% per annum in consideration for waiver of an event of default arising as a result of our failure to maintain minimum consolidated EBITDA, as defined in the credit agreement, of $15.0 million for the quarter ended June 30, 2007 and the acquisition of Directional Drilling Contractors LLC after the occurrence and during the continuance of the event of default. On October 22, 2007, the credit agreement was further amended to require cash collateral on outstanding letters of credit beginning 40 days prior to August 30, 2008. The facility will mature on August 30, 2008. As of December 31, 2007, $86.1 million in borrowings was outstanding under this facility and $4.5 million in letters of credit was outstanding, leaving $14.4 million available for future borrowings. Subsequent to December 31, 2007, we borrowed $2.0 million and repaid $6.0 million of outstanding borrowings under this facility, leaving approximately $18.4 million available for future borrowings as of March 14, 2008. The description below summarizes the terms of the revolving credit agreement as amended and restated.

Borrowings under the facility are limited by a borrowing base and outstanding letters of credit. Interest on borrowings under the credit facility, subject to certain limitations, accrues, at the borrower’s election, at a reference rate equal to (1) the London Interbank Offered Rate, or LIBOR, plus 2.75% per annum or (2) the base rate, prime, plus an applicable margin of 1.75% per annum. In the case that we are in default under the revolving credit agreement, interest on all outstanding revolving advances shall be computed at their applicable rate of interest plus 2.00% per annum.

The revolving credit agreement requires us to meet certain financial covenants, at all times, based on a consolidated basis of all of our operations. These ratios and conditions include the requirements to maintain:

•	a minimum interest coverage ratio;

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a minimum tangible net worth equal to the sum of 85% of our tangible net worth as of December 31, 2006, plus 50% of our consolidated net income earned in each fiscal quarter ending after December 31, 2006, plus all net proceeds from equity issuances by us;

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a minimum consolidated EBITDA, as such term is defined in the revolving credit agreement, of $12.5 million for the fiscal quarter ended December 31, 2006, $12.0 million for the fiscal quarter ended March 31, 2007 and $15.0 million for each fiscal quarter ending after March 31, 2007; and

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a total net debt leverage ratio not to exceed 2.50 to 1.00 for the four consecutive fiscal quarters ending December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 and not to exceed 2.00 to 1.00 for the four consecutive fiscal quarters ending December 31, 2007 and each fiscal quarter after December 31, 2007.

In addition, the revolving credit agreement contains certain customary restrictive covenants, including covenants that: limit our ability and the ability of our subsidiaries to: create, assume or incur certain liens; create, assume, guarantee or otherwise become liable for other debts; merge, dissolve, liquidate or consolidate with or into another entity; dispose of certain assets or all or substantially all of our assets; make certain investments or acquisitions; declare or make certain restricted payments; engage in other lines of business outside oil and gas services; enter into any transactions with affiliates; enter into agreements restricting liens or the ability to make certain restricted payments property transfers and guarantees; change accounting policies unless permitted or required under GAAP; participate in speculative hedging; enter into certain operating leases; enter into sale and leaseback transactions and off-balance sheet transactions; and make payments on certain subordinated debts.

As of December 31, 2007, we were in compliance with our covenants under the revolving credit agreement.

Under the revolving credit agreement, we have the option to prepay our borrowings in the aggregate amount of $1.0 million and integral multiples of $500,000. In addition, we are required to make prepayments in certain other circumstances, including from the net proceeds of the issuance of equity or if we dispose of assets, except for disposition of assets of Diamondback-Well Services LLC, which assets in the aggregate do not exceed $5.0 million in book value. All the obligations under the revolving credit agreement are secured by first priority liens on substantially all of our assets and those of our subsidiaries. In the event of default, the lenders may accelerate the maturity and require that all outstanding obligations be immediately repaid in full. We intend to replace this facility prior to its maturity with a new facility with an expiration date beyond one year. We intend to repay outstanding borrowings under the then existing facility with net proceeds from this offering. Immediately after this repayment, we intend to borrow approximately $20.0 million under the facility which we will use to repay in full the amounts under, and then terminate, our subordinated unsecured revolving facility with Kappa Investors LLC. Thereafter, we intend to use additional borrowings under the facility together with cash flow from operations, to fund operations and strategic acquisitions.

In July and August of 2006, we borrowed an aggregate of $21.0 million from Kappa Investors LLC, an entity controlled by Wexford, under the terms of a subordinated unsecured credit facility. Of this amount, $7.0 million was repaid by us from the borrowings under the Fortis credit facility on August 30, 2006. This facility provides for aggregate outstanding borrowings of $25.0 million, of which $25.0 million was outstanding as of December 31, 2007 and $20.0 million was outstanding as of March 14, 2008. The loan matures on August 30, 2008. Borrowings under this loan bear an interest rate of LIBOR plus 4%, which we refer to as the borrowing rate. Kappa Investors has the right to increase the interest rate applicable to the outstanding principal under this facility to a rate which is 2% in excess of the borrowing rate in the event we default on the payment of interest or principal. The default rate will continue until all events of default have been cured. We paid Kappa Investors a commitment fee of $250,000 in 2006. The loan provides for certain restrictions on merger or consolidation, sale, lease or other disposal of all or any substantial part of our business or assets and our ability to incur additional indebtedness. Subsequent to December 31, 2007, we repaid an aggregate of $5.0 million of outstanding borrowings under this facility, leaving $5.0 million available for future borrowings as of March 14, 2008. We intend to repay all outstanding borrowings under this facility upon the closing of this offering. See “Use of Proceeds.”

On May 26, 2006, we entered into a senior revolving credit facility with Coppermark Bank providing for aggregate borrowings of $8.0 million, with a maturity of 90 days. Borrowings under this credit facility bore interest at LIBOR plus 2.875% and provided bridge financing to us while we finalized the revolving credit agreement with Fortis on August 30, 2006. Outstanding borrowings of $7.9 million were repaid with proceeds from the initial borrowing under the Fortis credit facility and this facility was terminated.

On October 11, 2005, Cementing Services, L.L.C. entered into an equipment financing agreement with Arvest Bank. The liability was acquired by our subsidiary Diamondback–Cementing Services LLC upon its acquisition of Cementing Services, L.L.C. in January 2006. The equipment financing agreement provided approximately $1.5 million of available financing for our general equipment needs. Outstanding borrowings of $0.9 million were repaid with proceeds from the initial borrowing under the Fortis credit agreement on August 30, 2006 and this facility was terminated.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments at December 31, 2007.

	Payments Due by Year (1)
	2008	2009	2010	2011	2012	Thereafter	Totals
Operating leases	$2,868,275	$2,741,570	$2,058,031	$1,374,832	$1,122,979	$12,140,745	$22,306,432
Capital leases	1,969,775	1,857,076	2,359,379	663,713	379,928	5,276,403	12,506,274
Lines of credit (2)	115,553,914	—	—	—	—	—	115,553,914
Contractual equipment commitments	9,815,577	—	—	—	—	—	9,815,577

Total	$130,207,541	$4,598,646	$4,417,410	$2,038,545	$1,502,907	$17,417,148	$160,182,197

(1)	This table does not give effect to the repayment of outstanding indebtedness under our revolving credit facility with Fortis Capital Corp. See “Use of Proceeds.”
(2)	The commitment in 2008 includes standby letters of credit in the amount of approximately $4.5 million. Ordinarily, we do not expect these letters of credit to be drawn.

Quantitative and Qualitative Disclosure about Market Risk

The demand, pricing and terms for oil and gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the level of prices, and expectations about future prices, of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

The level of activity in the U.S. oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for our services. A material decline in oil and natural gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. Recently, demand for our services has been strong. Although we are continuing our past practice of committing our equipment on a short-term or day-to-day basis, we are also pursuing longer-term contracts with our customers.

Our debt is structured under floating rate terms and, as such, our interest expense is sensitive to fluctuations in LIBOR and prime rates. Based on the current debt structure, a 1% increase in interest rates would increase interest expense by approximately $1.1 million per year, based on an aggregate of $111.1 million outstanding under our credit facilities as of December 31, 2007. As of December 31, 2007, we did not have any interest rate swaps to hedge our interest risks.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements,” or SFAS 157, which became effective for financial assets and liabilities on January 1, 2008 and will become effective for non-financial assets and liabilities on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact from adoption relating to financial assets and liabilities is not expected to be significant, however the impact, if any, from the adoption relating to non-financial assets and liabilities will depend on our assets and liabilities at that time they are required to be measured at fair value.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. This statement became effective January 1, 2008. We chose not to apply this standard to any assets or liabilities.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, which becomes effective for us on January 1, 2009. This standard requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies (contractual contingencies) as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Any acquisition related costs are to be expensed instead of capitalized. The impact to us from the adoption of SFAS 141R in 2009 will depend on acquisitions after adoption.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160, which becomes effective for us on January 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in the parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We do not anticipate that this pronouncement will have a material impact on our results of operations or consolidated financial position.

Business

General

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers, and encompass the life-cycle of the well, from drilling and completion through stimulation, production and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistic and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana, Arkansas, Appalachia and the Rocky Mountains. Resource play is a term used to describe an accumulation of hydrocarbons known to exist over a large area that typically has lower average decline rates than other producing areas. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in Texas and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

Our key field managers have an average of over 25 years of oilfield service experience and bring valuable basin-level expertise and long-term customer relationships with large independent exploration and production companies to our business. For the year ended December 31, 2007, our top three customers were Chesapeake Energy Corp., EOG Resources Inc. and Cimarex Energy Co.

Currently, we operate in the following areas:

•	Texas: the Barnett Shale area of North Texas, the Permian Basin of West Texas, the Texas Gulf Coast and the Granite Wash in the Texas panhandle;

•	Oklahoma: the Deep Anadarko Trend, the Anadarko Shelf, Sahara, the Woodford Shale, the Arkoma Basin, the Sho-Vel-Tum Field, the Golden Trend and the Mountain Front;

•	Louisiana: South Louisiana and shallow waters of the Gulf of Mexico;

•	Arkansas: the Fayetteville Shale;

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Appalachia: the Trenton/Black River play in New York, Pennsylvania and West Virginia, the Marcellus Shale area of Pennsylvania, the Antrim Shale in Michigan, the Niagaran Reef Trend, the New Albany Shale in Indiana, Illinois and Kentucky, the Devonian Shale (including the Lower Huron and Cleveland Shales) in West Virginia; and

•	Rocky Mountains: the Williston, Powder River, Jonah, Green River, Uintah and Piceance Basins.

As part of our business plan, we intend to use our existing customer relationships to expand opportunistically to other geographic regions in which our customers operate.

We currently conduct our operations through the following four business segments:

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Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus improving well economics. Our services include providing performance drilling motors, MWD (Measurement While Drilling technology), shock subs services, wireline steering tool services, gyro survey services, underbalanced drilling services, electronic magnetic guidance tool rental and services and single shot guidance tool services, as well as providing advanced technical drilling expertise. We currently provide drilling technology services and applications in the Granite Wash, Permian Basin, Barnett Shale and the Gulf Coast regions of Texas, the Powder River, Jonah, Uintah, Williston and Piceance Basins in the Rocky Mountains, the Trenton/Black River Play, Marcellus Shale, Antrim Shale, Niagaran Reef Trend, New Albany Shale, Devonian Shale, (including the Lower Huron and Cleveland Shales) in the Appalachia region, the Fayetteville Shale in Arkansas and across Oklahoma.

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Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in maximizing hydrocarbon flow paths and in the drilling, completing and plugging of wells. Currently, we operate stimulation and pumping services primarily in Oklahoma and Texas, including the Barnett Shale and the Permian Basin.

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Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in or produced by drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads. We currently provide fluid logistics and well-site services in the Barnett Shale, the Texas panhandle and across Oklahoma.

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Completion and Production Services. Our completion and production services include completion, roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. We currently provide completion and production services in Texas, Oklahoma and Louisiana.

Our operations commenced in December 2005 with the acquisition of substantially all of the assets of Quantum Drilling Motors, L.L.C., a directional drilling technology company based in Oklahoma City, Oklahoma. We have since grown rapidly through acquisitions and organic growth, particularly in our directional drilling technology and stimulation and pumping segments.

Our Strategy

Our strategy is to provide our customers with technology-driven drilling, stimulation and production services designed to optimize the ultimate recovery and present value of hydrocarbon reserves. Our services span the life-cycle of a well which we believe provides cost efficiencies for our customers. Specifically, we intend to:

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Maintain a portfolio of operations in proven oil and natural gas markets and emerging resource plays. Our core operations are focused in proven producing regions, primarily in the Permian Basin in Texas and the Anadarko Basin in Oklahoma, and in emerging and high-growth resource plays, primarily in the Barnett Shale in Texas, the Woodford Shale in Oklahoma and the Marcellus Shale in Appalachia. By operating in multiple locations and markets, many with different geological characteristics, we create a diverse portfolio of operations, thereby reducing our dependence on individual basins.

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Leverage our experienced field management and basin-level expertise. We seek to manage our business as close to our customer base as possible. We intend to leverage our field management and its basin- and field-level expertise to deliver innovative, basin-specific solutions to our customers.

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Provide technology-driven solutions for our customers. Through the development and implementation of customized solutions, we intend to continue to provide technology-driven services to our customers that help reduce their costs and increase their production, thereby creating operational efficiencies.

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Capitalize on organic growth opportunities. We intend to use our existing customer relationships to expand opportunistically to other geographic regions in which our customers have operations. We also plan to continue to focus on expanding our technology-driven segments, including directional drilling and stimulation and pressure pumping services, which we believe provide strong opportunities for growth.

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Expand through strategic acquisitions. To complement our organic growth, we intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

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Integrate and cross sell our services. We will continue to offer a broad range of products and services, which will give us the opportunity to cross-sell services to our customers. We seek to provide multiple services to create operational efficiencies for each of our customers.

Our Strengths

We believe that the following strengths position us well within our industry and will help us successfully execute our strategy:

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Long-term, basin-level relationships with a stable customer base. Our customers include large independent oil and natural gas exploration and production companies. For the year ended December 31, 2007, our top customers included Chesapeake Energy Corp., EOG Resources Inc., Cimarex Energy Co., Devon Energy Corporation, Continental Resources, Inc., Newfield Exploration Co. and Range Resources Corporation. We believe that the long-term relationships that our key field managers have developed with these and other customers help provide us with a stable and growth-oriented client base.

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Experienced field management team. Our key field managers have an extensive track record in the oilfield services business and an average of over 25 years of oilfield services experience. We believe their knowledge of our industry and business lines enhances our ability to provide superior customer service. In addition, our field managers have extensive expertise in the geological basins in which they operate and understand the regional challenges our customers face, which we believe strengthens our relationships with our customers.

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New, technologically-advanced equipment and contractual arrangements to purchase equipment. Our service fleet is predominantly comprised of new, technologically-advanced equipment, providing better quality of service and operational efficiencies than older equipment.

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Operating platforms in proven oil and natural gas markets and key resource plays. We operate in both proven oil and natural gas markets and key resource plays in Texas, Oklahoma, Louisiana, Arkansas, Appalachia and the Rocky Mountains. We believe our operating platforms in the Permian Basin in Texas and the Anadarko Basin in Oklahoma offer a stable revenue stream for our business, as drilling and production activity in these regions is less sensitive to hydrocarbon prices, and complements our operations in emerging and high-growth resources plays like the Barnett and Woodford Shales.

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Multi-cycle operating leverage. We offer a broad range of products and services that span the life-cycle of a well. These include pre-drilling activities with our well-site preparation, drilling with our downhole, horizontal and directional drilling technologies, well-sustaining activities such as fluid logistics and recovery optimization, completion-related fracturing and stimulation services and abandonment activities. We are not excessively dependent on any one particular aspect of the exploration and production cycle.

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Platform for future consolidation and growth. We have a proven track record of completing acquisitions. The market in which we operate is highly fragmented, and our senior management team continues to identify potential acquisition opportunities.

Our Industry

We believe that the following trends in our industry should benefit our operations:

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Need for additional drilling activity to maintain equal levels of production. As the chart below shows, even though the number of U.S. natural gas wells drilled has increased over the past ten years, overall levels of production have declined. Given average decline rates and demand forecasts, we believe that the number of wells drilled is likely to continue to increase in coming years. Once a well has been drilled, it requires recurring production and completion services, which drives demand for our products and services.

U.S. Natural Gas Production vs. Wells Drilled

Source: Energy Information Administration

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Increasing percentages of exploration and production budgets focused on development activities. As the chart below illustrates, large U.S. exploration and production companies are increasingly directing their capital budgets away from exploration-related activity and towards lower-risk development activity. Much of this development-related activity occurs in resource play areas and requires using advanced directional drilling and fracturing and stimulation services to enhance production from existing reserves.

Aggregate Capital Spending – Major U.S. Exploration & Production Companies 1

Source: Energy Information Administration

1	“Major U.S. Exploration and Production Companies” as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly-traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2008 dollars using the Consumer Price Index calculator published by the Bureau of Labor Statistics. Source: United States Energy Information Administration.

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Trend towards drilling and developing unconventional oil and natural gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and natural gas companies are increasingly developing unconventional hydrocarbon resources such as tight sands, shales and coalbed methane, or CBM, resources. Successful and economic production of these resource plays frequently requires directional drilling and fracturing and stimulation services, and drilling-related activity is done on tighter acre-spacing and thus requires that more wells be drilled relative to conventional resources. Baker Hughes, Inc.’s U.S. rotary rig report for the week ended February 29, 2008 shows that the percentage of directional rigs running has increased from 29.7% in 2000 to 46.4% in this most recent report. According to Spears & Associates, Inc.’s December 2007 Drilling and Production Outlook report, the percentage of directional wells drilled in the United States will increase from 11.1% in 2000 to an estimated 13.6% of wells drilled by 2009. Within the directional drilling market, Spears, in its 2007 Oilfield Market Report, estimates that conventional directional drilling will experience an 18.3% compound annual growth rate from 1999 through 2008 while the rotary steerable market will experience a compound annual growth rate of 54.0% for the same period. For fracturing and stimulation services, the same report estimates that the global market has increased from $4.2 billion in revenues in 1999 to $20.3 billion in revenues in 2007, a compound annual growth rate of 21.6%. The Oilfield Market Report suggests that a larger percentage of total spending for onshore services from 1999 to 2008 will be going towards directional drilling and fracturing and stimulation services while the percentage of spending for land contract drilling and other services will remain flat or decrease. All of these characteristics drive utilization of our products and services.

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High demand for oil and natural gas in the United States. Demand for oil and natural gas in the United States has increased in recent years, and outpaced domestic supply. From 1990 through 2005, according to the Energy Information Administration, or EIA, demand for natural gas in the United States grew at an annual rate of 0.9%, while domestic production during the same period increased by only 0.2%. For oil during the same time period, U.S. demand grew at an annual rate of 0.9% while domestic production actually declined at an annual rate of

2.4%. This domestic supply and demand imbalance, coupled with geopolitical instability and limited supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

Overview of Our Segments

We manage our business through four segments: drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our services span the life-cycle of a well, from drilling and production to completion and, ultimately, abandonment. The chart below depicts our various services by segment and indicates each phase of the well life-cycle in which such services are used. A significant portion of the demand for our services is related to recurring production, rather than drilling activities, thus reducing our business exposure to short-term volatility in commodity prices, which we believe have more of an impact on drilling activities.

Well Life-Cycle
Product/Service Offering	Well-Site Preparation	Drilling	Completion	Stimulation	Production	Plugging and Abandonment
Drilling Technology Services and Applications:
Directional/Horizontal Technology		♦
Shock Subs		♦
Stimulation and Pumping Services:
Hydraulic Fracturing				♦	♦
Cementing		♦	♦			♦
Water Transfer		♦		♦
Fluid Logistics and Well-site Services:
Fluid Hauling		♦	♦	♦	♦	♦
Fluid Storage	♦		♦	♦
Fluid Disposal		♦		♦	♦
Drill Pad Construction/Clean-up	♦				♦	♦
Pit Construction/Clean-up	♦		♦	♦
Road Construction	♦
Completion and Production Services:
Packers and Plugs			♦	♦	♦
Completion			♦		♦	♦
Rentals			♦	♦
Roustabouts	♦		♦		♦	♦

Drilling Technology Services and Applications

Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster, thus increasing well economics by accelerating the timing of hydrocarbon production and facilitating recovery of hydrocarbons from the reservoir. Our drilling services include onshore downhole, horizontal and directional drilling. Downhole drilling involves drilling vertically to the productive zone of the well. Horizontal drilling involves drilling vertically to the productive zone of a well and, upon reaching the productive portion of the well, changing the direction of the wellbore and drilling a certain section of the well horizontally to expose a larger portion of the productive zone of the well. A similar technique is used to drill directional wells, which deviate from vertical by a planned angle and direction. In addition, we recently purchased a directional drilling company that has expanded our geographic scope to the Appalachia region and brought new competencies to our drilling technology services and applications segment, including air drilling, underbalanced drilling and electro magnetic guidance tools. We also believe that our recent acquisition of Noble Downhole Technology’s rotary steerable system will enhance our long term growth in this segment. Our goal is to complete the development of a low cost rotary steerable tool that we can deploy throughout our operating platforms by 2009. If we are successful, we believe we will be able to provide our customers with a premium directional drilling tool that will speed up the drilling process and reduce their costs.

A large portion of our services involves renting downhole motors, including motors equipped with MWD technology, and shock subs. As of January 31, 2008, we owned 362 downhole motors and 39 MWD kits used in vertical, horizontal drilling and directional drilling. MWD kits are downhole tools that provide real-time measurements of the location and orientation of the bottom hole assembly, which is necessary to adjust the drilling process and guide the wellbore to a specific target. As part of our services, we also provide downhole, horizontal and directional drilling crews. As of January 31, 2008, we had approximately 58 directional drilling supervisors, 59 MWD operators and eight steering tool operators. Horizontal wells require four people and directional wells require at least two people per job. We perform our drilling technology services and applications in the Rocky Mountains, the Barnett Shale, the Permian Basin, South Texas, southwest Louisiana, Arkansas, Appalachia and across Oklahoma. We plan to increase our operating presence in these areas, focusing on the Rocky Mountains, the Woodford Shale, the Barnett Shale, the Bakken Shale and Appalachia.

On a pro forma basis, our drilling technology services and applications segment generated approximately $97.8 million, or 31.3% of our total revenue for the year ended December 31, 2007.

Stimulation and Pumping Services

Our stimulation and pumping services consist of hydraulic fracturing, acidizing, cementing and water transfer services. These services are used in the completion of wells and to stimulate hydrocarbon flow. Currently, we operate stimulation and pumping equipment in the Barnett Shale and the Permian Basin in Texas and across Oklahoma.

Within this segment, we provide the following specific services:

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Hydraulic Fracturing Services. Hydraulic fracturing services are used to force sand or artificial proppants in a gel or other viscous solution down the wellbore and into the producing formation. At the completion of the fracturing process, production rates are usually enhanced substantially, thus increasing the rate of return for the operator. Such services are typically performed at high flow rates and extreme pressures. We purchased new fracturing and well stimulation equipment and commenced our hydraulic fracturing services in June 2006. As of January 31, 2008, we owned 55 high-pressure fracturing units and three twin-pump units capable of delivering a total of 128,250 horsepower. These pressure pumping services are performed primarily in the Barnett Shale in Texas and across Oklahoma, and in January 2008 we began providing services in the Permian Basin in Texas.

•

Acidizing. Acidizing services involve the injection of highly reactive, low ph (such as hydrochloric acid) solutions into the area where the hydrocarbons enter the well bore. Acidizing is the most common means of reducing near-wellbore damage, as it dissolves and dilutes contaminants which have accumulated and are restricting flow of hydrocarbons from a reservoir toward the wellbore, thus increasing well productivity. Acid is also used in conjunction with hydraulic fracturing as a spearhead fluid. As of January 31, 2008, we owned four acid transports in Oklahoma and five acid transports in Texas.

•

Cementing Services. Cementing services involve the pumping of a cement slurry down the wellbore. During the drilling and completion phase, the wellbore is lined with large diameter steel pipe called casing. Casing is cemented into place by circulating the slurry into the annulus space created between the pipe and the rock wall of the wellbore. Cementing services are also utilized over the life of a well to repair leaks in the casing, to close perforations that are no longer productive and ultimately “plug” the well at the end of its productive life. As of January 31, 2008, we operated ten cementing pumps and auxiliary equipment throughout Oklahoma and Texas.

•

Water Transfer Services. Our water transfer services involve providing water pumps and piping systems required for pressure pumping and fracturing operations at the well-site. This allows for large quantities of fresh water to be piped to various well locations in a more efficient and cost effective manner. As of January 31, 2008, we owned and operated 20 pumps and approximately 35 miles of water transfer pipe, and provided water transfer services primarily in the Barnett Shale and in West Texas.

On a pro forma basis, our stimulation and pumping services generated approximately $119.1 million, or 38.1% of our total revenue, for the year ended December 31, 2007.

Fluid Logistics and Well-site Services

Our fluid logistics and well-site services include the following:

Fluid Logistics. Oil and natural gas operations use and produce significant quantities of fluids. We provide a variety of services to assist our customers to obtain, transport, store and dispose of fluids that are involved in the drilling, development and production of hydrocarbons. As of January 31, 2008, we owned or leased approximately 120 fluid hauling transports and trucks, which are used to transport various fluids in the life-cycle of an oil or natural gas well. As of January 31, 2008, we also owned 410 frac tanks which are rented to producers for use in fracturing and stimulation operations plus other fluid storage needs. We use our fleet of fluid hauling trucks to fill and empty the frac tanks and we deliver and remove these tanks from the well-sites. As of January 31, 2008, we owned and operated five water disposal wells in Texas and Southern Oklahoma and leased one in Seymore, Texas. We may drill or acquire additional disposal wells in the future. The disposal wells are an important component of fluid logistic operations as they provide an efficient solution for the disposal of waste waters. Fluid logistics are generally lower risk, lower barrier-to entry services, which in the past have helped us enter new markets and acquire new customers.

Well-site Services. As part of our well-site services, we rent equipment and provide services to build, maintain and reclaim drilling well-sites before and after the drilling operations take place. We build roads, dig pits, construct drilling pads, clear land, haul road materials and provide a host of construction services to drilling contractors and to oil and natural gas producers. We provide well-site construction services throughout Oklahoma. As of January 31, 2008, we owned or leased approximately 80 miscellaneous trucks and mobile earth moving equipment that is used for drilling site preparation, rig logistics and other oilfield applications.

On a pro forma basis, our fluid logistics and well-site services segment generated approximately $77.0 million, or 24.7% of our total revenue for the year ended December 31, 2007.

Completion and Production Services

Our completion and production services and other production related activities include specialty services, many of which are performed after drilling has been completed. Consequently, these services occur later in the life-cycle while a well is being completed or during the production stage. These services require skilled personnel and various types and sizes of equipment.

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Completion Services. As newly drilled oil and natural gas wells are prepared for production, our operations include selectively testing producing zones of the wells before and after stimulation. This service is called “flow back” testing and assists producers in determining potential production and production equipment needs. As of January 31, 2008, we owned nine flow back tanks.

•

Roustabout Services. We provide roustabout services on well-sites, ranging from constructing production sites, repairing production equipment, laying production flow lines, disassembly of tank batteries, transporting equipment and other ancillary duties. These services are used during completion, production and abandonment phases of a well’s life-cycle and are generally more labor intensive than equipment intensive.

•

Sale and Rental of Equipment. We sell expendable equipment that is used during the cementing process and in the completion of wells including plugs, tubing anchors, retainers and other accessories. We also rent electric generators and lighting equipment and a comprehensive line of reusable tools and equipment that are used in the completion and production phases. The most frequently used equipment includes packers and plugs, which are used to seal the wellbore to isolate certain zones for completion and re-completion procedures.

•

Plugging and Abandonment. We provide plugging and abandonment services when a well has reached the end of its productive life. We use workover rigs, cementing equipment, roustabout services and other equipment in the process of permanently closing oil and natural gas wells no longer capable of producing in economic quantities.

On a pro forma basis, our completion and production services segment generated approximately $18.4 million, or 5.9% of our total revenue, for the year ended December 31, 2007.

Properties

Our corporate headquarters are located at 14301 Caliber Dr., Suite 200, Oklahoma City, Oklahoma in an office building leased from Caliber Investment Group LLC, an affiliate of ours. We currently own three properties and, in addition to our headquarters, lease 21 properties that are used for field offices or yards, or for both purposes. Of the owned properties, two are located in Texas and one is located in Michigan. Of the leased properties, ten are located in Oklahoma, seven are located in Texas, two are located in Louisiana, one is located in West Virginia and one is located in Wyoming. We lease 13 properties from third parties and eight from our affiliates. We also own five disposal wells, two of which are located in Oklahoma and three of which are in Texas, and we lease one disposal well in Texas from a third party. We may drill or acquire additional wells in the future.

Our leases with unaffiliated third parties have terms ranging from month-to-month to five years, and most include a right to extend the term for a period of time. In addition, some of the leases include an option to purchase the leased premises. The leases with our affiliates, with the exception of the lease relating to our corporate headquarters, have 20-year terms. The lease for our corporate headquarters has a ten-year term through July 31, 2017. For a more detailed description of our transactions with our affiliates, see “Related Party Transactions” included elsewhere in this prospectus.

We believe that our facilities are adequate for our current operations.

Customers

Our customers consist primarily of independent oil and natural gas producers and land-based drilling contractors in North America. For the year ended December 31, 2007, we had over 400 customers, including, among others, Chesapeake Energy Corp., EOG Resources Inc., Cimarex Energy Co., Devon Energy Corporation, Continental Resources, Inc., Newfield Exploration Co. and Range Resources Corporation. Our top three customers accounted for approximately 45% and 49% of our revenue for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. Our two largest customers, Chesapeake Energy Corp. and EOG Resources, accounted for approximately 22.3% and 13.6%, respectively, during 2006 and approximately 28.2% and 14.1%, respectively, of our revenues during 2007. Although we believe we have a broad customer base and wide geographic coverage of operations, it is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services, revenue could decline and our operating results and financial condition could be harmed.

Operating Risk and Insurance

Our operations are subject to hazards inherent in the oil and natural gas industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause:

•	personal injury or loss of life;

•	damage or destruction of property, equipment, natural resources and the environment; and

•	suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. We do maintain commercial general liability, workers’ compensation, business auto, excess auto liability, commercial property, motor truck cargo, umbrella liability and excess liability, owned aircraft liability, directors and officers, and fiduciary practices liability insurance policies. However, any insurance obtained by us may not be adequate to cover any losses or liabilities and this insurance may not continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Safety Program

In the oilfield services industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled workforce. Recently, many of our large customers have placed an emphasis not only on pricing, but also on safety records and quality management systems or contractors. We believe these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar or as extensive training programs for their employees.

Competition

The markets in which we operate are highly competitive. To be successful, a company must provide services and products that meet the specific needs of oil and natural gas exploration and production companies and drilling services contractors at competitive prices.

We provide our services and products across North America, and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies.

In our drilling technology and applications services segment, our primary competitors include Baker Hughes Incorporated and Weatherford International Ltd. Our major competitors in the stimulation and pumping services segment include Halliburton Company, Schlumberger Ltd. and BJ Services Company. Our major competitors for our fluid logistics and well-site services segment and our completion and production segment include Complete Production Services, Inc., Key Energy Services, Inc., Basic Energy Services, Inc. and a significant number of locally oriented businesses. We believe that the principal competitive factors in the market areas that we serve are quality of service and products, reputation for safety and technical proficiency, availability and price. While we must be competitive in our pricing, we believe our customers select our services and products based on local leadership and basin-expertise that our field management and operating personnel use to deliver quality services and products.

Government Regulation

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the transportation of explosives, the protection of human health and the environment and driving standards of operation. Regulations concerning equipment certification create an ongoing need for regular maintenance which is incorporated into our daily operating procedures. The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation.

Transportation Matters

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and its relevant modal administrations as well as various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing and insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials (HAZMAT). There are additional safety regulations specifically relating to the trucking industry, including testing and specification of equipment, product handling requirements, vehicle weight, as well as driver medical certification and mandatory drug and alcohol testing. In addition, intrastate motor carrier operations are subject to safety and regulatory requirements that mirror the federal regulatory scheme.

The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, licensing fees, as well as increased fuel economy standards which may increase our costs or adversely impact the recruitment of drivers. Other possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, upgrading of onboard black box recorders, the mandatory installation of new safety technologies and limits on vehicle weight and size. We cannot predict whether, or in what form, any increase in such taxes and fees applicable to us will be enacted.

Environmental Matters

Our operations are subject to numerous federal, state and local environmental laws, regulations and other requirements governing the release and/or discharge of materials into the environment or otherwise relating to protection of human health and the environment. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly and difficult. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, assessment of administrative and civil penalties, and even criminal prosecution. We believe that we are in substantial compliance with applicable environmental laws and regulations. Further, we do not anticipate that compliance with existing environmental laws and regulations will have a material effect on our consolidated financial statements. However, it is possible that substantial costs for compliance or liability may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

We handle, transport, store and dispose of wastes that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The U.S. Environmental Protection Agency, or EPA, and state agencies have limited the approved methods of disposal for some types of hazardous and nonhazardous wastes. Some wastes handled by us in our field service activities that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The federal Comprehensive Environmental Response, Compensation, and Liability Act, CERCLA or the “Superfund” law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on certain classes of persons. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances, including at offsite locations such as landfills. Under CERCLA, these persons may be ordered to take certain actions or subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own, lease, or operate numerous properties and facilities that for many years have been used for industrial activities, including oil and gas production operations. We have also formerly owned or operated such facilities. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons, was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes (including substances disposed of or released by prior owners or operators or other parties), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other activities or spills), or perform remedial plugging or pit closure operations to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed.

In the course of our operations, some of our equipment may be exposed to naturally occurring radiation associated with oil and gas deposits, and this exposure may result in the generation of wastes and other materials containing naturally occurring radioactive materials or “NORM.” NORM exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping, and work area affected by NORM may be subject to remediation or restoration requirements. Because many of the properties presently or previously owned, operated, or occupied by us have been used for oil and gas production operations for many years, it is possible that we may incur costs or liabilities associated with NORM.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies. Many of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills. A responsible party includes the owner or operator of a facility. The Federal Water Pollution Control Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Our underground injection operations are subject to the federal Safe Drinking Water Act, as well as analogous state and local laws and regulations. Under Part C of the Safe Drinking Water Act, the EPA established the Underground Injection Control program, which established the minimum program requirements for state and local programs regulating underground injection activities. The Underground Injection Control program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. Regulations require us to obtain a permit from the applicable regulatory agencies to operate our underground injection wells. We believe that we have obtained the necessary permits from these agencies for our underground injection wells and that we are in substantial compliance with permit conditions and applicable rules. Nevertheless, these regulatory agencies have the general authority to suspend or modify one or more of these permits if continued operation of one of our underground injection wells is likely to result in pollution of freshwater, substantial violation of permit conditions or applicable rules, or leaks to the environment. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in cancellation of operations of a well, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third parties for property damages and personal injuries. In addition, our sales of residual crude oil collected as part of the saltwater injection process could impose liability on us in the event that the entity to which the oil was transferred fails to manage the residual crude oil in accordance with applicable environmental health and safety laws.

Some of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties. The obtaining of new or modified air permits could also expose us to increased costs of operations.

OSHA Matters

We are also subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Employees

As of January 31, 2008, we had 1,153 full-time employees. None of our employees are represented by labor unions or covered by any collective bargaining agreements. We also hire independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist our full time employees.

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition or results of operations.

Management

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our directors, executive officers and other key management employees as of January 31, 2008.

Name	Age	Position
Arty Straehla	54	Chief Executive Officer and Director

Grant DeFehr	30	Chief Operating Officer

Nick Hughes	30	Chief Financial Officer

Larry Compton	50	Vice President, Treasurer and Secretary

Mike Liddell	54	Chairman of the Board and Director

Gilbert Gibson	73	Director Nominee

Don Dillingham	45	Director Nominee

Scott Streller	40	Director Nominee

Jay Kackley	55	Vice President, Sales and Marketing

Will Haley	49	Director of Operations – Stimulation and Pumping Services

Arnie Little	57	Director of Operations – Fluid Logistics and Production and Completions

Jack Little	51	General Manager – Fluid Logistics and Well-site Services – Texas

Pat Love	53	General Manager – Drilling Technology Services and Applications – Diamondback – Quantum

Roney Nazarian	51	President – Diamondback Downhole Technologies

Jeff Smith	56	General Manager – Drilling Technology Services and Applications – Diamondback – DDC

Danny Ward	51	Director of Operations – Drilling Technology Services and Applications

Arty Straehla has served as our Chief Executive Officer since October 2006. Mr. Straehla served as our Chief Operating Officer from January 2006 until December 2006. Prior to joining our company, Mr. Straehla completed a 26-year career with the Goodyear Tire and Rubber Co. in December 2005 where his last position was the director of consumer tire manufacturing for the North American consumer tire operations. In this capacity, Mr. Straehla oversaw eight tire plants with 12,000 employees, a $2.5 billion operating budget, a $115.0 million capital expenditures budget and a production capacity of 100 million tires per year. Mr. Straehla holds a Bachelor of Science degree in Secondary Education and a Master of Arts degree in History from Oklahoma State University. Mr. Straehla also has a Master of Business Administration degree from Oklahoma City University.

Grant DeFehr has served as our Chief Operating Officer since December 2006. From March 2006 until November 2006, he was Chief Operating Officer of Great White Energy Services, an energy service company recently formed by Wexford. Mr. DeFehr served as Vice President of Acquisitions of Services LLC from May 2005 until March 2006. From March 2005 until March 2006, Mr. DeFehr was employed by Gulfport Energy Corporation, a NASDAQ Global Select Market listed independent oil and natural gas exploration and production company, where he was responsible for corporate development and acquisitions. From August 2001 until May 2005, Mr. DeFehr was a full-time student. Mr. DeFehr served as Political Director for Oklahoma Families for Jobs & Justice, a successful Right to Work referendum, from April 2001 until September 2001; Director of Redistricting and Cabinet Liaison and Policy Specialist for Oklahoma Governor Frank Keating from March 2001 until July 2001; and Director of Business Development for My eCommunity, a start-up Internet company specializing in the research, design and marketing of political portals, from January 2000 until October 2000. Mr. DeFehr received a Juris Doctorate degree from Georgetown University Law

Center in 2005, a Masters in Public Administration degree from Harvard University in 2005, and a Bachelor of Arts degree in Government and Foreign Affairs from the University of Virginia in 1999.

Nick Hughes has served as our Chief Financial Officer since October 2007, and from March 2006 until October 2007 he served as our Controller. Prior to joining our company, Mr. Hughes was employed from November 2003 until February 2006 by OGE Energy Corporation where his last position was Senior Internal Auditor. From November 2001 until November 2003, Mr. Hughes was employed by Grant Thornton LLP, where his last position was Senior Auditor. From January 2001 to October 2001, Mr. Hughes was employed by PricewaterhouseCoopers LLP as a staff auditor. Mr. Hughes received a Bachelor of Science and Business degree in Accounting from Oklahoma City University and a Master of Business Administration degree from Oklahoma Christian University. Mr. Hughes is a Certified Public Accountant, a Certified Internal Auditor and a Certified Fraud Examiner.

Larry Compton has served as our Vice President and Treasurer since April 2007 and as our Secretary since November 2007. From December 2006 until April 2007, Mr. Compton served as our Director of Finance and Accounting. Immediately prior to joining our company, Mr. Compton served as Vice President of Accounting and Finance from November 2004 to November 2006 of Central Plastics Company, a manufacturer of HDPE pipe fittings. From August 2003 to November 2004, Mr. Compton served as Vice President of John Shao Portfolio Management Inc. From February 2001 to July 2003, Mr. Compton served as Assistant Treasurer of Devon Energy Corporation, a NYSE-listed oil and gas exploration and production company. From June 1994 to January 2001, Mr. Compton served as Director of Finance, Controller and Assistant Treasurer at UroCor, a NASDAQ-listed provider of diagnostic testing services and therapeutic products. From December 1992 to May 1994, Mr. Compton served as Divisional Controller of LifeFleet Oklahoma, Inc. From August 1991 to December 1992, Mr. Compton was a self-employed CPA. From June 1980 to July 1991, Mr. Compton served as Corporate Tax Manager and Assistant Treasurer of Woods Petroleum Corporation, a NYSE-listed oil and gas exploration and production company, and, following its acquisition in 1985, held the same position at its acquirer, Sunshine Mining Company. From May 1978 to June 1980, Mr. Compton was a staff accountant for Arthur Andersen. Mr. Compton received a Bachelor of Science degree in Accounting and a Master of Business Administration in Finance from Oklahoma City University. He is a Certified Public Accountant and a Certified Treasury Professional.

Mike Liddell has served as the Chairman of the Board and a director of our company since our incorporation in November 2006 and has been involved with our company since commencement of our operations in 2005. He has served as a director of Gulfport Energy Corporation, a NASDAQ Global Select Market listed independent oil and natural gas exploration and production company , since July 1997 and as its Chairman of the Board since July 1998. He also served as Gulfport’s Chief Executive Officer from April 1998 to December 2005 and as its President from July 2000 to December 2005. Mr. Liddell has served since May 2005 as a director of Bronco Drilling Company, Inc., a NASDAQ Global Market listed provider of contract land drilling services, and as its Chairman of the Board from May 2005 until August 2007. Mr. Liddell has also served as the President and Chief Executive Officer of Windsor Energy Group, since December 2005. In addition, Mr. Liddell served as Chief Executive Officer of DLB Oil & Gas, Inc., a publicly held oil and natural gas company, from October 1994 to April 1998, and as a director of DLB Oil & Gas from 1991 through April 1998. From 1991 to 1994, Mr. Liddell was President of DLB Oil & Gas. From 1979 to 1991, he was President and Chief Executive Officer of DLB Energy. Gulfport and Windsor Energy are companies in which Wexford, our equity sponsor, or its affiliates, beneficially owned approximately 40% and 50%, respectively, of the outstanding equity interests as of November 11, 2007. Mr. Liddell received a Bachelor of Science degree in Education from Oklahoma State University.

Dr. Gilbert “Gib” Gibson has agreed to serve as a director of our company and is expected to join our board prior to the closing of this offering. Dr. Gibson currently serves as a member of the board of directors of IBC Bank Oklahoma, a position he assumed in July 2004. From November 1998 to July 2004, Dr. Gibson served as an advisory director for Local Oklahoma Bank. In addition, from July 1969 to November 1998, Dr. Gibson served as a director of various financial institutions in Oklahoma, including First Southwest Bank, Arrowhead Federal Savings and Loan, Heartland Federal Savings and Loan Association, BankSouth Corp., First Bank of Chattanooga and Mustang State Bank. Dr. Gibson was a founding director and served as Chairman and Chief Executive Officer of Citizens Bank and First Commercial Bank from May 1975 to November 1998 and March 1985 to April 1995, respectively. Dr. Gibson was a practicing dentist from 1958 to 1969. In addition, Dr. Gibson served as Chairman of the Lawton/Ft. Sill Chamber of Commerce from June 1989 to June 1990 and Chairman of the Oklahoma State Chamber of Commerce from June 1991 to June 1992. He has been elected to the State of Oklahoma Hall of Fame and to the Oklahoma City University Hall of Fame. Dr. Gibson received a Bachelor of Arts degree from Oklahoma State University and a Doctor of Dental Surgery Degree from the University of Missouri at Kansas City.

Don Dillingham has agreed to serve as a director of our company and is expected to join our board prior to the closing of this offering. Since August 2001, Mr. Dillingham has served as the Senior Portfolio Manager for Avondale Investments, LLC and Merit Advisors, Inc., each of which is a registered investment advisor. Mr. Dillingham is currently the Senior Portfolio Manager for two mutual funds, a member of the investment committee of Merit Advisors, Inc. and the Vice-President/Treasurer of the Merit Advisors Investment Trust. From August 2002 to December 2004, Mr. Dillingham served as an adjunct professor of finance at the University of Oklahoma. From April 1998 to August 2001, Mr. Dillingham served as Senior Vice President, portfolio manager and state director for J.P. Morgan Investment Management. From March 1996 to April 1998, Mr. Dillingham served American Express as the state director responsible for managing the financial planning services and product sales for the state of Oklahoma. From May 1994 to December 1995, Mr. Dillingham worked for Bank of America as Vice-President of Investment Banking. Mr. Dillingham began his career in the finance industry with Stifel, Nicolaus as a fixed income analyst, risked based market maker and sales manager from August 1984 to May 1994. Mr. Dillingham received a Bachelors of Business & Administration in Accounting from the University of Oklahoma and his Masters of Business & Administration in Finance from Oklahoma City University. Mr. Dillingham is a Chartered Financial Analyst, a Certified Public Accountant, and a Certified Financial Planner.

Scott Streller has agreed to serve as a director of our company and is expected to join our board prior to the closing of this offering. Since April 1993, Mr. Streller has operated an insurance agency for Farmer’s Insurance and Farmer’s Financial Solutions. Since August 2006, Mr. Streller has also served as a director of Gulfport Energy Corporation. Mr. Streller holds a Master’s degree in Athletic Administration from Oklahoma State University and a Bachelor of Business Administration degree in Business Management from the University of Central Oklahoma.

Key Management

Jay Kackley has served as our Vice President of Sales and Marketing since December 2007. Prior to that time, Mr. Kackley served as Vice President of Sales and Marketing of Quantum Drilling Motors and Directional Services from January 2004 to November 2007. In that position, Mr. Kackley managed the sales efforts for the Mid-Continent, Rocky Mountain, Permian, East Texas and Louisiana Gulf Coast Regions. Since 2000, Mr. Kackley has served on the board of the Oklahoma Energy Explorers, a oil and gas organization, and he served as its Chairman for the 2004-2005 term. Mr. Kackley held various positions in sales with The Western Company of North America, which later merged with BJ Services, from 1981 to 2004, including serving as Oklahoma City sales manager from 1989 to 1991 and region sales manager for the mid-continent from 1991 to 2004. From 1974 to 1980, Mr. Kackley served in various positions with International Harvester Company, including sales, marketing and business development. While at International Harvester Company, Mr. Kackley introduced several new products lines throughout the Midwest. Mr. Kackley has 26 years of oilfield sales experience and 33 years of total sales experience. Mr. Kackley graduated from Kansas State University with a Bachelor of Science degree in Business Administration.

Will Haley has served as Director of Operations responsible for the stimulation and pumping service lines since December 2007. Mr. Haley previously served as a stimulation specialist with Cimarex Energy Co. from January 2006 to November 2007. At Cimarex, Mr. Haley was responsible for frac design and execution, quality performance by vendors and frac job scheduling and cost management. From 1980 to 1990 and again from 1995 to 2005, Mr. Haley worked for Halliburton Energy Services in various capacities, including serving as a Technical Professional Leader from July 2005 to December 2005, where he lead field studies and trained associate technical professionals, and serving from June 2002 to April 2005 as the Principal Technical Professional/Field Service Quality Coordinator, during which time he managed the stimulation department. From July 1990 to February 1995, Mr. Haley worked for Millpark/Midcontinent Completion Fluids in Clinton, Oklahoma, serving as Operations Manager from July 1993 to February 1995. From 1980 to 1990, Mr. Haley worked for Halliburton Energy Services as a Frac Operator/Cementer in Burns Flat, Oklahoma. Mr. Haley graduated from Southwestern Oklahoma State University with a Bachelor of Science degree in Computer Science.

Arnie Little has served as Director of Operations responsible for the fluids logistics and completion/production services product lines since April 2007. From January 1996 to April 2007, Mr. Little served M-I Drilling Fluids, a global drilling fluids company, in various management and administrative support roles including as regional manager, completion fluids operations manager and senior career development advisor. From July 1987 to December 1995, Mr. Little served as the manager of International Sales and Engineering for OSCA, a global completion services company, where he acquired extensive experience in the international arena. He served as the President and Chief Operating Officer of Wheatstate Oilfield Services, a subsidiary of Texas Energies, from 1984 to 1987 and as the Vice President of Aldebaran Drilling Company from 1982 to 1984. From 1973 to 1982, Mr. Little served as a drilling fluids/data engineer, district engineer and eventually area account manager for Magcobar, a global drilling fluid company. Mr. Little’s 33 year career began as a drilling fluids engineer from IMCO, a global drilling fluid company, in offshore Brazil. Mr. Little received a Bachelor’s of Science degree in Business Administration from Cameron University in Lawton, Oklahoma and attended graduate school at the University of Oklahoma.

Jack Little has served as general manager of our fluid logistics and well-site services division in Texas since January 2006. Mr. Little served as general manager of Total Oilfield Services, a Fort Worth Basin-based fluid logistics and disposal company, from February 2004 until our acquisition of this entity in January 2006. Mr. Little was one of the original partners in Total Oilfield Services and its affiliate, Total Pumping Services, which we also acquired in January 2006. Mr. Little managed fluid logistics in the Barnett Shale, Texas for Key Energy from August 2001 until February 2004 and for Q Services from 1996 until August 2001. Prior to his tenure at Key Energy and Q Services, Mr. Little founded Johnson Tank Trucks in north Texas in 1984, which he operated until 1996. Mr. Little began his career in sales with Dowell, Inc. in 1978 and has 28 years of experience in the oil and natural gas industry, primarily as a fluid transportation company owner or manager.

Pat Love has served as our General Manager - Drilling Technology Services and Applications - Diamondback-Quantum since July 2007. From January 2005 to July 2007, Mr. Love served as the Houston Sales Manager for Weatherford, an oilfield services company, and was responsible for a sales force focusing in drilling services, controlled pressure drilling and fracturing services. From January 2001 to January 2005, Mr. Love worked for Precision Energy Services, an oilfield services company, as the Mid-Con/Rockies Operations Manager of Drilling Services as well as many other services segments and locations in a sales or corporate development capacity. Precision was acquired by Weatherford in January 2005. In August 1996, Mr. Love joined Fleet Cementers, a cementing services company, as a district manager and served as president of that company from March 1999 to January 2001. From May 1986 to August 1996, Mr. Love worked as district manager and eventually managing partner of KFE Wireline, Inc., a wireline services company, where he managed sales and operations for wireline services. From April 1981 to May 1986, Mr. Love served Gene Powell Oil Company as an Operations Engineer responsible for design and supervision of drilling, completion, and workover operations. From May 1977 to April 1981, Mr. Love worked in the stimulation and cementing services division of Halliburton as a field, staff and district engineer. Mr. Love received a Bachelors of Science degree in Engineering from Texas A&M University in May 1977.

Roney Nazarian has served as the President of Diamondback Downhole Technologies since November 2007. Previously Mr. Nazarian served as Vice President of Technology and Engineering for Quantum Drilling Motors from August 2007 until November 2007. From August 2005 until July 2007, Mr. Nazarian served as Director of Downhole Instrumentation for National Oilwell Varco. Mr.Nazarian served in various management positions for Baker Hughes in North American markets from March 1997 to July 2005. From May 1979 to February 1997, Mr. Nazarian worked in various management positions as well as field engineering positions with Schlumberger. Mr. Nazarian holds a Bachelor of Science degree in Physics from Bridgewater State and an Executive Master of Business Administration from the University of Houston.

Jeff “Duff” Smith has served as the General Manager of Drilling Technology Services and Applications - Diamondback-DDC since August 2007. From June 1996 to August 2007, Mr. Smith served as the General Manager for Directional Drilling Contractors, LLC. From April 1998 to June 2006, Mr. Smith served as the Sales Manager for DDC, LLC. Mr. Smith’s 32 year career in the directional and horizontal drilling industry also included positions with Sperry-Sun Drilling Services as an MWD operator and salesman from July 1995 to April 1998. From April 1994 to June 1995, Mr. Smith served as a Sales Manager for Total Compression, a natural gas compression company. Mr. Smith served as Sales Manager for DDC Inc., a directional drilling company, from June 1991 to March 1994. From August 1988 to

May 1991, Mr. Smith owned and operated a restaurant. From May 1975 to July 1988, Mr. Smith worked for Eastman Whipstock, a directional drilling and well bore surveying company, as a Gyroscopic Well-Bore Surveryor, District Surveyor, District Technical Coordinator and District Manager.

Danny Ward has served as our director of operations of our drilling technology services and applications sector since August 2007 and previously served as our vice-president of operations of our drilling technology services and applications division of Diamondback-Quantum from December 2005 to August 2007. Mr. Ward served as vice-president of operations of Quantum Drilling Motors from June 2002 until our acquisition of substantially all of the assets of that company in December 2005. From December 1997 to June 2002, Mr. Ward served as mid-continent regional manager of Weatherford-Dailey International and from November 1988 to June 1997, he served as operations manager for Drillex Systems Performance Drilling. Mr. Ward has 31 years of oil and natural gas industry experience, including experience in all aspects of the directional, horizontal and drilling motor services.

Our Board of Directors and Committees

Each of our director nominees, Dr. Gilbert Gibson, Don Dillingham and Scott Streller, has agreed to serve as a director of our company and is expected to join our board of directors prior to the closing of this offering. As a result, upon completion of this offering, our board of directors will consist of five directors, three of whom, Messrs. Gibson, Dillingham and Streller, will satisfy the independence requirements of current SEC rules and The NASDAQ Global Market listing standards. Our certificate of incorporation provides that the terms of office of the directors are one year from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our certificate of incorporation provides that the authorized number of directors will generally be not less than 3 nor more than 9, and the exact number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the whole board. In addition, our certificate of incorporation provides that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•

assist the board of directors in its oversight responsibilities regarding (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent accountant’s qualifications and independence and (4) our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Upon completion of this offering, our audit committee will be composed of three members, Messrs. Gibson, Dillingham and Streller, each of whom will satisfy the independence requirements of current SEC rules and The NASDAQ Global Market listing standards. Also, at least one of these members of the audit committee will qualify as an audit committee financial expert as defined under these rules and listing standards, and the other members of our audit committee satisfy the financial literacy standards for audit committee members under these rules and listing standards.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by Wexford under The NASDAQ Global Market rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We may elect to take advantage of some of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

Although we will be eligible for an exemption from the compensation committee requirements under The NASDAQ Global Market rules, we intend to establish a compensation committee composed of at least two independent directors in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Compensation Policy.”

Director Compensation

To date, none of our directors has received compensation for services rendered as a board member. Members of our board of directors who are also officers or employees of our company will not receive compensation for their services as directors. It is anticipated that after the completion of this offering, we will pay our non-employee directors a monthly retainer of $1,000 and a per meeting attendance fee of $500 and reimburse all ordinary and necessary expenses incurred in the conduct of our business.

In connection with this offering, we intend to implement our 2008 Equity Incentive Plan. Under the plan, certain non-employee directors will receive an initial grant of 6,667 shares of restricted stock, which will vest in six approximately equal installments every six months beginning on the six-month anniversary of the date of grant.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee although we intend to establish one prior to completion of this offering. None of our executive officers serves, or has served during the past year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Compensation Discussion and Analysis

Compensation Practices

From our inception in 2005 through March 2006, the services of our executive officers were provided by our affiliate, Gulfport Energy Corporation. We did not pay these individuals directly, but instead reimbursed Gulfport for the salary and other benefits paid to these executives. See “Related Party Transactions—Shared Services Agreement.” In June 2006, we began employing our executive management team directly. To date, the Chairman of our board of directors has made all compensation decisions for our Chief Executive Officer and, based on the recommendation of our Chief Executive Officer, for our other named executive officers, in each case subject to approval by Wexford, our equity sponsor and the beneficial owner of all our outstanding common stock prior to the completion of this offering.

Prior to the completion of this offering, our board of directors intends to establish a compensation committee comprised of three independent, non-employee directors and adopt a written charter for the compensation committee setting forth the compensation committee’s purpose and responsibilities. The principal responsibilities of the compensation committee are to review and approve corporate goals and objectives relevant to the compensation of our executive officers, evaluate their performance in light of these goals, determine and approve our executive officers’ compensation based on such evaluation and establish policies, including with respect to the following:

•	the allocation between long-term equity incentive compensation, performance-based cash incentive compensation and currently paid out compensation;

•	the allocation between cash and non-cash compensation, and among different forms of non-cash compensation;

•	the allocation among each different form of long-term award;

•	how the determination is made as to when awards are granted, including awards of equity-based compensation such as restricted stock and/or options; and

•	stock ownership guidelines and any policies regarding hedging the economic risk of such ownership.

Compensation Policy

The objectives of our compensation programs are to:

•	attract, retain and motivate key executive personnel who possess the skills and qualities necessary to perform successfully in the oilfield services industry;

•	reward our executives for performance; and

•	closely align the interests of our executives with those of our stockholders.

Upon completion of this offering, the elements of compensation for our executives will include: annual salary, performance-based incentive compensation for certain of our executives, cash bonus awards and long-term incentive equity awards. In making compensation decisions with respect to each of these elements, the compensation committee is expected to consider numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in comparable companies;

•	the demand for individuals with the individual’s specific expertise and experience at the time of hire;

•	achievement of individual and company performance goals and other expectations relating to the position;

•	comparison to other executives within our company having similar levels of expertise and experience and the uniqueness of the individual’s industry skills; and

•	aligning the compensation of our executives with the performance of our company on both a short-term and long-term basis.

Although we expect the compensation committee to follow these policies, it is possible that the compensation committee could develop a compensation philosophy different than that discussed here.

Components of Compensation Following the Completion of the Offering

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and their prior relevant background, training and experience, taking into account competitive market compensation paid by other companies in our industry and the overall market demand for such executives at the time of hire. An executive’s base salary is also evaluated together with other components of the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy. We have not retained compensation consultants to advise us on compensation matters. Base salaries will be reviewed annually as part of our performance management program and may be increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. If necessary, we may realign base salaries with market levels for comparable positions in other companies in our industry if we identify significant market changes. Additionally, we may adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities. Upon completion of this offering, our named executive officers, Messrs. Straehla, DeFehr, Hughes and Compton will, initially, continue to be compensated at their current annual rates of $275,000, $200,000, $150,000 and $125,000, respectively.

Discretionary Annual Bonus

The compensation committee will have the authority to award discretionary annual cash bonuses to our executive officers based on individual and company performance. We believe these bonuses will be an important tool in motivating and rewarding the performance of our executive officers. For 2007, our named executive officers, Messrs. Straehla, DeFehr, Hughes and Compton, received $75,000, $50,000, $60,000 and $20,000 in discretionary bonuses, respectively. See Summary Compensation Table below. The Chairman of our board of directors determined the amount of 2007 discretionary bonuses for our Chief Executive Officer and, based on the recommendation of our Chief Executive Officer, for our other named executive officers. Such decisions were based on our named executive officers’ performance and their respective contribution to the continued growth of our company, as well as their respective contribution to our integration of the acquired companies and assets and enhancement of financial and operational systems.

Performance-Based Cash Incentive Compensation

On January 23, 2008, our board of directors adopted an executive incentive plan under which we may grant cash bonus awards to our executive officers and other selected employees based on the achievement of certain individual and/or overall performance targets established by the plan administrator. We believe that the performance-based cash incentive compensation will be an important tool in motivating our executives to contribute to the growth, profitability and increased value of our company and rewarding our executives for performance. Prior to the completion of this offering, all decisions relating to the awards under the plan were made by Wexford, the manager of Diamondback Holdings and the plan administrator. Following this offering, the compensation committee of our board of directors will serve as the plan administrator and will make all decisions with respect to the awards under the plan. For a more detailed description of our executive incentive plan, see “—Executive Incentive Plan” below.

Grant DeFehr, our Chief Operating Officer, is a participant in the executive incentive plan. Under the terms of his award established by the plan administrator on March 4, 2008, Mr. DeFehr is eligible to receive a cash bonus in the amount ranging from $25,000 to $125,000 for 2008, in the event our company achieves certain specified quarterly and annual EBITDA performance targets. No other named executive officers received an award under this plan.

Long Term Equity Incentive Compensation

We will seek to promote an ownership culture among our executive officers in an effort to enhance our long-term performance. We believe the use of stock and stock-based awards offers the best approach to achieving our compensation goals. To date, no stock or stock-based awards have been granted to any of our employees and we have not adopted stock ownership guidelines for our executives. In connection with this offering, however, we intend to implement our 2008 Equity Incentive Plan. The purpose of this plan will be to enable us, and our affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to our long range success and to provide incentives that will be linked directly to increases in share value that will inure to the benefit of our stockholders. The plan will provide a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of equity awards. The terms of the 2008 Equity Incentive Plan are described in more detail following the Summary Compensation Table.

In connection with this offering, we will grant restricted stock awards to our executive officers under our 2008 Equity Incentive Plan to provide long-term incentive to build stockholder value. Messrs. Straehla, DeFehr and Hughes, will be issued 66,666, 40,000 and 40,000 shares of restricted stock, respectively. The shares of restricted stock subject to such awards will vest in six approximately equal installments every six months over a three-year period beginning on the grant date. Restricted stock awards will be made in recognition of existing, and anticipation of future, contributions that will create value in our company. Because the shares have a defined value at the time the restricted stock grants are made, restricted stock grants are often perceived as having more immediate value than stock options, which have a less calculable value when granted. We will initially grant only restricted stock awards as long-term equity incentive compensation for our executive officers. We believe the total number of shares granted as restricted stock awards is substantially less than the number that would be required under an option program designed to deliver equivalent levels of compensation. However, the 2008 Equity Incentive Plan will provide for other equity awards, including incentive stock options, nonstatutory stock options, performance awards, stock appreciation rights and any combination thereof, that we may issue to our executive officers and other eligible participants in the future.

Other Compensation and Perquisites

Consistent with our compensation philosophy, we anticipate that the compensation committee will continue to provide benefits to our executives that are substantially the same as those currently being offered to our other employees, including health insurance, life and disability insurance and a 401(k) plan. The benefits and perquisites that may be available to our executive officers in addition to those available to our other employees include a car allowance and club dues.

Retention and Change in Control Arrangements

Executive officers serve at the will of the board of directors and we have not entered into employment agreements with any of our executive officers. This enables us to remove an executive officer at any time if the Board determines that it is in the best interests of the company, with full discretion as to the amount, if any, of any severance payments or related benefits (other than vested benefits or as may be required under applicable law). Consistent with this policy, we do not typically enter into severance agreements with executive officers when they are hired or promoted. Notwithstanding the foregoing, we have entered into key employee retention agreements with certain of our executive officers that provide for payment of certain severance benefits in the event of a change of control followed by a termination of employment, demotion or similar events. The board believes that such agreements are necessary to assure objectivity and continuity of management in the event of a change of control.

In connection with this offering, we entered into key employee retention agreements with Messrs. Straehla, DeFehr and Hughes. Under these agreements, such executive officers will be entitled to certain severance benefits, provided their employment with us is terminated by us without cause or by the executive for good reason upon a change in control (as defined in the agreement) or at any time within 12 months after the change in control. See “—Potential Payments upon Termination or Following a Change in Control” below.

Tax Implications of Executive Compensation Policy

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. Although our long-term and incentive compensation plans and agreements have provisions that are intended to satisfy the performance-based compensation exception to the Section 162(m) deduction limit, regulations under Section 162(m) also provide a transition reliance period in the case of a corporation that is not publicly held and becomes publicly held in connection with an initial public offering. During the reliance period, the deduction limit of Section 162(m) does not apply to any compensation paid pursuant to a plan or agreement that existed during the period that the corporation was not publicly held, provided the prospectus accompanying the initial public offering discloses information concerning the plans or agreements in accordance with applicable securities laws. The reliance period ends on the earliest of (1) the expiration of the plan or agreement; (2) the material modification of the plan or agreement; (3) the issuance of all employer stock or compensation reserved under the plan; or (4) the first meeting of stockholders at which directors are elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

We anticipate that our compensation committee will structure our long-term and incentive compensation programs to preserve the tax deductibility of compensation paid to our executive officers. However, our compensation committee will have the authority to award performance based compensation that is not deductible and we cannot guarantee that it will only award deductible compensation to our executive officers. In addition, notwithstanding our compensation committee’s efforts, ambiguities and uncertainties regarding the application and interpretation of Section 162(m) make it impossible to provide assurance that any performance based compensation will, in fact, satisfy the requirements for deductibility under Section 162(m). Time vested restricted stock awards will not be treated as performance based compensation and, as a result, the deductibility of such awards could be limited. Also, base salaries and other non-performance based compensation as defined in Section 162(m) in excess of $1.0 million paid to these executive officers in any year would not qualify for deductibility under Section 162(m).

Accounting Implications of Executive Compensation Policy

We will be required to recognize compensation expense of all stock-based awards pursuant to the principles set forth in Statement of Financial Accounting Standards 123(R), “Share-based Payment,” or SFAS 123(R). As discussed above, in connection with this offering, we will grant restricted stock awards to our executive officers under our 2008 Equity Incentive Plan. Our initial restricted stock awards will be issued to officers and employees without consideration and will vest in six approximately equal installments every six months over a three-year period (the requisite service period) beginning on the six-month anniversary of the grant date. Nonvested shares are deemed issued and outstanding from a legal perspective; however, under U.S. generally accepted accounting principles, or GAAP, only vested shares are included in basic shares outstanding. Also, under GAAP, nonvested shares are included in diluted shares outstanding when the effect is dilutive. We believe that restricted stock awards are an essential component of our compensation strategy, and we intend to offer such awards in the future. In addition, we may offer incentive stock options, nonstatutory stock options, performance awards, stock appreciation rights and other forms of stock-based awards to our executive officers and other eligible participants under our 2008 Equity Incentive Plan or any other plans that we may adopt in the future.

Summary of Compensation for our Named Executive Officers

The following table shows the compensation paid or accrued during the fiscal years ended December 31, 2007 and December 31, 2006 to our chief executive officer, our chief financial officer and the three other most highly compensated executive officers serving as of December 31, 2007, whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2007 (collectively, our “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Arty Straehla (1) Chief Executive Officer	2007 2006	253,846 187,821	(2)	75,000 100,000	— —	— —	— —	— —	15,376 15,049	(3) (3)	344,222 302,870
Cale Coulter (4) Former Chief Financial Officer, Treasurer and Secretary	2007 2006	190,385 161,218		42,000 40,000	— —	— —	— —	— —	17,274 12,537	(5) (5)	249,659 213,755
Nick Hughes (6) Chief Financial Officer	2007 2006	121,346 60,769		60,000 20,000	— —	— —	— —	— —	13,821 —	(5)	195,167 80,769
Grant DeFehr Chief Operating Officer	2007 2006	190,385 13,462	(7)	50,000 —	— —	— —	— —	— —	6,780 —	(3)	247,165 13,462
Larry Compton (8) Vice President, Treasurer and Secretary	2007 2006	121,923 1,327		20,000 —	— —	— —	— —	— —	7,938 —	(9)	149,861 1,327

(1)	Mr. Straehla, who previously served as our Chief Operating Officer became our Chief Executive Officer in October 2006, when our former Chief Executive Officer resigned.
(2)	Mr. Straehla’s salary for 2006 consisted of $33,333 received for his services as our Chief Executive Officer from October 2006 through December 2006 and $154,487 received for his services as our Chief Operating Officer from January 2006 through October 2006.
(3)	Includes a matching contribution to the 401(k) plan and an auto allowance.
(4)	Mr. Coulter resigned effective October 1, 2007 and Nick Hughes was appointed Chief Financial Officer with an annual salary of $150,000.
(5)	Includes a matching contribution to the 401(k) plan and reimbursements for country club dues.
(6)	From March 20, 2006 until his appointment as Chief Financial Officer on October 1, 2007, Mr. Hughes served as our Controller. His salary for 2007 reflects $39,423 received for his services as our Chief Financial Officer and $81,923 received for his services as our Controller. Mr. Hughes’ compensation for 2006 reflected in this table is for the period March 20, 2006 to December 31, 2006.
(7)	Mr. DeFehr became our Chief Operating Officer in November 2006 and his 2006 compensation reflected in this table is for the period from November 2006 through December 2006.
(8)	Mr. Compton’s compensation for 2007 consisted of $95,385 received for services as our Vice President and Treasurer from April 2007 through December 2007 and $26,538 received for his services as our Director of Finance and Accounting from January 2007 to March 2007. Mr. Compton became our Director of Finance and Accounting on December 20, 2006 and his 2006 compensation is for December 20, 2006 to December 31, 2006.
(9)	Includes a matching contribution to the 401(k) plan.

There were no grants of plan-based awards in 2007. None of our named executive officers holds equity awards. We do not provide pension benefits or non-qualified deferred compensation benefits to our named executive officers.

Employment Agreements

We have not entered into employment agreements with any of our executive officers. However we have entered into agreements with certain of our executive officers providing for specified benefits in the event of a change of control followed by a termination of employment, demotion or similar event. See “—Potential Payments upon Termination or Following a Change in Control.”

2008 Equity Incentive Plan

General

Prior to the completion of this offering, we did not have any stock option or other equity compensation plan and, as a result, there were no stock option or restricted stock grants or other equity awards granted to, or options exercises by, any of our named executive officers. In connection with this offering, we intend to implement our 2008 Equity Incentive Plan.

Eligible award recipients are employees, consultants and directors of our company and its affiliates. Incentive stock options may be granted only to our employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of our authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed 1,750,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

We anticipate granting restricted stock awards to employees and certain non-employee directors in an aggregate amount of 550,000 shares of our common stock under the plan upon completion of this offering.

Share Reserve. The aggregate number of shares of common stock initially authorized for issuance under the plan is 1,750,000 shares. However, (i) shares covered by an award that expires or otherwise terminates without having been exercised in full and (ii) shares that are forfeited to, or repurchased by, us pursuant to a forfeiture or repurchase provision under the plan may return to the plan and be available for issuance in connection with a future award.

Administration. Our board of directors (or such committee as may be appointed by our board of directors from time to time) administers the plan. Among other responsibilities, the board selects participants from among the eligible individuals, determines the number of shares that will be subject to each award and determines the terms and conditions of each award, including methods of payment, vesting schedules and limitations and restrictions on awards. Our board of directors may amend, suspend, or terminate the plan at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. Employees, directors and consultants may be granted nonstatutory stock options, but only employees may be granted incentive stock options. The plan administrator determines the exercise price of a stock option, provided that the exercise price of a stock option generally cannot be less than 100% (and in the case of an incentive stock option granted to a 10% stockholder, 110%) of the fair market value of our common stock on the date of grant, except when assuming or substituting options in limited situations such as an acquisition. Generally, options granted under the plan vest ratably over a five-year period and have a term of ten years (five years in the case of an incentive stock option granted to a 10% stockholder), unless specified otherwise by the plan administrator in the option agreement.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee and (iv) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, nonstatutory options generally are not transferable except by will or the laws of descent and distribution. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death. Incentive stock options are not transferable except by will or the laws of descent and distribution.

Restricted Awards. Restricted awards are awards of either actual shares of common stock, or of hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock, and which may provide that such restricted awards may not be sold, transferred, or otherwise disposed of for such period as the plan administrator determines. The purchase price and vesting schedule, if applicable, of restricted awards are determined by the plan administrator.

Performance Awards. Performance awards entitle the recipient to acquire shares of common stock, or hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock that will be settled in the form of shares of common stock upon the attainment of specified performance goals. Performance awards may be granted independent of or in connection with the granting of any other award under the plan. Performance goals will be established by the plan administrator based on one or more business criteria that apply to the plan participant, a business unit, or our company and our affiliates. Performance goals will be objective and will be intended to meet the requirements of Section 162(m) of the Code. Performance goals must be determined prior to the time 25% of the service period has elapsed. No payout will be made on a performance award granted to a named executive officer unless all applicable performance goals and service requirements are achieved. Performance awards may not be sold, assigned, transferred, pledged or otherwise encumbered and terminate upon the termination of the participant’s service to us or our affiliates.

Stock Appreciation Rights. Stock appreciation rights may be granted independent of or in tandem with the granting of any option under the plan. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The exercise price of a stock appreciation right granted independent of an option is determined by the plan administrator, but as a general rule will be no less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with an option is the same as the exercise price of the related option. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. Payment will be made in cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator.

Non-qualified deferred compensation awards. In the event any award under the plan is granted with an exercise price less than 100% of the fair market value of our common stock on the date of grant, it will be deemed a non-qualified deferred compensation award under Section 409A of the Internal Revenue Code. Generally, a non-qualified deferred compensation award may not be exercised or distributed prior to (i) a specified time or fixed schedule set forth in the award agreement, (ii) the participant’s separation from service, (iii) the death or disability of the participant, (iii) an unforeseeable emergency, or (iv) a change-in-control event. A non-qualified deferred compensation award may be exercisable no later than the later of (a) two and one-half months following the end of our taxable year in which the award first becomes exercisable or distributable or (b) two and one-half months following the end of the award recipient’s taxable year in which the award first becomes exercisable or distributable.

Adjustments in capitalization. In the event that there is a specified type of change in our common stock without the receipt of consideration by us, such as pursuant to a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction, appropriate adjustments will be made to the various limits under, and the share terms of, the plan including (i) the number and class of shares reserved under the plan, (ii) the maximum number of stock options and stock appreciation rights that can be granted to any one person in a calendar year and (iii) the number and class of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a change in control transaction (other than a transaction resulting in Wexford or an entity controlled by, or under common control with Wexford maintaining direct or indirect control over the Company), or a corporate transaction such as a dissolution or liquidation of our company, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale in one or a series of related transactions, of all or substantially all of the assets of our company or a merger, consolidation, or reverse merger in which we are not the surviving entity, then all outstanding stock awards under the plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company), or may be cancelled either with or without consideration for the vested portion of the awards, all as determined by the plan administrator. In the event an award would be cancelled without consideration paid to the extent vested, the award recipient may exercise the award in full or in part for a period of ten days.

Executive Incentive Plan

On January 23, 2008, our board of directors adopted an executive incentive plan to provide an incentive to our executive officers and other selected employees to contribute to the growth, profitability and increased value of our company. The plan is administered by the plan administrator. Prior to the completion of this offering, the manager of Diamondback Holdings served as the plan administrator. Following this offering, the compensation committee of our board of directors will serve as the plan administrator.

Under the terms of the executive incentive plan, the plan administrator has the sole discretion to determine the persons to whom awards will be granted and the performance factors and performance targets relating to each award. Performance targets may include a level of performance below which no payment will be made and levels of performance at which specified percentages of the award will be paid, as well as a maximum level of performance above which no additional award will be paid. Unless otherwise determined by the plan administrator, all payments with respect to awards granted under the executive incentive plan will be made in cash, within a reasonable period of time after the end of the performance period specified in the award.

With respect to the participants who are “covered employees” within the meaning of Section 162(m) of the Internal Revenue Code, any payment under the executive incentive plan (1) is subject to our Company achieving the applicable performance target for the applicable performance year set by the plan administrator within the time prescribed by Section 162(m) of the Internal Revenue Code or the regulations promulgated thereunder in order for the level to be considered “pre-established” within the meaning of Section 162(m) and (2) will be made only after the plan administrator certifies the achievement of the performance targets established for such participants by the plan administrator. The plan administrator may, in its discretion, reduce the amount of such an award at any time prior to payment based on such criteria as it may determine, including, but not limited to, individual merit and the attainment of specified levels of one or any combination of the performance factors. Notwithstanding the foregoing, the plan administrator may not adjust upward the amount payable pursuant to any award granted to a “covered employee,” nor may it waive the achievement of the performance target requirement set forth for such participant, except in the case of the death or disability of the participant or a change in control of our company. The plan administrator has the power to impose such additional restrictions on awards granted to “covered employees” as it may deem necessary or appropriate to ensure that such awards satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and the regulations promulgated thereunder. Under the terms of the executive incentive plan, no “covered employee” will receive a payment attributable to an award under such plan for any one year in excess of $2.0 million dollars at the time the award is granted to such participant. Unless otherwise provided by the plan administrator in connection with specified terminations of employment, no award will be payable to a participant whose employment terminates for any reason, other than death or disability, prior to the end of the applicable performance period or the payment of the applicable award. A participant whose termination is due to death or disability will be entitled to receive a pro-rated award based on the number of days the participant was employed by us during the applicable performance period, provided other conditions of the award have been met.

Except as otherwise provided in the executive incentive plan and subject to compliance with Section 162(m) of the Internal Revenue Code, the plan administrator has the authority to accelerate an award (after the attainment of the applicable performance target) and waive restrictive conditions of the award (including any forfeiture conditions, but not performance targets) in such circumstances as the plan administrator deems appropriate.

401(k) Plan.

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of our eligible employees who have attained the age of 18. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. Each year we may make a matching contribution equal to a uniform percentage of our employees’ deferrals, not to exceed six percent. In 2006, we made a matching contribution at the six percent level. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Potential Payments upon Termination or Following a Change in Control.

Executive officers serve at the will of the board of directors and we have not entered into employment agreements with any of our executive officers. This enables us to remove an executive officer at any time if the Board determines that it is in the best interests of the company, with full discretion as to the amount, if any, of any severance payments or related benefits (other than vested benefits or as may be required under applicable law). Consistent with this policy, we do not typically enter into severance agreements with executive officers when they are hired or promoted. Notwithstanding the foregoing, we have entered into key employee retention agreements with certain of our executive officers that provide for payment of certain severance benefits in the event of a change of control followed by a termination of employment, demotion or similar events. The board believes that such agreements are necessary to assure objectivity and continuity of management in the event of a change of control.

In connection with this offering, we entered into key employee retention agreements with Messrs. Straehla, DeFehr and Hughes. Under these agreements, such executive officers will be entitled to certain severance benefits, provided their employment with us is terminated by us without cause or by the executive for good reason upon a change in control (as defined in the agreement) or at any time within 12 months after the change in control. Subject to certain exceptions, change in control as defined in these agreements includes the sale, transfer, conveyance or other disposition of all or substantially all of our properties or assets (other than by way of merger or consolidation) to any individual or entity other than Wexford Capital LLC or its affiliates, the adoption of a plan relating to our liquidation or dissolution, incumbent directors ceasing to constitute a majority of the board of directors or the consummation of any transaction the result of which is that any person or group becomes the beneficial owner of more than 50% of the voting power of our company other than Wexford Capital LLC and its affiliates.

Termination for cause will exist if the executive becomes permanently disabled and is unable to perform his duties as an employee of our company or commits any of the following acts and such acts shall be determined by the board of directors to have been materially harmful to the company: an act of fraud, embezzlement or theft in connection with his duties or employment with us; intentional wrongful damage to our property; intentional wrongful disclosure of trade secrets or confidential information of our company or intentional wrongful competitive activity with our company during the time such executive is employed by us. Termination by the executive for good reason will include a significant adverse change in the nature or scope of the powers, functions, titles or duties of the executive, a reduction in the annual base or annual incentive compensation, a reduction in benefits or relocation of the principal executive offices more than 50 miles from the location of such offices immediately prior to the change in control.

Upon such termination, each executive would be entitled to receive severance payments consisting of a lump-sum payment equal to his annual base salary, plus an amount equal to the highest annual aggregate bonuses or incentive payments of cash compensation (other than fixed or base compensation) paid to such executive for his services in any one of the last two full fiscal years immediately preceding the fiscal year in which the change in control occurs. Such severance payments will be reduced by the aggregate amount of severance payments received by the executive under any other policy or arrangement provided by us to such executive. We will also provide or arrange to provide to the executive the continuation of his health benefits for a period of one year following the termination date, provided that such benefits will be reduced to the extent comparable benefits are received by such executive from another employer during such one-year period or under any other policy or arrangement provided by us.

The key employee retention agreements provide that if the executive’s employment is terminated by us without cause or by the executive for good reason within 12 months after the change in control, any shares of our restricted stock held by such executive on the date of termination will vest and any stock options held by such executive will be accelerated and remain exercisable during the remainder of their term, as of such termination date.

The foregoing benefits will also be available if the executive’s termination occurs within 12 months prior to the change in control after commencement by the company of substantive discussions with any third party which result in a change in control in which such third party has a significant involvement within one year after commencement of such discussions.

If Messrs. Straehla, DeFehr and Hughes had been terminated at December 31, 2007 under the circumstances described above, they would have been entitled to $350,000, $250,000 and $200,000 in cash severance payments, respectively. In addition, at December 31, 2007, the value of health benefits for Messrs. Straehla, DeFehr and Hughes would have been approximately $8,600, $3,716 and $7,204, respectively.

Limitations on Liability and Indemnification of Officers and Directors

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the Delaware General Corporation Law, or DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation also provides that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers against losses that they may incur in investigations and legal proceedings resulting from their service.

Our bylaws include provisions relating to advancement of expenses and indemnification rights consistent with those provided in our certificate of incorporation. In addition, our bylaws provide:

•	for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time; and

•

permit us to purchase and maintain insurance, at our expense, to protect us and any of our directors, officers and employees against any loss, whether or not we would have the power to indemnify that person against that loss under Delaware law.

Indemnification Agreements

We will enter into indemnification agreements with each of our current directors and executive officers effective upon the closing of this offering. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Liability Insurance

We intend to provide liability insurance for our directors and officers, including coverage for public securities matters. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought, nor have we been threatened with litigation that may result in claims for indemnification from us. However, some of our affiliates are involved in pending litigation and it is possible that the plaintiffs in these proceedings, as well as other potential claimants, may bring one or more actions against our company and/or certain of our officers and directors. See “Risk Factors—One of our affiliated companies was involved in an incident in the offshore waters of Louisiana. Certain of our officers and one of our directors served as officers of this affiliated company at the time of the incident. Those with potential claims related to this incident may attempt to pursue their claims against us and these officers and directors.”

Related Party Transactions

Since our inception in September 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and indemnification arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Shared Services Agreement

Historically, we have outsourced management and administrative services to Gulfport Energy Corporation pursuant to a shared services agreement and reimbursed Gulfport for its dedicated employee time and related general and administrative costs based on the proportionate amount of time its employees spent performing services for us. In 2005, 2006 and 2007, we paid Gulfport approximately $338,000, $1,018,000 and $47,000, respectively, under this agreement. Although we believe the fees we paid to Gulfport for its services were reasonable, it is possible that unrelated third parties could have provided comparable services at a lower cost. Gulfport ceased administering benefit plans for our employees in June 2006. Our Chairman of the Board, Mike Liddell, is the Chairman of the Board of Gulfport and Scott Streller and Donald Dillingham, two of our director nominees, are directors of Gulfport. Our principal stockholder, Services LLC, is controlled by Wexford. The Chairman and controlling member of Wexford also beneficially owned approximately 36% of the outstanding common stock of Gulfport as of March 1, 2008.

We provide certain completion and production services on an arm’s length basis to Gulfport. For the year ended December 31, 2006 and 2007, we generated approximately $900,000 and $1,852,000 of revenue, respectively, from Gulfport for such services and had outstanding accounts receivable of approximately $354,000 and $666,000, respectively. We provided no such services in 2005.

Leases

We lease approximately 15,000 square feet in a newly constructed building from Caliber Investment Group LLC, an entity controlled by Wexford, for our corporate headquarters. The lease commenced on August 13, 2007 and has a term of ten years. During the period August 13, 2007 through July 31, 2012, we have agreed to pay Caliber Investment base rent of $27,414 per month. During the period from August 1, 2012 through July 31, 2017, we have agreed to pay Caliber Investment base rent of $29,798 per month. These base rent amounts are subject to increases only if improvements we request are made. In addition, we are obligated to pay Caliber Investment our pro rata share of the estimated operating costs for the building during the term of the lease. For the year ended December 31, 2007, rent expense was $123,000 under this lease.

We lease a property in Cresson, Texas, from Caliber Texas Properties, L.P., an entity controlled by Wexford, for our stimulation and pumping operations in North Texas. The property consists of approximately 17 acres. Improvements made on the property to our specifications consist of offices, storage and maintenance facilities, material storage silos and a rail spur. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase options or rights of first refusal under the lease. During the period July 1, 2006 through October 31, 2006, we paid Caliber Texas $4,333 per month in rent, which rent was fixed during the term, subject to increases only if improvements we request are made. During the period from November 1, 2006 to March 31, 2007, we paid Caliber Texas $17,046 per month in rent as certain improvements requested by us were completed. Effective April 1, 2007, our rent increased to $49,148 per month as all improvements requested by us were completed. For the years ended December 31, 2006 and 2007, rent was $493,000 and $51,000, respectively for the Cresson, Texas lease.

We lease a property in Oklahoma City, Oklahoma, from Caliber Development Company LLC, an entity controlled by Wexford, for our drilling technology services and applications operations. The property consists of approximately two acres. Improvements are presently being constructed on the property and will consist of offices and repair facilities. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase options or rights of first refusal under the lease. We have agreed to pay Caliber Development $1,519 per month in rent, which rent is fixed during the term, subject to increases only if additional improvements we request are made. For the years ended December 31, 2006 and 2007, rent expense was $11,000 and $19,000, respectively, for the land leased in Oklahoma City, Oklahoma.

We lease a property in Mills, Wyoming from Caliber Wyoming Properties LLC, an entity controlled by Wexford, for our drilling technology services and applications operations. The property consists of approximately 1.5 acres. Improvements consist of offices and repair facilities. The lease commenced on November 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase option or rights of first refusal under the lease. We pay Caliber Wyoming $5,650 per month in rent, which rent is fixed during the term, subject to increases only if additional improvements we request are made. For the year ended December 31, 2006 and 2007, rent was $11,000 and $68,000, respectively, for the Mills, Wyoming lease.

In December 2006, we sold certain real estate and improvements located in Marlow and Sweetwater, Oklahoma to Caliber Development for an aggregate of $3.0 million. We then leased these properties back from Caliber Development for our stimulation and pumping services and fluid logistics and well-site services in Oklahoma. The Marlow property consists of approximately 24 acres with a cementing bulk plant, truck wash bays and office facilities. The Sweetwater property consists of approximately ten acres with truck yard, repair and maintenance facilities and an office building. The lease for each property commenced on December 15, 2006 and has a term of 20 years. We have an option to extend the lease for up to two additional five-year periods. We have no purchase options or rights of first refusal under these leases. We agreed to pay Caliber Development $12,101 and $6,259 per month in rent for the Marlow and Sweetwater properties, respectively. The rent for each lease is fixed during the term, and subject to increase only if improvements we request are made. Effective June 2007, our rent payments increased to $15,376 and $8,373 per month for the Marlow and Sweetwater properties, respectively, as certain improvements requested by us were completed. Our sale price for the Marlow and Sweetwater properties was based on our recent acquisitions cost of the property and the cost of improvements constructed or to be constructed. For the years ended December 31, 2006 and 2007, rent payments were $12,000 and $168,000 for the Marlow lease and $1,495 and $88,000 for the Sweetwater lease, respectively.

In December 2006, we also sold certain real estate and improvements located in Countyline, Oklahoma and Tolar, Texas to Caliber Development and Caliber Texas, respectively, for an aggregate of $870,000, with the value established by an independent third-party appraiser. The Countyline and Tolar properties consist of an aggregate of approximately 13 acres and the improvements consist of truck yards, repair and maintenance facilities and office space. We then leased the properties back from these entities under leases with 20-year terms, with an option to extend the leases for up to two additional five-year periods. We have agreed to pay rent for the initial 20-year term of $3,505 per month for the Countyline property and $3,750 per month for the Tolar property. Effective June 1, 2007, our rent payments increased to $5,733 per month for the Tolar property as certain improvements requested by us were completed. Effective October 2007, we paid Caliber Development $5,041 per month for rent for the Countyline property as certain improvements requested by us were completed. For the years ended December 31, 2006 and 2007, rent payments were $3,505 and $47,000 for the lease in Countyline, Oklahoma and $4,000 and $59,000 for the lease in Tolar, Texas, respectively.

Although we believe the terms of our leases with related parties are reasonable, it is possible that we could have negotiated more favorable terms for such transactions with unrelated third parties.

Bronco Drilling Company, Inc.

Bronco Drilling Company, Inc. drilled our disposal well located in Bono, Texas on an arm’s length basis. The well was completed in June 2006 and $762,000 was paid to Bronco during the second quarter of 2006. Mike Liddell, one of our directors and the Chairman of the Board, has served as a director of Bronco since May 2005 and served as the Chairman of the Board of Bronco from May 2005 until August 2007. Wexford beneficially owned approximately 31% of the outstanding common stock of Bronco as of December 31, 2006. Wexford no longer owns any common stock of Bronco. On September 25, 2007, Bronco purchased three workover rigs from us. In conjunction with this sale, we recorded a receivable of $3.0 million as of September 30, 2007 which was then paid in full in the first week of October 2007.

Windsor Energy Group, L.L.C.

We provide certain well-site services and drilling technology services and applications to Windsor Energy Group, L.L.C. on an arm’s length basis. During the one-month period ended December 31, 2005 following our acquisition of Quantum Drilling Motors, the years ended December 31, 2006 and 2007, revenues of approximately $46,000, $4.7 million and $280,000, respectively, were recognized for such services. We had outstanding accounts receivable of approximately $184,000, $1.1 million and $0 as of December 31, 2005, December 31, 2006 and December 31, 2007, respectively. Our Chairman of the Board, Mike Liddell, is also the president and chief executive officer of Windsor Energy. One of Wexford’s affiliates and Mike Liddell beneficially own 100% of equity of Windsor Energy.

In addition, we are a party to agreements with Windsor Energy under which we agreed to provide stimulation services, horizontal and directional services and straight hole drilling motors to Windsor Energy on a non-exclusive, “first call” basis for a period from March 1, 2008 to December 31, 2008. We have an option to renew each of these agreements for one additional year. Either party may terminate the agreements without cause upon 30-days prior written notice. We anticipate that Windsor Energy will drill up to 45 new wells and perform ten to 12 workovers in West Texas and drill three directional wells in Wyoming and 11 wells in the Bakken Shale during fiscal 2008. Our prices for these services will be based on our current book prices competitive with our other customers in the service area.

Kappa Investors Loan

In July and August of 2006, we borrowed an aggregate of $21.0 million from Kappa Investors LLC, an entity controlled by Wexford, under the terms of a $25.0 million subordinated unsecured revolving credit facility. Of this amount, $7.0 million was repaid by us on August 30, 2006 with borrowings under the Fortis credit facility. For the year ended December 31, 2006, we incurred $712,000 of interest expense. We borrowed an additional $8.0 million during the first six months of 2007 and an additional $3.0 million in August 2007. As of December 31, 2007 and March 14, 2008, $25.0 million and $20.0 million, respectively, was outstanding under this loan. For the year ended December 31, 2007, we incurred $2,147,000 of interest expense. The loan matures on August 30, 2008. Borrowings under this loan bear interest at a rate of LIBOR plus 4%, which we refer to as the borrowing rate. Kappa Investors has the right to increase the interest rate applicable to the outstanding principal under this facility to a rate that is 2% in excess of the borrowing rate in the event we default on the payment of interest or principal. The default rate will continue until all events of default have been cured. The loan provides for certain restrictions on merger or consolidation, sale, lease or other disposal of all or any substantial part of our business or assets and our ability to incur additional indebtedness. We paid Kappa Investors a commitment fee of $250,000 in 2006. We intend to repay all of the outstanding borrowings under this facility upon the closing of this offering. See “Use of Proceeds.”

Transfer and Merger

The oilfield service operations described in this prospectus were previously owned and operated by ten directly-owned subsidiaries of Services LLC, a limited liability company controlled by Wexford. Effective as of December 31, 2006, these subsidiaries were transferred to Diamondback Holdings, our parent, which will be merged with us immediately prior to the closing of this offering. In the merger, Services LLC will be issued shares of our common stock representing 100% of our common stock then outstanding. Mike Liddell is the operating member of Services LLC. See note 2 under the caption “Principal Stockholders.”

Other

We have purchased workover rigs from Taylor Rig, L.L.C. and other equipment from Diamondback-Special LLC. Taylor and Special are each wholly-owned subsidiaries of Services LLC, a company controlled by Wexford. During the year ended December 31, 2006, our aggregate purchases from Taylor and Special were $2.1 million and $4.0 million, respectively. For the year ended December 31, 2007, our aggregate purchases from Taylor and Special were $21,000 and $7.3 million, respectively. Mike Liddell is the operating member of Services LLC, the selling stockholder in this offering. See note 2 under the caption “Principal and Selling Stockholders.” Purchases prior to the transfer were made at prices that approximated the manufacturers’ costs, and purchases made after the transfer were on an arm’s length basis.

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to a Code of Business Conduct and Ethics, or Code of Conduct, and a Policy Statement Regarding Related Party Transactions, both of which we intend to adopt prior to the closing of this offering, our audit committee or disinterested members of our board of directors will review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their family members, have a direct or indirect material interest. In approving or rejecting such proposed relationships and transactions, the audit committee or disinterested members of our board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to this determination. We will designate a compliance officer to generally oversee compliance with the Code of Conduct. Our audit committee will annually review and assess the adequacy of our Policy Statement Regarding Related Party Transactions.

All of the transactions described above were approved by our equity sponsor.

Registration Rights Agreement

We have entered into a registration rights agreement with Services LLC, the selling stockholder in this offering. Under the registration rights agreement, Services LLC has three demand registration rights, as well as “piggyback” registration rights. See “Shares Eligible for Future Sale—Registration Rights.”

Principal and Selling Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock by:

•	the selling stockholder;

•	each other stockholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock;

•	each of our directors and nominees for director;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

				Percentage of Shares Beneficially Owned (1)
Name	Number of Shares Beneficially Owned Prior to the Offering (1)	Shares to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering (1)	Prior to Offering	After Offering
Selling Stockholder and other 5% Stockholders:
Diamondback Energy Services LLC (2)(3)				100%
Wexford Capital LLC (3)				100%
Charles E. Davidson (3)				100%
Joseph M. Jacobs (3)				100%
Executive Officers, Directors and Director Nominees:
Arty Straehla				*	*
Grant DeFehr				*	*
Nick Hughes				*	*
Mike Liddell (2)				*	*
Gilbert Gibson				*	*
Don Dillingham				*	*
Scott Streller				*	*
All executive officers, directors and director nominees as a group (seven persons)

*	Less than one percent.

(1)	Percentage of beneficial ownership is based upon shares of common stock outstanding as of , 2008, and shares of common stock outstanding after the offering. The table does not include shares that may be sold by the company if the underwriters exercise their over-allotment option. Pursuant to Rule 13d-3 under the Exchange Act, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

(2)

Wexford Capital LLC is the sole manager of Diamondback Energy Services LLC, or Services LLC, which is the selling stockholder in this offering. The number of shares to be sold in the offering includes up to              shares that will be sold if the underwriters exercise their over-allotment option in full. Wexford controls four entities that own membership interests in Services LLC. We refer to these four entities as the Wexford members. The remaining membership interests are owned by Mike Liddell. The Wexford members have the exclusive authority to appoint the manager of Services LLC. As manager of Services LLC, Wexford has the exclusive authority to, among other things, purchase, hold and dispose of its assets, including the shares of our common stock that will be owned by Services LLC. Mr. Liddell is the operating member of Services LLC with responsibility for managing its day-to-day operations, subject to the right of Wexford or the Wexford members to assume responsibility for such operations. Mr. Liddell has no power or authority to make decisions with respect to the shares of our common stock that will be owned by Services LLC. All distributions made by Services LLC are first paid to the Wexford members pro rata until they have received amounts equal to their capital contributions in Services LLC, which currently aggregate approximately $            million. Thereafter, distributions are to be made 90% to the Wexford members and 10% to Mr. Liddell.

(3)	Wexford may, by reason of its status as manager of Services LLC, be deemed to own beneficially the shares of our common stock with respect to which Services LLC will possess beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford, be deemed to beneficially own such shares of our common stock. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford will share the power to vote and to dispose of the shares of our common stock beneficially owned by Services LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of such shares of our common stock. The address for each such beneficial holder is Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

Description of Capital Stock

We will amend and restate our certificate of incorporation and bylaws in connection with this offering. The following description of our common stock, certificate of incorporation and our bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws as so amended and restated, forms of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. We have applied to have our shares of common stock listed on The NASDAQ Global Market.

Common Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation does not grant stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our Company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the board of directors is legally authorized to fix or alter.

We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of preferred stock.

Related Party Transactions and Corporate Opportunities

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested so long as it has been approved by our board of directors;

•	permits any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provides that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder action by written consent. Our bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board. This provision, which may not be amended except by the affirmative vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Removal of Director. Our certificate of incorporation provides that members of our board of directors may only be removed by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation. Our certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of our certificate of incorporation inconsistent with the provisions of our certificate of incorporation dealing with distributions on our common stock, related party transactions, our board of directors, our bylaws, meetings of our stockholders or amendment of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Computershare will be the transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock, including shares issued upon exercise of outstanding options, could adversely affect prevailing market prices from time to time for our common stock and impair our ability to raise capital through future sales of equity securities.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any. The remaining              shares of common stock not sold in the offering will be “restricted securities,” as that term is defined in Rule 144.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and Services LLC have agreed to enter into lock-up agreements in favor of the underwriters that prohibit us and these other individuals or entities, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 180 days from the date of this prospectus, without the prior written consent of                     , subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will own shares, representing approximately         % of the then outstanding shares, or approximately         % if the underwriters’ over-allotment option is exercised in full.

Rule 144

Under Rule 144 as in effect on the date of this prospectus, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months is entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, are subject to additional restrictions, by which such persons are entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the total number of shares of common stock then outstanding, which will equal               shares immediately after this offering (or               shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Registration Rights

We have entered into a registration rights agreement with Services LLC, the selling stockholder in this offering. Under the registration rights agreement, Services LLC has three demand registration rights, as well as “piggyback” registration rights. The demand rights enable Services LLC to require us to register its shares of our common stock with the SEC at any time, subject to the 180-day lock-up agreement it has entered into in connection with our initial public offering. The piggyback rights will allow Services LLC to register the shares of our common stock that it owns along with any shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

2008 Equity Incentive Plan

An aggregate of 1,750,000 shares of our common stock have been reserved for issuance pursuant to our 2008 Equity Incentive Plan, of which              shares of restricted stock will be outstanding immediately after this offering. We intend to file a registration statement on Form S-8 with respect to the issuance of all shares issuable under the plan. Accordingly, shares issued pursuant to this plan will be freely tradable, except for any shares held by our affiliates, as such term is defined by the SEC.

UNDERWRITING

                                     are the representatives of the several underwriters named below. We and the selling stockholder have entered into an underwriting agreement with the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Total

The underwriting agreement is subject to a number of terms and conditions and will provide that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholder.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $            . The selling stockholder will not bear any portion of these expenses.

Over-Allotment Option. We and the selling stockholder have granted the underwriters an over-allotment option to buy up to additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholder in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option. The selling stockholder will not bear any portion of these expenses.

Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price by us	$	$	$
Underwriting fees to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Public offering price by the selling stockholder	$	$	$
Underwriting fees to be paid by the selling stockholder	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

Listing. We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “FANG.” In order to meet one of the requirements for listing the common stock on the NASDAQ, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

Directed Share Program. At our request, the underwriters have reserved up to         % of the common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors or officers purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise. None of the company, the selling stockholder or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. The factors that were considered in these negotiations were:

•	the history of, and prospects for, us and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering; and

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

Lock-up Agreements. We, our directors and executive officers, and Services LLC, which is the selling stockholder in this offering, will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and we and those persons may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of                                     , on behalf of the underwriters, for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during the applicable restricted period we will agree not to file any registration statement for, and each of our directors and executive officers and the selling stockholder will agree not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of                                     , on behalf of the underwriters.

Notwithstanding the foregoing, if (i) during the last 17 days of the lock-up period described above, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in each case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless                                      waives, in writing, such extension (which waiver may be withheld at the sole discretion of                                     ).                                      has advised us and the selling stockholder that it does not currently have any intention, agreement or understanding with respect to the early release of any of the locked-up shares.

Other Relationships. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, and the selling stockholder for which they received or will receive customary fees and expenses.

None of the company, the selling stockholder or the underwriters have authorized any dealer, salesperson or other person to give any information or to represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information. This prospectus does not offer to sell or ask for offers to buy any of the shares of common stock offered by us or the selling stockholder in any jurisdictions where it is unlawful. The information in this prospectus is current only as of its date.

Notice to Canadian Residents

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Legal Matters

The validity of the shares of common stock that are offered hereby by us will be passed upon by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by                         .

Experts

The consolidated financial statements of Diamondback Energy Services and subsidiaries as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and for the period from September 29, 2005 (inception) through December 31, 2005, the financial statements of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004 and for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and 2003 and the combined financial statements of Sooner Trucking & Oilfield Services, Inc. and affiliates as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the related statements of income and retained earnings and cash flows for the periods then ended appearing in this prospectus and registration statement have been audited by Tullius Taylor Sartain & Sartain LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Directional Drilling Contractors, LLC as of December 31, 2006 and 2005, and the related statements of operations and member’s capital and cash flows for the years then ended appearing in this prospectus and registration statement have been audited by Plante & Moran PLLC, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Directional Drilling Contractors, LLC as of August 13, 2007 and the related statement of operations and member’s capital and cash flows for the period then ended appearing in this prospectus and registration statement have been audited by Tullius Taylor Sartain & Sartain LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

Glossary of Oil and Natural Gas Terms

Acidizing. The pumping of acid into the wellbore to remove near-well formation damage and other damaging substances.

Bbl(s). Barrel(s) of oil. Each barrel is 42 U.S. gallons.

Blowout. An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of exploration and production operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant openhole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) downhole and intervention efforts will be averted.

Casing. Large-diameter pipe lowered into an openhole wellbore and cemented in place.

Cementing. To prepare and pump cement into place in a wellbore.

Completion. A generic term used to describe the assembly of downhole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

Downhole. Pertaining to or in the wellbore (as opposed to being on the surface).

Downhole motor. A drilling motor located in the drill string above the drilling bit powered by the flow of drilling mud. Downhole motors are used to increase the speed and efficiency of the drill bit or can be used to steer the bit in directional drilling operations. Drilling motors have become very popular because of horizontal and directional drilling applications and the increase of day rates for drilling rigs.

Drill collar. A component of the drillstring that provides weight on the bit for drilling. Drill collars are thick-walled tubular pieces machined from solid bars of steel, usually plain carbon steel but sometimes of nonmagnetic nickel-copper alloy or other nonmagnetic premium alloys. The bars of steel are drilled from end to end to provide a passage to pumping drilling fluids through the collars. The outside diameter of the steel bars may be machined slightly to ensure roundness, and in some cases may be machined with helical grooves (“spiral collars”). Finally, threaded connections, male on one end and female on the other, are cut so multiple collars can be screwed together along with other downhole tools to make a bottomhole assembly (BHA). Gravity acts on the large mass of the collars to provide the downward force needed for the bits to efficiently break rock.

Frac tanks. A tank used to hold fluid during a frac job. Capacity of such tanks are from 400 to 600 bbls.

Gamma. Gamma technology uses an advanced processing of sensor data combined with an oriented “window” through which natural gamma ray formation measurements are recorded. This allows the operator to monitor formation changes adjacent to the borehole, enabling the operators to adjust the well path and focus on the productive zones of the well.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Manifold. An arrangement of piping or valves designed to control, distribute and often monitor fluid flow. Manifolds are often configured for specific functions, such as a choke or kill manifold used in well-control operations and a squeeze manifold used in squeeze-cementing work.

Mcf. One thousand cubic feet of natural gas measured at standard pressure and temperature conditions.

Measurement-while drilling (MWD). The evaluation of physical properties, usually including pressure, temperature and wellbore trajectory in three-dimensional space, while extending a wellbore. MWD is now standard practice in offshore directional wells, where the tool cost is offset by rig time and wellbore stability considerations if other tools are used. The measurements are made downhole, stored in solid-state memory for some time and later transmitted to the surface. Data transmission methods vary from company to company, but usually involve digitally encoding data and transmitting to the surface as pressure pulses in the mud system. These pressures may be positive, negative or continuous sine waves. Some MWD tools have the ability to store data if the transmission link fails. MWD tools that measure formation parameters (resistivity, porosity, sonic velocity, gamma ray) are referred to as logging-while-drilling (LWD) tools. LWD tools use similar data storage and transmission systems, with some having more solid-state memory to provide higher resolution logs after the tool is tripped out than is possible with the relatively low bandwith, mud-pulse data transmission system.

Plugging and Abandonment. The process of permanently closing oil and gas wells no longer capable of producing in economic quantities. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging and abandonment work.

Plugs. A downhole packer assembly used in a well to seal off or isolate a particular formation for testing, acidizing, cementing, etc.; also a type of plug used to seal off a well temporarily while the wellhead is removed.

Pressure pumping. Services that include the pumping of liquids under pressure.

Producing Formation. An underground rock formation from which oil, natural gas or water is produced. Any porous rock will contain fluids of some sort, and all rocks at considerable distance below the Earth’s surface will initially be under pressure, often related to the hydrostatic column of ground waters above the reservoir. To produce, rocks must also have permeability, or the capacity to permit fluids to flow through them.

Drilling rig. The machine used to drill a wellbore.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Shock Sub. Designed to be compact and efficient, the purpose of a shock sub is to isolate the shock created by the impact of the downhole hammer from the rotary head. Using a shock sub eliminates metal-to metal contact. The shock is absorbed internally by the 90 durometer rubber and grease packing.

Tight sands. A type of unconventional tight reservoir. Tight reservoirs are those which have low permeability, often quantified as less than 0.1 millidarcies.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

Index to Financial Statements

Page
Diamondback Energy Services and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006	F-4

Consolidated Statements of Operations for the years ended December 31, 2007 and 2006 and for the period from September 29, 2005 (inception) through December 31, 2005	F-5

Consolidated Statement of Equity for the years ended December 31, 2007 and 2006 and for the period from September 29, 2005 (inception) through December 31, 2005	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006 and for the period from September 29, 2005 (inception) through December 31, 2005	F-7

Notes to Consolidated Financial Statements	F-9

Quantum Drilling Motors, L.L.C.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-32

Balance Sheets as of November 30, 2005 and December 31, 2004	F-33

Statements of Earnings for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003	F-34

Statements of Members’ Equity for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003	F-35

Statements of Cash Flows for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003	F-36

Notes to Consolidated Financial Statements	F-37

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-45

Combined Balance Sheets as of December 31, 2005 and December 31, 2004	F-46

Combined Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-47

Combined Statement of Changes in Owners’ Equity for the years ended December 31, 2005, 2004 and 2003	F-48

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying consolidated balance sheets of Diamondback Energy Services (as defined in Note A to the consolidated financial statements) and Subsidiaries (collectively, the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2007 and 2006 and the period from September 29, 2005 (inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamondback Energy Services and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006 and the period from September 29, 2005 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

March 14, 2008

Diamondback Energy Services and Subsidiaries

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
ASSETS

Current assets
Cash and cash equivalents	$1,059,349	$7,194,972
Accounts receivable (net of allowance of $2,719,967 at December 31, 2007 and $864,513 at December 31, 2006)	67,626,276	39,006,722
Inventories	11,400,938	4,397,445
Prepaid expenses and other	1,256,713	1,000,708

Total current assets	81,343,276	51,599,847
Property and equipment, net	199,699,268	139,981,421
Other assets	2,576,493	1,606,104
Trade names, net	1,300,685	126,471
Patents, net	278,880	—
Non-compete agreement, net	143,750	218,750
Customer relationships, net	33,620,257	39,039,120
Goodwill	51,243,083	39,908,164

	$370,205,692	$272,479,877

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$15,334,728	$11,349,666
Accrued and other current liabilities	17,796,571	12,666,218
Obligations under business purchase agreements	—	3,323,128
Deferred income tax liabilities	171,405	152,168
Lines of credit	111,068,914	14,000,000
Current portion of capital lease obligations	1,324,283	151,331
Current portion of long-term debt	—	23,689

Total current liabilities	145,695,901	41,666,200
Deferred income tax liabilities	2,913,024	4,102,896
Lines of credit	—	44,900,000
Capital lease obligations, net of current maturities	7,171,754	2,698,590
Long-term debt, net of current maturities	—	89,873
Asset retirement obligations	178,143	100,004

Total liabilities	155,958,822	93,557,563
Minority interests in variable interest entities	8,892,072	7,613,216

COMMITMENTS AND CONTINGENCIES (NOTES D, G, H and I)
EQUITY	205,354,798	171,309,098

	$370,205,692	$272,479,877

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31, 2007		For the year ended December 31, 2006		For the period from September 29, 2005 (inception) through December 31, 2005
Revenue
Drilling technology services and applications		$83,137,672		$52,132,218		$2,501,295
Stimulation and pumping services		119,137,082		28,540,920		—
Fluid logistics and well-site services		76,994,139		65,739,849		—
Completion and production services		18,437,547		9,486,819		—

Total revenue		297,706,440		155,899,806		2,501,295

Costs and expenses
Cost of revenues, exclusive of depreciation, amortization and accretion
Drilling technology services and applications		56,860,123		34,423,602		1,676,879
Stimulation and pumping services		80,236,395		16,469,664		—
Fluid logistics and well-site services		56,971,509		41,834,083		—
Completion and production services		12,107,877		6,257,832		—
Selling, general and administrative		32,464,552		22,704,214		733,111
Research and development		9,512,443		—		—
Depreciation, amortization and accretion		40,042,399		18,555,168		204,977

Total costs and expenses		288,195,298		140,244,563		2,614,967

Operating income (loss)		9,511,142		15,655,243		(113,672)

Other income (expense)
Interest income		271,520		253,351		—
Other income		5,648		193,465		797
Gain (loss) on sale or disposition of assets		(134,773)		29,348		—
Interest expense		(10,455,795)		(2,160,842)		(81,857)

		(10,313,400)		(1,684,678)		(81,060)

Income (loss) before income taxes and minority interest		(802,258)		13,970,565		(194,732)
Provision for income taxes		56,490		1,568,752		—

Income (loss) before minority interest		(858,748)		12,401,813		(194,732)
Income attributable to minority interests in variable interest entities		288,692		61,585		—

Net income (loss)		$(1,147,440)		$12,340,228		$(194,732)

PRO FORMA INFORMATION (Unaudited)
Historical income (loss) before income taxes and minority interest		$(802,258)		$13,970,565		$(194,732)

Pro forma provision (benefit) for income taxes		$(302,772)		$5,272,491		$(73,492)

Pro forma net income (loss)		$(788,178)		$8,636,489		$(121,240)

Pro forma income (loss) per common share, basic and diluted	$		$		$

Weighted average pro forma common shares outstanding, basic and diluted	$		$		$

The accompanying notes are an integral part of these statements.

Diamondback Energy Services

Consolidated Statement Of Equity

For the years ended December 31, 2007 and 2006 and the period from

September 29, 2005 (inception) through December 31, 2005

Balance at September 29, 2005	$—
Capital contributions	35,769,002
Net loss	(194,732)

Balance at December 31, 2005	35,574,270
Capital contributions	123,394,600
Net income	12,340,228

Balance at December 31, 2006	171,309,098

Capital contributions	35,193,140
Net loss	(1,147,440)

Balance at December 31, 2007	$205,354,798

The accompanying notes are an integral part of this statement.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31, 2007	For the year ended December 31, 2006	For the period from September 29, 2005 (inception) through December 31, 2005
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income (loss)	$(1,147,440)	$12,340,228	$(194,732)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Income attributable to minority interest in variable interest entities	288,692	61,585	—
Depreciation, amortization and accretion	40,042,399	18,555,168	204,977
Deferred income tax benefit	(1,170,635)	(898,447)	—
Write off of research and development assets acquired	9,197,657	—	—
Accretion of discount on obligations under business purchase agreements	115,043	170,971	—
Loss (gain) on sale or disposal of assets	134,773	(29,348)	—
Gain on sales of equipment involuntarily damaged or lost down-hole	(1,970,898)	(776,445)	—
Write-off of obsolete equipment	895,991	1,718,081	99,698
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	(25,694,519)	(23,098,547)	(541,941)
Inventories	(6,687,725)	(3,187,316)	120,914
Prepaid expenses and other	(221,935)	110,486	47,490
Other assets	(1,232,546)	(876,465)	409,508
Accounts payable and accrued and other current liabilities	9,849,443	15,162,661	(256,348)

Net cash provided by (used in) operating activities	22,398,300	19,252,612	(110,434)

Cash flows from investing activities
Proceeds from sales of equipment involuntarily damaged or lost down-hole and assets disposed	7,155,415	2,419,796	—
Additions to property and equipment	(85,806,943)	(116,764,123)	(930,720)
Deposits under business purchase agreements	—	—	(8,600,000)
Amounts paid for prior business acquisitions	(3,438,171)	(638,126)	—
Research and development assets acquired	(10,000,000)	—	—
Businesses acquired, net of cash acquired	(23,478,997)	(84,724,905)	(25,464,014)

Net cash used in investing activities	(115,568,696)	(199,707,358)	(34,994,734)

Cash flows from financing activities
Loan fees	(359,364)	(843,717)	—
Payments on capital lease obligations	(906,104)	(22,549)	—
Advances on lines of credit	80,664,131	73,251,513	—
Payments on lines of credit	(28,495,217)	(14,351,513)	—
Additions to notes payable	—	534,149	—
Payments on notes payable	(113,562)	(2,528,230)	—
Capital contributions	35,193,140	123,394,600	35,769,002
Capital contributed by minority interest in variable interest entities	1,051,749	7,551,631	—

Net cash provided by financing activities	87,034,773	186,985,884	35,769,002

Net (decrease) increase in cash and cash equivalents	(6,135,623)	6,531,138	663,834

Cash and cash equivalents at beginning of period	7,194,972	663,834	—

Cash and cash equivalents at end of period	$1,059,349	$7,194,972	$663,834

Cash paid during the period for interest	$9,675,428	$1,310,296	$105,309

Cash paid during the period for taxes	$3,816,328	$—	$—

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Cash Flows—Continued

	For the year ended December 31, 2007	For the year ended December 31, 2006	For the period from September 29, 2005 (inception) through December 31, 2005
Supplemental schedule of non cash investing and financing activities:

The Company acquired all of the outstanding equity or substantially all assets of multiple entities in the years ended December 31, 2007 and 2006, and the period ended 2005. In conjunction with the acquisitions, liabilities were assumed as follows:

Fair value of assets acquired	$23,983,003	$107,684,359	$30,632,314
Cash paid	(23,478,997)	(84,724,905)	(25,464,014)
Purchase price payable at acquisition date	—	(3,152,157)	(484,259)
Application of deposits under purchase agreements	—	(8,600,000)	—

Liabilities assumed	$504,006	$11,207,297	$4,684,041

Asset retirement costs and related liabilities of approximately $83,000 and $69,000 were recorded during the years ended December 31, 2007 and 2006, respectively.

The Company entered into capital leases of $6,159,944 and $2,872,470 during the years ended December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

1. Basis of Presentation

The accompanying financial statements for the year ended December 31, 2006 and period ended December 31, 2005 have been prepared on a carve-out basis to include the assets, liabilities, revenues and expenses of the entities transferred to Diamondback Holdings, LLC (“Holdings,” “the Company” or “Diamondback”) on December 31, 2006 as well as certain allocated activities of Diamondback Energy Services LLC (the “LLC”). The accompanying financial statements for 2007 are the financial statements of Holdings, its direct and indirect subsidiaries and certain variable interest entities described below. Certain subsidiaries have merged with other subsidiaries or changed names in 2007. These financial statements are referred to as the Financial Statements of Diamondback Energy Services and Subsidiaries. As of December 31, 2007, Holdings subsidiaries included Diamondback Pumping GP LLC; Diamondback Pioneer LLC; Diamondback-Well Services LLC; Diamondback - Quantum LLC; Diamondback - Total Services LLC; Diamondback - Cementing Services LLC; Diamondback Pumping Services LLC; Packers & Service Tools, Inc.; Diamondback - PST LLC; Diamondback - Total Pumping GP LLC; Diamondback - Total Texas LLC; Diamondback - Disposal Texas LLC; Sooner Trucking & Oilfield Services, Inc.; Diamondback - Disposal LLC; Diamondback - Torch LLC; Diamondback - Total Oklahoma LLC; Diamondback - TD West LLC; Diamondback - Completions LLC; Diamondback - Directional Drilling LLC; and Diamondback Downhole Technologies LLC.

Substantially all management, administrative, and corporate functions of the LLC were transferred to Holdings. As such, substantially all corporate expenses have been allocated to Diamondback in the 2006 and prior carve-out financial statements. In addition, all borrowings against the LLC’s line of credit were allocated to Diamondback as the line of credit was retired in August 2006 by financing that remained with Holdings (see Note D).

The Company is a diversified oilfield service company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. The Company operates in four reportable business segments: (i) drilling technology services and applications; (ii) stimulation and pumping services; (iii) fluid logistics and well-site services; and (iv) completion and production services. The Company’s business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana, Arkansas, Appalachia and the Rocky Mountains. The majority of the Company’s operations are located in the Barnett Shale in North Texas and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

A summary of certain significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

These consolidated financial statements have been prepared to include the subsidiaries as noted above as well as two variable interest entities (“VIE’s”) in which the Company was determined to be the primary beneficiary; and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany balances and transactions have been eliminated in consolidation.

2. Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

3. Accounts Receivable

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. Diamondback grants credit to customers in the ordinary course of business and generally does not require collateral. Customer balances are considered delinquent if unpaid by the 30th day following the invoice date and credit privileges may be revoked if balances remain unpaid.

Diamondback regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, Diamondback makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event Diamondback was to determine that a customer may not be able to

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

make required payments, Diamondback would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility.

The following is a roll forward of the allowance for doubtful accounts:

	December 31, 2007	December 31, 2006	December 31, 2005
Balance, beginning of period	$864,513	$—	$—
Allowance for doubtful accounts recognized through acquisitions	—	23,062	—
Deductions for uncollectible receivables written off	(875,851)	—	—
Additions charged to expense	2,731,305	841,451	—

Balance, end of period	$2,719,967	$864,513	$—

4. Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out or average cost basis. Inventories consist of cement, chemicals, sand, repair parts, and purchased goods available for sale. Diamondback assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined.

5. Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in operations. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected in drilling technology services and applications revenues, with the carrying value of the related rental equipment charged to cost of drilling technology services and applications revenues.

Proceeds from sales of involuntarily damaged or lost down-hole equipment are reported as cash inflows from investing activities in the consolidated statements of cash flows. For the periods ended December 31, 2007, 2006 and 2005, proceeds from sales of equipment involuntarily damaged or lost down-hole were $3,917,461, $1,090,523, and $0 respectively, and the gain on sales of equipment involuntarily damaged or lost down-hole was $1,970,898, $776,445 and $0, respectively.

On September 25, 2007, the Company entered into an agreement to sell its three workover rigs and related equipment to Bronco Drilling Company, Inc. (see Note I). The effective date of the sale was September 1, 2007. The Company decided to sell the rigs as their continued operation was not strategic for the Company. The revenues generated from the operation of these rigs during the year ended December 31, 2007 approximated $1.9 million and the Company reported a pre-tax gain on the sale approximating $139,000. The resulting gain on the sale and the earnings from operating the workover rigs were not significant to the results of the Company’s operations for 2007 or 2006. These rigs were operated in the completion and production services segment.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Office equipment, furniture, and fixtures	3 - 7 years
Vehicles, trailers, and tanks	3 - 7 years
Other machinery and equipment	5 - 10 years
Pressure pumping equipment	3 - 10 years
Well-site construction equipment	3 - 5 years
Rental equipment	5 - 7 years
Directional drilling equipment	5 - 7 years
Disposal wells and related equipment	5 - 20 years
Buildings and improvements	15 - 30 years
Aircraft	10 years
Workover rigs and related equipment	5 - 15 years

6. Intangible Assets

Intangible assets subject to amortization include customer relationships, trade names, a non-compete agreement, and patents. Customer relationships are amortized based on an estimated attrition factor over their estimated useful life of 9 to 16 years, trade names are amortized straight line over their estimated useful life of 3 to 20 years, the non-compete agreement is amortized straight line over the 4-year term of the agreement, and patents are amortized straight line over their estimated useful lives of 14 years. Intangible assets are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

The table below provides a summary of Diamondback’s intangible assets as of December 31, 2007 and December 31, 2006 and amortization expense for the periods then ended.

	Gross carrying amount	Accumulated amortization	Amortization expense
Amortized intangible assets—December 31, 2007
Non-compete agreement	$300,000	$(156,250)	$75,000
Trade names	1,364,400	(63,715)	45,792
Customer relationships	44,864,241	(11,243,984)	7,178,856
Patents	282,198	(3,318)	3,318

Balance at December 31, 2007	$46,810,839	$(11,467,267)	$7,302,966

	Gross carrying amount	Accumulated amortization	Amortization expense
Amortized intangible assets—December 31, 2006
Non-compete agreement	$300,000	$(81,250)	$75,000
Trade names	144,400	(17,929)	17,929
Customer relationships	43,104,241	(4,065,121)	3,988,754

Balance at December 31, 2006	$43,548,641	$(4,164,300)	$4,081,683

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The table below provides a roll forward of Diamondback’s intangible assets, for the years ended December 31, 2007 and December 31, 2006.

	Trade names	Non-Compete Agreement	Customer relationships
Balance at December 31, 2005	$—	$300,000	$13,237,000
Adjustment resulting from revisions to the purchase allocation	—	—	(440,000)
Acquired during the period	144,400	—	30,307,241

Balance at December 31, 2006	$144,400	$300,000	$43,104,241

	Trade names	Non-Compete Agreement	Customer relationships	Patents
Balance at December 31, 2006	$144,400	$300,000	$43,104,241	$—
Acquired during the period	1,220,000	—	1,760,000	282,198

Balance at December 31, 2007	$1,364,400	$300,000	$44,864,241	$282,198

The weighted average amortization period (in years) of intangible assets acquired is 13.55 and 13.03 for 2007 and 2006, respectively. The weighted average amortization period (in years) of trade names acquired is 20.00 and 13.48 for 2007 and 2006; the weighted average amortization period (in years) of the non-compete agreement acquired is 4 for 2006; the weighted average amortization period (in years) of customer relationships acquired is 9 and 13.12 for 2007 and 2006; and the weighted average amortization period (in years) of patents acquired is 14 for 2007.

Estimated amortization expense for years subsequent to December 31, 2007 and December 31, 2006 is as follows:

	December 31, 2007	December 31, 2006
Year 1	$6,310,646	$7,166,560
Year 2	5,294,409	5,863,206
Year 3	4,216,996	4,786,029
Year 4	3,419,795	3,850,296
Year 5	2,785,565	3,149,455
Remaining	13,316,161	14,568,795

Total	$35,343,572	$39,384,341

7. Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. If such evaluations indicate that the future undiscounted cash flows from the assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. There were no events or changes in circumstances indicating that the carrying values of such assets may not be recoverable for the years ended December 31, 2007 or December 31, 2006.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

8. Goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is a two-step process. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the implied value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied value.

The table below provides a roll forward of Diamondback’s goodwill, by reportable segment, as of December 31, 2007 and December 31, 2006.

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production services	Total
Balance at December 31, 2005	$4,827,611	$—	$—	$—	$4,827,611
Adjustment resulting from revisions to the purchase allocation	59,951	—	—	—	59,951
Goodwill acquired during the period	—	7,404,192	25,442,139	2,174,271	35,020,602

Balance at December 31, 2006	4,887,562	7,404,192	25,442,139	2,174,271	39,908,164
Goodwill Acquired during the period	11,334,919	—	—	—	11,334,919

Balance at December 31, 2007	$16,222,481	$7,404,192	$25,442,139	$2,174,271	$51,243,083

Diamondback tested goodwill for impairment as of October 1, 2007 and 2006. As a result of these tests, no indications of impairment were noted. No impairment of goodwill was recognized for the years ended December 31, 2007 or 2006.

9. Revenue Recognition

Diamondback generates revenue from multiple service lines. Product sales represent less than 3% of total revenues. Services and products are generally sold without warranties or the right of return. In all cases, revenue is recognized when services are performed, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed and determinable. The specific revenue sources are outlined as follows:

Drilling technology services and applications. Diamondback provides drilling technology services and applications through downhole tool rentals, directional drilling services, and shock-sub rentals used in the drilling of oil and natural gas wells. Such services are provided on a day rate or an hourly rate basis. Revenue is recognized on a per-day/hourly basis as the work progresses. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the periods ended December 31, 2007, 2006, and 2005 proceeds from sales of equipment involuntarily damaged or lost down-hole included in revenues were $3,917,461, $1,090,523, and $0 respectively.

Stimulation and pumping services. Stimulation and pumping services’ revenues are generated through cementing, acidizing, water transfer, and hydraulic fracturing services. These services are typically provided on a per job or contracted basis and based on the quantity pumped, pumping depth, hydraulic horsepower used, and materials required to provide the service. Stimulation and pumping services are typically short term projects. Additional revenue is generated through the sale of products such as materials consumable in the pumping process and

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

products left at the well, along with third-party equipment rentals and fuel surcharges. Revenue is recognized as the work progresses.

Fluid logistics and well-site services. Revenue generated from fluid logistics and well-site services primarily consists of well-site construction and maintenance and the sale, transportation, storage and disposal of fluids used in drilling, production, and maintenance of oil and natural gas wells. Well-site construction and maintenance revenues are generated from fixed bid, cost-plus, or fee-per-hour contracts. Well-site construction services are typically short term projects. Fluid logistics revenue is generated based on contracted rates per job, per hour, or quantity hauled, stored, or sold. Additional revenue is generated through ancillary sales of chemicals necessary in the disposal process and other service fees such as equipment cleaning charges and fuel surcharges. Revenues are recognized as the work progresses.

Completion and production. Completion and production services include completion, workover and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. Workover services are provided on an hourly basis for a standard rig set-up plus day charges for certain other services which vary depending on the nature of the work. Revenue is recognized for workover services on a per-day basis as the work progresses. Diamondback also rents, services, and sells equipment and tools. Equipment and tools are rented on day, weekly, or monthly rates and revenue is recognized according to the contracted rates over the rental period. Service revenues are generated through exchanging, repairing, and servicing equipment and tools and are recognized upon completion of the agreed upon work. Diamondback also sells equipment and tools and recognizes the revenue when the product leaves the Company’s facilities.

Taxes assessed on sales transactions are presented on a net basis and are not included in revenue.

10. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. Income Taxes

Holdings and LLC are limited liability companies that are treated as pass-through entities for federal income tax purposes. In addition, with the exception of the wholly-owned subsidiaries Sooner Trucking & Oilfield Services, Inc. (“Sooner”) and Packers & Service Tools, Inc. (“Packers”), all of Diamondback’s wholly owned subsidiaries are treated as pass-through entities for federal income tax purposes. As pass-through entities, income taxes on net earnings are payable by the members or partners and are not reflected in the financial statements. For Sooner and Packers, Diamondback provides for income taxes based upon Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized.

Upon successful completion of an IPO, the anticipated successor entity will be a taxable entity. Therefore unaudited pro forma adjustments are reflected on the statements of operations to provide for income taxes in accordance with SFAS No. 109. For unaudited pro forma income tax calculations, deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the successor entity expects to recover or settle those temporary differences. A statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate for all periods. The pro forma tax

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

effects are based upon currently available information and assume the successor had been a taxable entity in all periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

Based on estimates of the temporary differences as of December 31, 2007, upon conversion to a taxable entity, net deferred income tax liabilities of approximately $12.2 million will be recognized with a corresponding charge to earnings.

The provisions of FASB Interpretation No. 48 entitled “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109,” referred to as “FIN 48,” were adopted as of January 1, 2007. FIN 48 clarifies the accounting for uncertain tax positions that may have been taken by an entity. Specifically, FIN 48 prescribes a more-likely-than-not recognition threshold to measure a tax position taken or expected to be taken in a tax return through a two-step process: (1) determining whether it is more likely than not that tax position will be sustained upon examination by taxing authorities, after all appeals, based upon the technical merits of the position; and (2) measuring to determine the amount of benefit/expense to recognize in the financial statements, assuming taxing authorities have all relevant information concerning the issue. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. This pronouncement also specifies how to present a liability for unrecognized tax benefits in a classified balance sheet, but does not change the classification requirement of deferred taxes. Under FIN 48, if a tax position previously failed the more-likely-than-not recognition threshold, it should be recognized in the first subsequent financial reporting period in which the threshold is met. Similarly, a position that no longer meets this recognition threshold should no longer be recognized in the first financial reporting period that the threshold is no longer met.

The Company performed an analysis of its tax positions and determined that the adoption of FIN 48 did not have a material effect on the consolidated financial statements as of January 1, 2007 and for the year ended December 31, 2007. The Company will continue to evaluate its tax positions in accordance with FIN 48, and recognize any future impact under FIN 48 as a charge to income in the applicable period in accordance with the standard. The Company’s tax filings for tax years 2004 - 2006 remain open for examination by taxing authorities.

The Company’s accounting policy relating to income tax penalties and interest assessments is to accrue for these costs and record a charge to selling, general and administrative expense for tax penalties and a charge to interest expense for interest assessments during the period that we take an uncertain tax position through resolution with the tax authorities or the expiration of the applicable statute of limitations.

12. Pro Forma Income (Loss) per Share (Unaudited)

Pro forma basic and diluted income (loss) per share will be presented for all periods on the basis of shares to be issued to Diamondback’s founders, once the number of shares has been determined.

13. Asset Retirement Obligations

Diamondback has an obligation to plug and abandon its disposal wells at the end of their operations. Diamondback records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of the assets and capitalizes an equal amount as a cost of the assets, depreciating it over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time, changes in the estimated future cash flows underlying the obligation, acquisition or construction of assets, and settlements of obligations.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table reflects the changes in the liability for the following periods.

	2007	2006
Beginning balance	$100,004	$—
Obligations recognized through acquisitions	—	26,117
Accretion expense	10,245	4,945
Obligations incurred	82,652	68,942

Ending balance	$192,901	$100,004

14. Financial Instruments

Diamondback’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, lines of credit and long-term debt. The carrying value of cash and cash equivalents, trade receivables, trade payables and lines of credit are considered representative of their fair value due to the short term nature of these instruments, and, for the lines of credit, a variable interest rate. The fair value of long-term debt approximates its carrying value based on the borrowing rates currently available for bank loans with similar terms and maturities.

15. Concentrations of Credit Risk

Financial instruments, which potentially subject Diamondback to concentrations of credit risk consist of cash and cash equivalents in excess of federally insured limits and trade receivables. The cash and cash equivalents positions are held in financial institutions with high credit ratings. Diamondback’s accounts receivables have a concentration in the oil and natural gas industry and the customer base consists primarily of small to large independent oil and natural gas producers. While Diamondback believes its recorded receivables will be collected, in the event of default, it would follow normal collection procedures. The following table summarize the customers which represented 10% or more of consolidated accounts receivable as of December 31, 2007 and 2006.

	2007	2006
Customer A	27%	19%
Customer B	15%	12%

The following table summarizes the customers which represented 10% or more of consolidated revenues for the periods ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Customer A	28%	22%	<10%
Customer B	14%	14%	<10%
Customer C	<10%	<10%	12%

During 2007 and 2006, revenues from Customers A and B were generated in each of the four reporting segments. During 2005, all revenues were generated in the drilling technology services and applications segment.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16. Environmental

Diamondback is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Diamondback to remove or mitigate the adverse environmental effects of disposal or release of petroleum, chemicals and other substances at various sites. Environmental expenditures are expensed or capitalized depending on the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

17. Variable Interest Entities

During the fourth quarter of 2006, Diamondback entered into lease agreements for certain land and property with Caliber Wyoming Properties, LLC and Caliber Texas Properties, L.P. (See Note I). Caliber Wyoming Properties, LLC and Caliber Texas Properties, L.P. are entities controlled by Wexford Capital LLC (“Wexford”). Wexford is Diamondback’s managing member. The primary operations of these entities are to own and lease facilities to the Company. In accordance with Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”), Diamondback determined that Caliber Wyoming Properties, LLC and Caliber Texas Properties, L.P. are variable interest entities in which it is the primary beneficiary. As such, both entities have been consolidated. Diamondback does not have legal control over Caliber Wyoming Properties, LLC or Caliber Texas Properties, L.P. and the liabilities of the two entities do not represent additional claims on the Company’s assets; rather they represent claims against the specific assets of the two entities. Likewise, the assets of Caliber Wyoming Properties, LLC and Caliber Texas Properties, L.P. do not represent additional assets available to satisfy claims against the Company’s assets. At December 31, 2007 and December 31, 2006, the two entities’ assets were approximately $9,122,000 and $7,647,000, respectively, and liabilities were approximately $230,000 and $34,000, respectively.

18. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which became effective for financial assets and liabilities on January 1, 2008 and will become effective for non-financial assets and liabilities on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact from adoption relating to financial assets and liabilities is not expected to be significant, however the impact, if any, from the adoption relating to non-financial assets and liabilities will depend on the Company’s assets and liabilities at that time they are required to be measured at fair value.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. This statement is effective January 1, 2008. The Company chose not to apply this standard to any assets or liabilities.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (SFAS 141R), which becomes effective for the Company on January 1, 2009. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date be measured at their fair values as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies (contractual contingencies) as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Any acquisition related costs are to be expensed instead of capitalized. The impact to the Company from the adoption of SFAS 141R in 2009 will depend on acquisitions after adoption.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which becomes effective for the Company on January 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in the parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company does not anticipate that this pronouncement will have a material impact on its results of operations or consolidated financial position.

NOTE B – ACQUISITIONS

During the years ended December 31, 2007 and 2006 and the period ended December 31, 2005, Diamondback, through its subsidiaries, acquired substantially all of the assets or all of the outstanding equity interests in the following businesses, each of which were accounted for using the purchase method of accounting:

Quantum Drilling Motors

On December 16, 2005, Diamondback acquired substantially all of the assets of Quantum Drilling Motors, L.L.C. (an Oklahoma limited liability company). The acquisition formed the platform for Diamondback’s drilling technology services and applications segment and is included in Diamondback’s results of operations from December 1, 2005, the designated effective date. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. The Company engaged an independent third party to appraise certain of the assets acquired. That appraisal was not complete at December 31, 2005. As a result, the value allocated to the assets subject to appraisal were based on preliminary values. During 2006, the Company received the final appraisal of assets acquired and completed a review of liabilities assumed. As a result, goodwill, customer relationships, property and equipment and current liabilities were adjusted. The excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Final Allocation
Accounts receivable	$4,637,732
Inventories	454,201
Other current assets	216,877
Property and equipment	7,189,620
Other assets	65,042
Amortizable intangible assets	13,097,000
Goodwill	4,887,562
Accounts payable and accrued and other current liabilities	(4,525,802)
Notes payable	(73,959)

Total purchase price	$25,948,273

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The value assigned to amortizable intangible assets represents primarily customer relationships. The amortization period of the customer relationships is sixteen years.

Sooner-Total

On January 10, 2006, Diamondback closed a series of purchase agreements under which it acquired all of the issued and outstanding equity interests in two entities and substantially all of the assets of eleven other entities. All of these entities were under common ownership and control and are collectively referred to as the “Sooner-Total” companies.

The following is a list of the Sooner-Total companies:

Sooner Trucking & Oilfield Services, Inc. (an Oklahoma corporation)

Total Oilfield Services of Oklahoma, L.L.C. (an Oklahoma limited liability company)

PL Trucking (an Oklahoma general partnership)

PJ Trucking (an Oklahoma general partnership)

Hi Pressure Partners (an Oklahoma general partnership)

Peach Street Partners, LLC (an Oklahoma limited liability company)

J&T Construction (an Oklahoma general partnership)

Countyline Disposal, Inc. (an Oklahoma corporation)

Cementing Services, L.L.C. (an Oklahoma limited liability company)

PDQ Business Travel, L.L.C. (an Oklahoma limited liability company)

Total Oilfield Services, LP (a Texas limited partnership)

Total Pumping Services, LP (a Texas limited partnership)

Tolar Disposal Systems, LP (a Texas limited partnership)

The acquisition formed the platform for the stimulation and pumping segment and the fluid logistics and well-site services segment and are included in Diamondback’s results of operations from January 1, 2006, the designated effective date. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$9,692,655
Inventories	126,400
Other current assets	846,268
Property and equipment	28,467,470
Other assets	17,351
Amortizable intangible assets	27,124,176
Goodwill	32,846,331
Accounts payable and accrued and other current liabilities	(3,138,549)
Notes payable	(1,675,365)
Deferred income taxes	(3,949,297)

Total purchase price, net of cash acquired	$90,357,440

The value assigned to amortizable intangible assets represents customer relationships. The weighted average amortization period of the customer relationships is eleven years.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Of the $32,053,147 in goodwill, $7,404,192 was assigned to the stimulation and pumping services segment and $24,648,955 was assigned to the fluid logistics and well-site services segment.

Packers & Service Tools, Inc.

On January 31, 2006, Diamondback acquired all of the issued and outstanding shares of capital stock of Packers & Service Tools, Inc. (“Packers”) (a Louisiana corporation). The acquisition formed the platform for the completion and production services segment and is included in Diamondback’s results of operations from the date of acquisition. In addition to the $1,900,000 paid in cash at closing, the consideration for Packers included a discounted obligation of $2.5 million relating to an agreement to issue shares of Diamondback common stock worth $2,800,000 or cash of $2,800,000 with interest accruing at 10% if an IPO was not complete within 18 months of the acquisition. On August 10, 2007, Diamondback paid the $2,800,000 obligation plus interest in the amount of $418,849 in cash. For the years ended December 31, 2007 and 2006, discount accretion of $115,043 and $170,971, respectively, was recorded to interest expense. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$706,904
Inventories	750,441
Other current assets	95,539
Property and equipment	886,629
Amortizable intangible assets	2,505,000
Goodwill	1,829,803
Accounts payable and accrued and other current liabilities	(880,558)
Notes payable	(359,314)
Deferred income taxes	(1,204,214)

Total purchase price, net of cash acquired	$4,330,230

The value assigned to amortizable intangible assets of $2,505,000 includes a trade name of $89,000 and customer relationships of $2,416,000. The amortization period of the trade name is 20 years and for customer relationships, 16 years.

The amount allocated to goodwill has been assigned to the completion and production services segment.

Pioneer Oilfield Services, Inc.

On March 23, 2006, Diamondback acquired substantially all of the assets of Pioneer Oilfield Services, Inc. (“Pioneer”). The acquisition supplemented the completion and production services segment and is included in Diamondback’s results of operations since March 1, 2006, its designated effective date. Total purchase price for Pioneer of $1,789,392 was allocated to the assets acquired, including intangible assets. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The purchase price has been allocated as follows:

Property and equipment	$622,460
Amortizable intangible assets	822,465
Goodwill	344,467

Total purchase price	$1,789,392

The value assigned to amortizable intangible assets of $822,465 includes a trade name of $55,400 and customer relationships of $767,065. The amortization period of the trade name is 3 years and the customer relationships, 13 years.

The amount allocated to goodwill has been assigned to the completion and production services segment.

Directional Drilling Contractors, LLC

On August 14, 2007, Diamondback acquired substantially all of the assets and certain liabilities of Directional Drilling Contractors, LLC (“DDC”) by acquiring Diamondback-Directional Drilling LLC (“DBDD”), a newly formed subsidiary of DDC to which the acquired assets and liabilities were transferred prior to the closing of the transaction. The acquisition enhanced the drilling technology services and applications segment and is included in Diamondback’s results of operations since August 14, 2007. Total purchase price for the DBDD assets of $23,478,997 was allocated to net assets acquired, including intangible assets. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$3,225,612
Inventories	315,768
Other current assets	34,070
Property and equipment	6,092,634
Amortizable intangible assets	2,980,000
Goodwill	11,334,919
Capital lease obligation and other liabilities	(504,006)

Total purchase price	$23,478,997

The value assigned to amortizable intangible assets of $2,980,000 include a trade name of $1,220,000 and customer relationships of $1,760,000. The amortization period of the trade name is 20 years and the customer relationships, 9 years.

The amount allocated to goodwill has been assigned to the drilling technology services and applications segment.

Noble Downhole Technology, Ltd.

On November 1, 2007, the Company acquired all of the assets and intellectual property of Noble Downhole Technology’s Rotary Steerable System for $10 million. The assets purchased include intellectual property, refurbished

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

and new directional drilling tools, support equipment and leased facilities used in the research and development of a new rotary steerable technology. At the time of the purchase, the technology under development was not yet commercially viable and had not yet begun to generate revenues, nor had a customer base yet been developed. As such, the purchase was not considered an acquisition of a business and a one-time charge to earnings of approximately $9.2 million was taken during the fourth quarter of 2007 and is included in research and development costs in the accompanying statement of operations. This charge represents the amount paid for tangible and intangible assets used in the ongoing research and development of this new technology which was not deemed to have alternative future uses.

Pro Forma Information

The following pro forma information gives effect to the Quantum, Sooner-Total, Packers and Pioneer acquisitions as though they were effective at January 1, 2005, the Packers, Pioneer and DBDD acquisitions as though they were effective at January 1, 2006 and the DBDD acquisition as though it was effective January 1, 2007. Pro forma adjustments primarily relate to depreciation, amortization, income taxes and interest cost. The information reflects the Company’s historical data and historical data from the acquired businesses for the periods indicated. The pro forma data may not be indicative of the results the Company would have achieved had it completed the acquisitions on these dates, or that it may achieve in the future. The pro forma financial information should be read in conjunction with the accompanying financial statements.

	Pro forma (unaudited)
	Year ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Total revenues	$312,368,000	$174,108,000	$79,015,000

Net income	$1,993,000	$14,995,000	$8,461,000

Pro forma net income - adjusted for income taxes	$1,276,000	$10,321,000	$5,783,000

NOTE C – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

The components of inventories are as follows:

	December 31, 2007	December 31, 2006
Cement, chemicals and sand	$3,003,637	$1,042,151
Repair parts and other	2,484,554	2,129,520
Purchased goods available for sale	5,912,747	1,225,774

	$11,400,938	$4,397,445

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Net property and equipment consists of the following:

	December 31, 2007	December 31, 2006
Office equipment, furniture, and fixtures	$3,430,075	$2,015,254
Vehicles, trailers, and tanks	49,053,783	39,696,188
Other machinery and equipment	11,593,822	1,860,451
Pressure pumping equipment	107,878,631	53,327,142
Well-site construction equipment	3,370,341	3,668,191
Rental equipment	1,869,592	1,815,272
Directional drilling equipment	31,061,690	16,148,167
Disposal wells and related equipment	13,430,203	10,284,365
Buildings and improvements	15,229,898	5,384,502
Aircraft	650,000	650,000
Workover rigs and related equipment	—	2,367,879

	237,568,035	137,217,411
Less accumulated depreciation	(45,062,475)	(13,919,350)

	192,505,560	123,298,061
Deposits for equipment on order	3,727,143	7,464,290
Equipment not placed in service and construction in progress	2,656,981	8,257,692
Land	809,584	961,378

	$199,699,268	$139,981,421

Equipment not placed in service represents purchased equipment that is being outfitted for its intended use. This equipment, as well as construction in progress, is not depreciated until it has been placed in service.

Depreciation expense charged to operations totaled $32,729,188, $14,270,985 and $122,360 for the years ended December 31, 2007, 2006 and the period ended December 31, 2005, respectively.

Accrued and other current liabilities consisted of the following:

	December 31, 2007	December 31, 2006
Accrued compensation, benefits and related taxes	$7,220,023	$4,313,310
Unprocessed accounts payable and accrued purchases	7,666,820	4,045,262
Payables to former owners	—	29,982
Sales taxes	414,415	236,229
Deposit on pending sale of real property	86,106	751,125
Income taxes	91,545	2,530,992
Property taxes	92,230	79,743
Other taxes payable	371,722	—
Interest	838,421	679,575
Insurance payable	718,531	—
Current portion of asset retirement obligations	14,758	—
Customer prepayment	282,000	—

	$17,796,571	$12,666,218

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE D – LINES OF CREDIT

Diamondback entered into an $8,000,000 line of credit agreement with a bank on May 26, 2006. The line had a maturity date of August 26, 2006 and bore interest payable monthly at LIBOR plus 287 basis points, adjusted on each date of change in the LIBOR rate. The note was collateralized by all bank accounts, general intangibles, inventory, and furniture, fixtures, and equipment. In August 2006, the line of credit was retired with the proceeds from the Fortis Capital line of credit described below.

Diamondback entered into a revolving credit agreement with Fortis Capital Corp. on August 30, 2006 providing for a $50.0 million facility. The facility was expanded to $80.0 million on February 13, 2007 and $105.0 million on May 10, 2007. On August 27, 2007, the credit agreement was amended to increase the applicable margin of interest on borrowings under the credit facility by 0.5% per annum in consideration for waiver of an Event of Default arising as a result of the Company’s failure to maintain minimum consolidated EBITDA, as defined in the credit agreement, of $15.0 million for the quarter ended June 30, 2007 and acquisition of DBDD after the occurrence and during the continuance of the Event of Default. Interest on borrowings under the credit facility accrues at the borrower’s election at a reference rate equal to LIBOR plus 2.75% per annum or prime plus 1.75% per annum. This senior facility is collateralized by substantially all of the assets of the Company. The revolving credit agreement contains customary affirmative, negative and financial covenants which the Company believes to be in compliance with as of December 31, 2007. Borrowings under the facility are limited by a borrowing base defined in the agreement and outstanding letters of credit which were $4,485,000 and $2,095,000 as of December 31, 2007 and 2006, respectively. The facility matures August 30, 2008. As of December 31, 2007 and 2006, $86.1 million and $44.9 million, respectively, was outstanding. At December 31, 2007, availability under the line of credit was approximately $14.4 million.

The Company has a promissory note with Kappa Investors LLC, an entity controlled by Wexford, under the terms of a subordinated unsecured credit facility. The credit facility provides for $25.0 million of borrowings, of which $25.0 and $14.0 million was outstanding at December 31, 2007 and 2006. Interest on the borrowings under this credit facility accrues at LIBOR plus 4% per annum. For the years ended December 31, 2007 and 2006, Diamondback incurred interest expense of $2,146,505 and $712,306, respectively, on this credit facility. The loan matures on August 30, 2008. The promissory note contains certain customary restrictions that prohibit certain guarantees, asset disposals or loans.

NOTE E – LONG-TERM DEBT

	December 31, 2007	December 31, 2006
Term notes payable to GMAC in the original aggregate total of $113,562; total monthly payments of $2,823 through maturity at dates ranging from December 15, 2010 to January 15, 2011; bearing interest at rates ranging from 8.7% to 9.0%; collateralized by equipment with a net book value of approximately $112,148. Outstanding balance paid in February 2007	$—	$113,562

Total long-term debt	—	113,562
Less current maturities	—	(23,689)

Long-term debt, net of current maturities	$—	$89,873

NOTE F – CAPITAL LEASES

The Company leases certain buildings, land and equipment under capital leases that extend through 2026. The carrying value of assets held under capital lease was $9,448,074 and $2,872,470 at December 31, 2007 and 2006, respectively, with associated accumulated depreciation of $1,505,843 and $7,227, respectively. Amortization of assets recorded under capital leases is reported in depreciation, amortization and accretion.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under capital leases as of December 31, 2007 are:

2008	$1,969,775
2009	1,857,076
2010	2,359,379
2011	663,713
2012	379,928
Thereafter	5,276,403

Total minimum payments	12,506,274
Less amounts representing interest	4,010,237

Total obligations under capital leases	8,496,037
Less current portion	1,324,283

Long-term portion	$7,171,754

NOTE G – OPERATING LEASES

Diamondback has committed to various facility and equipment leases. Lease terms vary from one year to 20 years. Future minimum lease payments for these leases are as follows as of December 31, 2007:

2008	$2,868,275
2009	2,741,570
2010	2,058,031
2011	1,374,832
2012	1,122,979
Thereafter	12,140,745

Total	$22,306,432

Rent expense for the years ended December 31, 2007, 2006 and the period ended December 31, 2005 was $13,516,938, $5,724,220 and $82,355, respectively.

The Company has certain operating leases with renewal and purchase options.

NOTE H – COMMITMENTS AND CONTINGENCIES

At December 31, 2007, the Company had $4,485,000 in letters of credit outstanding, primarily related to deductibles for workers compensation insurance.

The Company partially-insures its workers’ compensation claims, which include medical expenses, lost time and temporary and permanent disability benefits. The Company has an insurance policy that requires a $100,000 deductible per occurrence. The Company establishes liabilities for its unpaid deductible portion of claims incurred relating to workers’ compensation based on estimates. Such liabilities totaled $458,492 and $283,194 at December 31, 2007 and 2006, respectively. These estimates may change in the near term as actual claim information becomes available.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Effective June 1, 2007, the Company sponsors a partially-insured health plan and maintains individual stop loss coverage of $100,000 per person and aggregate stop loss coverage subject to an annual limit of $2,000,000. Claims processing and the overall administration of the plan are provided by a third party. An accrual for the related uninsured retention under the plan is based on the Company’s claims history. As of December 31, 2007, uninsured risk accruals under the health plan were approximately $638,000. This estimate may change in the near term as additional actual claim information becomes available.

The Company has entered into employment contracts with certain key employees for periods up to three years. In the event of termination without good cause, as defined in the contracts, these employees may receive up to three times their annual compensation. The maximum that could be paid under the contracts is $1,289,000 at December 31, 2007.

The Company has firm purchase commitments for equipment of approximately $9,816,000 as of December 31,2007.

The Company is, from time to time, involved in routine litigation or subject to disputes or claims related to business activities, including workers’ compensation claims and employment related disputes. In the opinion of management, none of the pending litigation, disputes or claims against the Company, if decided adversely, will have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Athena Construction, L.L.C. (“Athena”) was acquired by the LLC in January 2006, was not transferred to Holdings on December 31, 2006 and is not part of these financial statements. Athena owns barges with cranes that are used in well construction in the shallow waters off the Louisiana Gulf Coast. On October 12, 2006, one of the barges owned and operated by Athena, a barge rented by Athena and a tug boat owned and operated by an unrelated third party caught fire off the coast of Louisiana when an eight-inch natural gas line was struck, ruptured and ignited around the tow boat and barges. A spud leg from the Athena barge was found in the lowered position by investigators. The captain of the tow boat and three Athena construction workers died and two Athena construction workers are missing and have been declared dead. The deckhand on the tow boat and one Athena worker survived. Several of the LLC’s officers and one of the LLC’s members also served as officers of Athena at the time of the incident. Lawsuits relating to this incident have been filed in state and federal courts naming Athena, Diamondback Energy Services LLC and other entities as defendants. Neither the Company nor any of the Company’s officers or members have been named as defendants in any such lawsuits. However, it is possible that those with potential claims related to this incident may bring one or more actions against the Company and/or certain of the Company’s officers or members seeking damages. The Company believes it has defenses to any claims that may be brought and would vigorously defend any such claims. Litigation is inherently uncertain, however, and the specific claims that would be made and the outcome of any actions cannot be predicted with certainty at this time.

NOTE I – RELATED PARTY TRANSACTIONS

Shared Services Agreement

Historically, the Company has outsourced management and administrative services to Gulfport Energy Corporation (“Gulfport”) pursuant to a shared services agreement and reimbursed Gulfport for dedicated employee time and related general and administrative costs based on the proportionate amount of time Gulfport’s employees spent performing services for the Company. In 2007, 2006 and 2005, Diamondback paid Gulfport approximately $47,000, $1,018,000 and $338,000, respectively, under this agreement. The LLC’s operating member, Mike Liddell, is also the Chairman of the Board of Gulfport. The chairman and controlling member of Wexford also beneficially owned approximately 36% of the outstanding common stock of Gulfport as of December 31, 2007.

The Company provides certain completion and production services to Gulfport. For the years ended December 31, 2007, 2006 and period ended December 31, 2005, the Company generated approximately $1,852,000, $900,000

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

and $0 of revenue, respectively, from Gulfport and at December 31, 2007 and 2006 had outstanding accounts receivable of approximately $666,000 and $354,000, respectively, from Gulfport.

Leases

The Company, under an operating lease, leases approximately 15,000 square feet in a newly constructed building from Caliber Investment Group LLC, an entity controlled by Wexford (“Caliber Investment”), for the Company’s corporate headquarters. The lease commenced on August 13, 2007 and has a term of 10 years. During the period of August 13, 2007 through July 31, 2012, the Company has agreed to pay Caliber Investment base rent of $27,414 per month. During the period from August 1, 2012 through July 31, 2017, the Company has agreed to pay Caliber Investment base rent of $29,798 per month. These base rent amounts are fixed during the term, subject to increases only if improvements we request are made. In addition, the Company is obligated to pay Caliber Investment the Company’s pro rata share of the estimated operating costs for the building during the term of the lease. For the years ended December 31, 2007, 2006 and period ended December 31, 2005, rent expense was $123,000, $0 and $0 under this lease.

The Company, under an operating lease, leases land in Oklahoma City, Oklahoma, from Caliber Development Company LLC, an entity controlled by Wexford (“Caliber Development”) for the future expansion of the Company’s drilling technology services and applications operations. The property consists of approximately two acres. Improvements are presently being constructed by the lessor on the property and will consist of offices and repair facilities. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The lease requires payments of $1,519 per month, which rent is fixed during the term, subject to increases only upon completion of additional improvements. For the years ended December 31, 2007, 2006 and period ended December 31, 2005, rent expense was $19,000, $11,000 and $0 for the land leased in Oklahoma City, Oklahoma.

In December 2006, the Company sold certain real estate and improvements located in Countyline, Marlow and Sweetwater, Oklahoma to Caliber Development for an aggregate of $3.0 million. The Company then leased these properties back from Caliber Development for our stimulation and pumping services and fluid logistics and well-site services in Oklahoma. The Countyline facility consists of approximately 5.54 acres with a truck yard, repair and maintenance facility and office space. The Marlow property consists of approximately 24 acres with a cementing bulk plant, truck wash bays and office facilities. Both the Countyline and Marlow facilities have been recorded as capital leases by the Company. The Sweetwater property consists of approximately ten acres with truck yard, repair and maintenance facilities and an office building, all of which were under construction as of December 31, 2006. Under terms of the contract to sell the property, the Company remained obligated for all duties, obligations and liabilities under a construction contract, and because of such continuing involvement, the Company recorded the entire purchase price of the Sweetwater yard of $750,000 as a deposit until all construction obligations were complete. Construction was completed in May 2007 at which time the Company began using the facility. The lease for each property commenced in December 2006 and has a term of 20 years. The Company has an option to extend the leases for up to two additional five-year periods. The Company has no purchase options or rights of first refusal under these leases. The Company has agreed to pay Caliber Development $3,505, $12,101 and $6,259 per month in rent for the Countyline, Marlow and Sweetwater properties, respectively. The rent for each lease is fixed during the term, subject to increases only if improvements the Company requests are made. Effective June 2007, the Company’s monthly rental payments to Caliber Development increased to $15,376 and $8,373 for the Marlow and Sweetwater properties, respectively, as certain improvements requested by us were completed. Effective October 2007, the Company’s monthly rental payments to Caliber Development increased to $5,041 for the Countyline property as certain improvements requested by us were completed. For the years ended December 31, 2007, 2006 and period ended 2005, rent payments were $135,000, $5,000 and $0 for the Countyline and Sweetwater lease and $168,000, $12,000 and $0 for the Marlow lease, respectively. The sale price for each of the Countyline, Marlow and Sweetwater properties was based on the Company’s acquisition cost of the property and the cost of improvements constructed or to be constructed. As such, no gain or loss was recognized on the sale of the properties.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company leases property in Cresson and Tolar, Texas from Caliber Texas Properties, L.P., and property in Mills, Wyoming from Caliber Wyoming Properties, LLC. Both Caliber Texas Properties, L.P. and Caliber Wyoming Properties, LLC are considered variable interest entities and have been consolidated in these financial statements (See Note A-17). The lease for the Cresson, Texas location commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The lease for the Mills, Wyoming location commenced on November 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The Company sold certain real estate and improvements located in Tolar, Texas to Caliber Texas Properties, L.P. and leased them back for a period of 20 years commencing in December 2006 with options for two five-year extensions of the term. The lease for the Cresson, Texas location requires monthly payments that increase as requested improvements are completed and are then fixed for the life of the lease once construction is complete. At December 31, 2006 the monthly payment for the Cresson, Texas location was $17,046. Effective April 1, 2007, the Company’s rent increased to $49,148 per month as all the requested improvements were completed. The lease for the Mills, Wyoming location requires monthly payments of $5,650 and the lease for the Tolar, Texas location requires monthly payments of $3,750. Effective June 1, 2007, the Company’s rent increased to $5,733 per month for the Tolar property as certain requested improvements were completed. For the years ended December 31, 2007, 2006 and the period ended December 31, 2005, rent was $493,000, $51,000 and $0 for the Cresson, Texas lease, $59,000, $4,000 and $0 for the Tolar, Texas lease and $68,000, $11,000 and $0 for the Mills, Wyoming lease, respectively. Because these variable interest entities are consolidated, these leases are not recognized in the accompanying financial statements.

Although the Company believes the terms of leases with related parties are reasonable, it is possible that the Company could have negotiated more favorable terms for such transactions with unrelated third parties.

Bronco Drilling Company, Inc.

Bronco Drilling Company, Inc. (“Bronco”) drilled one of the Company’s disposal wells located in Bono, Texas. The well was completed in June 2006. The Company incurred costs of approximately $762,000 during the year ended December 31, 2006 for such services. Mike Liddell, the LLC’s operating member, is a director of Bronco and, at the time the well was drilled, was also the Chairman of the Board of Bronco. Wexford beneficially owned approximately 31% of the outstanding common stock of Bronco as of December 31, 2006. As of December 31, 2007, Wexford no longer owned any of Bronco’s outstanding common stock. On September 25, 2007, Bronco purchased three workover rigs from the Company. See Note A-5. In conjunction with the sale, the Company received proceeds of $3,000,000.

Windsor Energy Group, L.L.C.

The Company provides certain well-site services and drilling technology services and applications to Windsor Energy Group, L.L.C. Mike Liddell is the president and chief executive officer of Windsor Energy Group, L.L.C. One of Wexford’s affiliates and Mike Liddell beneficially own 100% of Windsor Energy Group, L.L.C. . During the years ended December 31, 2007, 2006 and period ended 2005, revenues of approximately $280,000, $4,666,000 and $46,000, respectively, were recognized for such services. The Company had related outstanding accounts receivable of approximately $0 and $1,118,000 as of December 31, 2007 and 2006, respectively.

Other

In the ordinary course of the Company’s business, it purchases equipment from Taylor Rig, L.L.C. (“Taylor”) and from Diamondback-Special LLC (“Special”). Taylor and Special are each wholly-owned subsidiaries of the LLC that were not transferred to Holdings on December 31, 2006. During the years ended December 31, 2007 and 2006 the Company’s aggregate purchases from Taylor were approximately $21,000 and $2,057,000, respectively. During the years ended December 31, 2007 and 2006 the Company’s aggregate purchases from Special were approximately $7,304,000 and $3,987,000, respectively.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE J – 401(k) PLANS

Diamondback maintains 401(k) plans that enable employees to defer up to specified percentages of their annual compensation and contribute such amount to the plans. Diamondback contributes a matching amount for each participant. Diamondback may also contribute additional amounts at its sole discretion. The matching contributions were $2,600,937 and $1,007,906 for the years ended December 31, 2007 and 2006, respectively, and $1,699 for the period ended December 31, 2005.

NOTE K – SEGMENTS

Diamondback has four reportable segments consisting of drilling technology, fluid logistics and well-site services, well stimulation and pressure pumping, and completion and production. Diamondback has aggregated operating segments into its four reportable segments in accordance with the criteria defined in SFAS No. 131, “Disclosures About Segments of An Enterprise And Related Information.” Operations are assigned to reportable segments based upon the type of service, production process, and service method. Each reportable segment services the same or similar customer, which are small to large independent oil and natural gas producers. The following is a description of the segments:

Drilling Technology Services and Applications: This segment includes rental of downhole motors, motors equipped with measurement-while-drilling (“MWD”) technology and shock subs as well as providing advanced technical drilling expertise.

Stimulation and Pumping Services: This segment consists of pressure pumping and water transfer services. Specifically, pressure pumping services include hydraulic fracturing, cementing and acidizing services.

Fluid Logistics and Well-Site Services: Services include storage, transportation and disposal of fluids used in the drilling and subsequent stimulation and production operations. Well-site services include building drilling locations, pits, and access roads.

Completion and Production: Diamondback’s completion and production services include completion, workover and roustabout services, rental, service and sale of downhole equipment and tools, and plugging and abandonment services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Diamondback evaluates the performance of its segments based on revenue and segment profit. Intersegment sales and transfers are not material. Corporate expenses include general corporate expenses associated with managing all reportable operating segments. The following table sets forth certain financial information of Diamondback’s reportable segments.

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production services	Corporate	Total
For the year ended December 31, 2007
Operating Revenues	$83,137,672	$119,137,082	$76,994,139	$18,437,547	$—	$297,706,440
Operating Costs and expenses(1)	(75,260,811)	(85,485,702)	(64,621,855)	(15,336,569)	(7,447,962)	(248,152,899)

Segment Profit	$7,876,861	$33,651,380	$12,372,284	$3,100,978	$(7,447,962)	$49,553,541

Depreciation, amortization and accretion	$7,593,479	$17,702,220	$12,793,622	$1,536,568	416,510	$40,042,399
Capital expenditures (excluding acquisitions)	$13,139,671	$58,716,302	$9,144,108	$4,334,787	$472,075	$85,806,943
Identifiable Assets	$79,765,871	$163,011,400	$100,699,146	$18,682,322	$7,914,926	$370,073,665

(1)	The drilling technology services and applications segment includes a one time charge to earnings of approximately $9.2 million associated with acquisition and write off of research and development assets. Note B.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production services	Corporate	Total
For the year ended December 31, 2006
Operating revenues	$52,132,218	$28,540,920	$65,739,849	$9,486,819	$—	$155,899,806
Operating costs and expenses	(42,088,054)	(19,702,648)	(45,483,234)	(7,891,035)	(6,524,424)	(121,689,395)

Segment profit	$10,044,164	$8,838,272	$20,256,615	$1,595,784	$(6,524,424)	$34,210,411

Depreciation, amortization and accretion	$3,873,649	$4,862,405	$8,760,126	$731,938	$327,050	$18,555,168
Capital expenditures (excluding acquisitions)	$(11,724,000)	$(73,353,927)	$(23,193,362)	$(4,149,763)	$(4,343,071)	$(116,764,123)
Identifiable assets	$51,112,424	$100,867,213	$96,872,608	$14,150,334	$8,002,807	$271,005,386

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production services	Corporate	Total
For the period ended December 31, 2005
Operating revenues	$2,501,295	$—	$—	$—	$—	$2,501,295
Operating cost and expenses	(2,409,990)	—	—	—	—	(2,409,990)

Segment profit	$91,305	$—	$—	$—	$—	$91,305

Depreciation, amortization and accretion	$204,977	$—	$—	$—	$—	$204,977
Capital expenditures (excluding acquisitions)	$895,955	$—	$—	$—	$34,765	$930,720
Identifiable assets	$31,777,409	$—	$—	$—	$9,452,465	$41,229,874

The following tables reconcile total assets, and segment profits, reported above to the total assets, and operating income, as reported in the consolidated balance sheets and statements of operations.

	December 31, 2007	December 31, 2006	December 31, 2005
Identifiable assets	$370,073,665	$271,005,386	$41,229,874
Non-operating assets of variable interest entities	132,027	1,474,491	—

Total assets	$370,205,692	$272,479,877	$41,229,874

	Year ended December 31, 2007	Year ended December 31, 2006	Period ended December 31, 2005
Segment profit	$49,553,541	$34,210,411	$91,305
Depreciation, amortization, and accretion	(40,042,399)	(18,555,168)	(204,977)

Operating income (loss)	$9,511,142	$15,655,243	$(113,672)

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE L – INCOME TAXES

Income tax expense (benefit) consists of the following:

	For the year ended December 31, 2007	For the year ended December 31, 2006
Current	$1,227,125	$2,467,199
Deferred	(1,170,635)	(898,447)

	$56,490	$1,568,752

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	December 31, 2007	December 31, 2006
Deferred income tax assets
Allowance for doubtful accounts	$16,272	$40,798
Accrued vacation	12,079	22,025
Accrued health plan liabilities	15,235	—

Total deferred income tax assets	43,586	62,823
Deferred income tax liabilities
Conversion to accrual basis	(430,096)	(644,974)
Property and equipment	(565,915)	(1,009,422)
Customer relationships	(2,100,528)	(2,628,104)
Trade names	(31,476)	(35,387)

Total deferred income tax liabilities	(3,128,015)	(4,317,887)

Net deferred income tax liabilities	$(3,084,429)	$(4,255,064)

Net deferred income tax liabilities are presented in the balance sheet as follows:
Current deferred income tax liabilities	$(171,405)	$(152,168)
Noncurrent deferred income tax liabilities	(2,913,024)	(4,102,896)

Net deferred income tax liabilities	$(3,084,429)	$(4,255,064)

Reconciliation between the amounts determined by applying the federal statutory rate of 34% to income before income taxes and minority interest with the provision for income taxes is as follows:

	Year ended December 31, 2007	Year ended December 31, 2006
Statutory federal income tax	$(272,767)	$4,749,992
State taxes, net of federal benefit	(80,293)	178,568
Nondeductible expenses	22,087	—
Other	(5,770)	—
(Loss) income attributable to pass-through entities	393,233	(3,359,808)

	$56,490	$1,568,752

Diamondback provides a valuation allowance when it is more likely than not that some portion of deferred income tax assets will not be realized. There was no valuation allowance necessary as of December 31, 2007 or 2006.

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying balance sheets of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004 and the related statements of earnings, members’ equity, and cash flows for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004, and the results of its operations and its cash flows for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 10, 2006

Quantum Drilling Motors, L.L.C.

Balance Sheets

	November 30, 2005	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$25,919	$12,789
Accounts receivable trade, net of allowance of $94,190 and $0, respectively	5,251,906	2,657,004
Receivables from employees and affiliates	114,587	64,104
Inventories	454,201	284,097
Prepaid expenses and other	170,289	81,110

Total current assets	6,016,902	3,099,104
Property and equipment, net	6,356,185	2,132,885
Other assets	60,925	1,025

	$12,434,012	$5,233,014

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	$3,335,340	$892,219
Payables to employees and affiliates	2,575,839	605,530
Accrued and other current liabilities	1,029,873	676,745
Line of credit	1,071,604	1,396,205
Note payable to bank	2,152,775	—
Current portion of long-term debt	86,938	166,429

Total current liabilities	10,252,369	3,737,128
Long-term debt	277,516	561,504

Total liabilities	10,529,885	4,298,632
COMMITMENTS AND CONTINGENCIES (Note F)
MEMBERS’ EQUITY	1,904,127	934,382

	$12,434,012	$5,233,014

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statements of Earnings

	For the eleven- month period ended November 30, 2005	For the years ended December 31,
		2004	2003
Revenues	$21,585,586	$10,251,886	$5,298,433

Costs and expenses
Cost of revenues	13,551,340	6,348,621	3,327,699
Selling, general, and administrative	6,337,558	3,180,273	1,646,214
Depreciation and amortization	892,460	472,679	258,176

Total costs and expenses	20,781,358	10,001,573	5,232,089

Operating income	804,228	250,313	66,344

Other income (expense)
Interest income	837	76	—
Interest expense	(192,365)	(77,877)	(11,469)
Casualty equipment loss	(109,955)	—	—

	(301,483)	(77,801)	(11,469)

Net income	$502,745	$172,512	$54,875

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statement of Members’ Equity

For the eleven-month period ended November 30, 2005 and for the years ended

December 31, 2004 and 2003

Balance at January 1, 2003	$721,995
Net income	54,875

Balance at December 31, 2003	776,870
Member distribution	(15,000)
Net income	172,512

Balance at December 31, 2004	934,382
Member contribution	500,000
Member distribution	(33,000)
Net income	502,745

Balance at November 30, 2005	$1,904,127

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statements of Cash Flows

	For the eleven-month period ended November 30, 2005	For the years ended December 31,
		2004	2003
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income	$502,745	$172,512	$54,875
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	892,460	472,680	258,176
Gain on sales of equipment involuntarily damaged or lost down-hole	(289,943)	(5,445)	(163,133)
Write-off of obsolete equipment	90,313	185,455	27,025
Provision for doubtful accounts	94,190	—	—
Change in operating assets and liabilities:
Accounts receivable, net	(2,739,575)	(1,343,575)	(693,644)
Inventories	(170,104)	(67,424)	(131,154)
Prepaid expenses and other	(89,179)	(40,722)	(19,753)
Other assets, net	(59,900)	—	—
Accounts payable and accrued liabilities	4,766,558	998,718	549,961

Net cash provided by (used in) operating activities	2,997,565	372,199	(117,647)

Cash flows from investing activities
Proceeds from sales of equipment involuntarily damaged or lost down-hole	456,655	21,000	181,000
Additions to property and equipment	(5,372,784)	(1,375,981)	(668,383)

Net cash used in investing activities	(4,916,129)	(1,354,981)	(487,383)

Cash flows from financing activities
Line of credit borrowings	8,833,327	7,128,613	2,446,752
Line of credit payments	(7,743,252)	(6,428,672)	(1,872,410)
Notes payable borrowing	1,017,033	783,160	100,719
Notes payable payments	(642,414)	(149,390)	(6,555)
Capital lease payments	—	(500,262)	(63,476)
Contribution by members	500,000	—	—
Bank overdraft	—	176,122	—
Distributions to members	(33,000)	(15,000)	—

Net cash provided by financing activities	1,931,694	994,571	605,030

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,130	11,789	—

Cash and cash equivalents at beginning of period	12,789	1,000	1,000

Cash and cash equivalents at end of period	$25,919	$12,789	$1,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$167,747	$79,377	$9,969

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Capital lease obligations incurred for equipment	$—	$—	$563,738
Refinance line of credit with note payable	$1,414,676	$—	$—

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements

Note A – Nature of Operations and Summary of Accounting Policies

Quantum Drilling Motors, L.L.C. (“Quantum” or “the Company”), an Oklahoma limited liability company, is an oilfield service company that rents drilling equipment and provides services used in connection with the on-shore drilling of oil and natural gas wells. Quantum has the following primary lines of business: (i) straight hole drilling motor rental; (ii) directional drilling; (iii) measurement-while-drilling (“MWD”); and (iv) shock sub rental. Primary regions of operations are in the United States Mid-Continent and North Texas region based in Oklahoma City, Oklahoma; the Permian Basin region based in Midland, Texas; and the Rocky Mountain region based in Casper, Wyoming.

Quantum’s business depends in large part on the conditions in the oil and natural gas industry. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration and development activity, as well as the entire health of the oil and natural gas industry. Changes in prices could have a material effect on Quantum’s results of operations and financial condition. Demand for Quantum’s services is directly affected by the level of exploration and development activity of oil and natural gas companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond Quantum’s control. Any prolonged reduction in oil and natural gas prices may depress the level of exploration and development activity. Lower levels of activity result in a corresponding decline in the demand for Quantum’s drilling services which could have a material adverse effect on its revenues and profitability. Other risk factors include, but are not limited to, risks associated with (1) Quantum’s ability to develop and commercialize competitive tools and technologies; (2) oilfield accidents; (3) the competitive nature of Quantum’s business; (4) the cost and availability of insurance; and (5) the ability to attract and retain skilled employees and managers.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Cash and Cash Equivalents

Quantum considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

2. Accounts Receivable

Accounts receivable have a concentration of credit risk in the oil and natural gas industry. Accounts receivable include amounts due from customers for services rendered and are recorded as the work progresses at the contracted sales amount. Quantum extends credit to customers and other parties in the normal course of business upon completion of a credit evaluation and generally does not require collateral. All of the company’s sales are on credit.

Individual customer balances begin aging from the date of invoice, which is generally at the end of a rental or service period. Customer balances are considered delinquent if unpaid by the 30th day following invoice date and credit privileges may be revoked if balances remain unpaid. The Company does not assess interest on unpaid balances.

Quantum regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, Quantum makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event Quantum was to determine that a customer may not be able to make required payments, Quantum would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Activity in Quantum’s allowance for doubtful accounts consists of the following:

	November 30, 2005	December 31, 2004	December 31, 2003
Balance, beginning of period	$—	$—	$—
Charges to expense	94,190	—	—

Balance, end of period	$94,190	$—	$—

3. Inventories

Inventories are stated at the lower of cost or market, determined on a average cost basis. Inventories consist primarily of parts and supplies. Quantum assesses the realizability of its inventories based upon specific usage and future utility. A charge to operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined.

4. Advertising Expenses

Advertising costs are expensed when incurred. Advertising expenses were $20,238, $3,815, and $12,633 for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and 2003, respectively.

5. Property and equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as the services are provided. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying statements of earnings. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues, with the carrying value of the related rental equipment charged to cost of revenue.

Proceeds from sales of involuntarily damaged or lost down-hole equipment are reported as cash inflows from investing activities in the accompanying consolidated statements of cash flows. For the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole were $456,655, $21,000, and $181,000, respectively, and the gain on sales of equipment involuntarily damaged or lost down-hole was $289,943, $5,445, and $161,133, respectively.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Drilling and MWD equipment	5 years
Shop machinery and equipment	5 years
Vehicles and trailers	5 years
Office equipment, furniture, and fixtures	5 years
Computers and software	5 years

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

6. Realization of Long-Lived Assets

Quantum evaluates the carrying value of long-lived assets whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, Quantum measures the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There have been no significant events or changes in circumstances indicating that the carrying value of Quantum’s long-lived assets may not be recoverable; therefore, no adjustments were made to the carrying value of long-lived assets in the first eleven months of 2005 or in 2004 or 2003.

7. Revenue Recognition

Quantum provides rental equipment and services to its customers on a day rate or hourly rate basis and recognizes the related revenue on a per-day or hourly basis as the work progresses.

Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole included in revenues were $456,655, $ 21,000, and $ 181,000, respectively

8. Cost of Revenues

The primary components of cost of revenues are those salaries, expendable supplies, repairs and maintenance, and general operational costs that are directly associated with the services Quantum performs for or products sold by Quantum to its customers.

9. Income Taxes

Quantum is classified as a partnership for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements.

10. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. Financial Instruments and Off-Balance Sheet Arrangements

Quantum considers the fair value of all financial instruments (primarily debt) not to be materially different from their carrying values at the end of each fiscal year based on management’s estimate of Quantum’s ability to borrow funds under terms and conditions similar to those of existing debt. With the exception of the operating leases on real property and equipment leases discussed in Note F to the Financial Statements, Quantum has no other off-balance sheet financing arrangements.

12. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective applications is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Quantum does not expect this policy to have a material impact on its financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We currently do not expect SFAS No. 157 to have an impact on our consolidated financial position, cash flows, and results from operations.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on a company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. Quantum has applied the guidance of SAB 108 for all periods presented.

Note B – Detail of Certain Balance Sheet Accounts

The components of inventories are as follows:

	November 30, 2005	December 31, 2004
Replacement parts – motors	$189,996	$221,851
Replacement parts – MWD	264,205	62,246

	$454,201	$284,097

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Net property and equipment consists of the following:

	November 30, 2005	December 31, 2004
Drilling and MWD equipment	$6,886,230	$2,777,040
Shop machinery and equipment	437,091	127,554
Vehicles and trailers	642,272	249,432
Office equipment, furniture, and fixtures	30,682	—
Computers and software	214,129	72,216

	8,210,404	3,226,242
Less accumulated depreciation	(1,854,219)	(1,093,357)

	$6,356,185	$2,132,885

Depreciation expense charged to operations totaled $892,460, $472,680, and $258,176 for the eleven-month period ended November 30, 2005, and for the years ended December 31, 2004 and 2003, respectively.

Accrued and other current liabilities consisted of the following:

	November 30, 2005	December 31, 2004
Unprocessed trade payables	$702,278	$360,675
Sales tax payable	52,183	2,682
Payroll	5,774	13,123
Bank overdraft	—	176,122
Compensation benefits	48,568	20,428
Other taxes	17,014	15,866
Insurance	179,438	87,849
Interest	24,618	—

	$1,029,873	$676,745

Note C – Bank Credit Facilities

Quantum maintains a revolving credit facility with a bank to provide for its cash, liquidity, and other borrowing needs. This credit facility provides for aggregate borrowings of up to $3.5 million and matures on October 1, 2006. As of November 30, 2005, Quantum had an outstanding loan balance of $1,071,604 under this credit facility, resulting in an available borrowing capacity on such date of approximately $2.4 million.

Amounts borrowed under the credit facility bear interest at a variable rate equal to the daily prime rate, based on The Wall Street Journal Prime Rate as listed in the Money Rates Section of The Wall Street Journal. As of November 30, 2005, borrowings under the credit facility bore interest at 7.0%.

This credit facility is secured by a lien on substantially all of Quantum’s accounts receivable, inventories, and equipment. In addition, this credit facility is guaranteed by all of Quantum’s members and is effectively guaranteed by Quantum

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Management Group, L.L.C., Quantum’s manager, as a co-borrower. This credit facility requires, among other things, that Quantum maintain certain financial ratios, including a leverage ratio, a current ratio, and a debt service coverage ratio. This credit facility limits the amount of capital expenditures Quantum may make, the amount of debt Quantum may incur outside of this credit facility, the amount of future investments, the ability of Quantum to pay dividends, and Quantum’s ability to engage in certain business combination transactions. At November 30, 2005, Quantum was in violation of certain financial ratios, but had received a waiver of those violations through March 31, 2006 from the lender.

In February 2005, Quantum entered into a promissory note with its bank lender in order to pay off a long-term bank loan, to refinance a portion of amounts outstanding under the revolving credit facility and to provide funds for its capital equipment needs. The note provided $2.5 million in funding, required monthly principal and interest payments, and matures on April 1, 2008; however, this note has a demand feature that allows the bank to accelerate payments at its sole discretion. As such, the note is classified as a current liability. As of November 30, 2005, Quantum had an outstanding balance on this note of $2,152,775.

The note bears interest at a variable rate equal to an independent index which is the annual lending rate of interest announced from time to time by JP Morgan Chase & Co. as its prime rate plus 1.0 percentage point over the Index. As of November 30, 2005, the note bore interest at 8.0%.

This note also provides for cross-collateralization and cross-default with the revolving credit facility and is similarly guaranteed.

These credit facilities were repaid subsequent to November 30, 2005 in connection with the sale of Quantum (Note J).

Note D – Long Term Debt

In March 2004, Quantum entered into a long-term note with a bank in order to pay off a capital lease and to provide funds for its capital equipment needs. The note provided $768,000 in funding, required monthly principle and interest payments with a maturity of April 1, 2006, and bore interest at a variable rate equal to the Wall Street Journal Prime Rate as listed in the Money Rates section of the Wall Street Journal. This note was repaid in 2005.

Quantum has motor vehicle loans with a finance company having monthly payments which in aggregate range from $656 to $7,999 per month, that have interest rates between 7.25% and 9.75%, and that have maturities beginning in April 2008 and extend through June 2010. These loans are collateralized only with the financed motor vehicles. Quantum had additional motor vehicle loans with a second finance company having monthly payments which ranged from $548 to $1,826 per month and that had interest rates at 8%. These loans were collateralized only with the financed motor vehicles and matured prior to November 30, 2005.

In November 2005, Quantum financed a software purchase with a vendor. This was a five-year note bearing interest at 9.25% with a monthly payment of $1,565.

The components of long term debt are as follows:

	November 30, 2005	December 31, 2004
Note payable to bank	$—	$677,059
Notes payable to others	364,454	50,874
Less current portion	(86,938)	(166,429)

Total long-term portion	$277,516	$561,504

All borrowings under the long-term notes, except the software note, were repaid subsequent to November 30, 2005 in connection with the sale of the Company (Note J).

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Note E – Capital Lease

In May 2003, Quantum entered into a $765,000 capital lease agreement to finance MWD equipment. The capital lease was for three years with monthly payments of $13,676. The capital lease obligation was retired with the funds from the bank note established in March 2004.

Note F – Commitments and Contingencies

1. Operating Leases

Quantum leases certain real property under operating leases that expire at various dates through 2016. Additionally, Quantum leases equipment under operating lease arrangements. Rental expense under operating leases was $778,096, $326,256, and $13,905 for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending December 31:
2006	$994,569
2007	761,059
2008	157,380
2009	152,988
2010	124,868
Thereafter	35,625

$2,226,489

2. Litigation

Quantum is from time to time a party or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, billing and collections, and other intellectual property claims. Where appropriate, Quantum makes provision for a liability with respect to these claims in its financial statements, in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and events pertaining to a particular case. Litigation is inherently unpredictable. Quantum has no pending litigation as of November 30, 2005.

Note G – Related Party Transactions

1. Lease Agreements

Quantum leases one of its facilities from a company that is partially owned by a Quantum member. For the eleven-month period ended November 30, 2005 and the years ended December 31, 2004 and 2003, Quantum paid the company approximately $5,670, $1,224, and $0, respectively, for such annual lease costs. This is a month-to-month lease.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

2. Transactions with Chairman and President

Quantum’s Chairman and President is the owner of several companies which perform services for Quantum. In 2005, 2004, and 2003, Quantum incurred costs with these companies in the amounts of $928,793, $455,782 and $156,340, respectively, for administrative services that are generally paid monthly. There were outstanding payable balances of $306,363 and $87,073 as of November 30, 2005 and December 31, 2004, respectively, that are included in payables to employees and affiliates.

3. Payable to Employees

As of November 30, 2005, there is $18,722 payable to employees which is related to reimbursable expenses.

4. Payable to Affiliates

Quantum Management Group, L.L.C. (“Quantum Management Group”) is wholly owned by the three principle members of Quantum and is the designated manager of Quantum pursuant to its operating agreement.

Included in payables to employees and affiliates is a non-interest bearing advance due to Quantum Management Group in the amount of $475,000 and $90,000 as of November 30, 2005 and December 31, 2004, respectively, that was funding for Quantum working capital.

Also, pursuant to its operating agreement, Quantum is charged by Quantum Management Group a monthly management fee equal to approximately 10% of revenue for management services. The management fees are recorded as selling, general, and administrative expense. Following are the amounts charged in the eleven-month period ended November 30, 2005 and in the years ended December 31, 2004 and 2003, respectively, and also the outstanding balances payable at the end of those periods.

	November 30, 2005	December 31, 2004	December 31, 2003
Management fee for the period	$2,078,740	$1,008,398	$503,164
Payable to Quantum Management Group	1,775,755	428,457	177,806

Note H – 401(k) Plan

Quantum maintains a 401(k) plan that enables employees to defer up to specified amounts of their annual compensation and contribute such amounts to the plan. Quantum’s contribution for each participant is a maximum of 3% of the participant’s annual compensation, but no more than 50% of the participants deferral. Quantum’s matching contributions were $36,326, $24,180, and $9,947 for the eleven-month period ended November 30, 2005, and for the years ended December 31, 2004 and 2003, respectively.

Note I – Concentrations

Accounts receivable and sales have significant concentrations in the oil & gas business sector. Quantum has two customers which represent a significant portion of total revenues and accounts receivable. At November 30, 2005 and December 31, 2004, these two customers were 20% and 14%, respectively, of total outstanding accounts receivable, and for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and December 31, 2003, revenue from these two customers was 23%, 24%, and 16%, respectively, of total revenue.

Note J – Subsequent Events

Effective December 1, 2005, Diamondback Energy Services LLC acquired substantially all of the assets of Quantum for approximately $26,000,000 plus assumption of certain liabilities.

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying combined balance sheets of Sooner Trucking & Oilfield Services, Inc. and affiliates (collectively, the Company) as of December 31, 2005 and 2004, and the related combined statements of operations, changes in owners’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Sooner Trucking & Oilfield Services, Inc. and affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 10, 2006

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Balance Sheets

For the years ended December 31,

	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$2,581,166	$240,029
Accounts receivable (net of allowance of $23,062 at December 31, 2005)	9,686,362	3,603,367
Prepaid expenses and other	984,805	169,899

Total current assets	13,252,333	4,013,295
Property and equipment, net	21,388,514	10,590,443
Other assets	29,838	15,430

	$34,670,685	$14,619,168

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES
Current liabilities
Book overdraft	$32,803	$200,527
Accounts payable	2,530,429	978,090
Accrued liabilities	615,430	225,841
Lines of credit	726,601	1,103,011
Current portion of long-term debt	4,934,838	4,527,631
Capital lease obligations	—	67,973

Total current liabilities	8,840,101	7,103,073
Asset retirement obligations	26,117	18,019
Long-term debt	8,208,255	3,603,326

Total liabilities	17,074,473	10,724,418

COMMITMENTS AND CONTINGENCIES (Note G)	—	—

OWNERS’ EQUITY
Common stock	15,500	15,500
Paid-in capital	1,463,278	938,395
Retained earnings	2,041,886	1,426,870
Partnership capital	9,460,772	1,266,763
Members’ equity	4,614,776	247,222

Total owners’ equity	17,596,212	3,894,750

	$34,670,685	$14,619,168

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Operations

For the years ended December 31,

	2005	2004	2003
Revenues	$48,010,867	$17,318,844	$9,281,967

Costs and expenses
Cost of revenues	27,613,561	11,872,204	6,919,449
Selling, general, and administrative	2,866,808	1,536,349	986,138
Depreciation, amortization and accretion	3,372,971	1,629,979	1,107,101

Total costs and expenses	33,853,340	15,038,532	9,012,688

Operating income	14,157,527	2,280,312	269,279

Other income (expense)
Other income	94,168	848	145,887
Gain on sale of assets	41,092	6,502	203,603
Interest expense	(809,535)	(311,527)	(170,979)

	(674,275)	(304,177)	178,511

Net income	$13,483,252	$1,976,135	$447,790

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statement of Changes in Owners’ Equity

For the years ended December 31, 2005, 2004 and 2003

	Common stock	Paid-in capital	Retained earnings	Partnership capital	Members’ equity
Balance at January 1, 2003	$15,500	$253,095	$1,313,805	$220,251	$(174,082)
Dividends and distributions to owners	—	—	(385,418)	(177,940)	—
Capital contributions	—	139,259	—	—	196,773
Net income (loss)	—	—	534,111	94,093	(180,414)

Balance at December 31, 2003	15,500	392,354	1,462,498	136,404	(157,723)
Dividends and distributions to owners	—	—	(528,594)	(794,763)	(50,000)
Capital contributions	—	546,041	—	449,438	447,460
Net income	—	—	492,966	1,475,684	7,485

Balance at December 31, 2004	15,500	938,395	1,426,870	1,266,763	247,222
Dividends and distributions to owners	—	—	(1,006,755)	(806,211)	(478,924)
Capital contributions	—	524,883	—	206,942	1,778,275
Net income	—	—	1,621,771	8,793,278	3,068,203

Balance at December 31, 2005	$15,500	$1,463,278	$2,041,886	$9,460,772	$4,614,776

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Cash Flows

For the years ended December 31,

	2005	2004	2003
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income	$13,483,252	$1,976,135	$447,790
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, amortization and accretion	3,372,971	1,629,979	1,107,101
Gain on sale of assets	(41,092)	(6,502)	(203,603)
Provision for doubtful accounts	23,062	—	—
Contributed office space at estimated fair value	95,960	82,220	95,670
Change in operating assets and liabilities:
Accounts receivable	(6,106,057)	(2,289,266)	(198,174)
Prepaid expenses and other	(814,906)	(122,242)	49,779
Other assets	(14,408)	(14,740)	—
Accounts payable and accrued liabilities	1,941,928	1,076,261	(77,470)

Net cash provided by operating activities	11,940,710	2,331,845	1,221,093

Cash flows from investing activities
Additions to property and equipment	(14,474,097)	(7,789,344)	(1,243,686)
Proceeds from sale of property and equipment	225,364	87,113	414,448

Net cash used in investing activities	(14,248,733)	(7,702,231)	(829,238)

Cash flows from financing activities
Book overdraft	(167,724)	(93,630)	111,799
Additions to lines of credit	7,529,728	7,990,933	5,974,588
Payments on lines of credit	(7,906,138)	(7,369,054)	(5,798,559)
Additions to notes payable	10,604,407	7,928,856	1,937,926
Payments on notes payable	(5,490,216)	(2,338,535)	(2,288,685)
Payments on capital leases	(67,973)	(49,303)	(40,338)
Capital contributions	2,414,140	855,666	240,361
Dividends and distributions to owners	(2,267,064)	(1,365,278)	(563,358)

Net cash provided by (used in) financing activities	4,649,160	5,559,655	(426,266)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,341,137	189,269	(34,411)

Cash and cash equivalents at beginning of year	240,029	50,760	85,171

Cash and cash equivalents at end of year	$2,581,166	$240,029	$50,760

Cash paid during the year for interest	$746,019	$296,943	$170,172

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Cash Flows – Continued

Supplemental schedule of non-cash investing and financing activities:

For the year ended December 31, 2003

The combined entities entered into capital lease obligations of $157,614, net of downpayments of $9,007.

For the year ended December 31, 2004

Property and equipment with a fair market value of $505,053 was contributed by owners in the combined entities.

Property and equipment with an estimated fair value of $8,079 was distributed.

Asset retirement obligations of $6,097 were recorded.

For the year ended December 31, 2005

Property and equipment with a net book value of $126,881 with related debt of $102,055 were distributed to owners.

Asset retirement obligations of $6,537 were recorded.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements

For the years ended December 31, 2005, 2004, and 2003

Note A – Nature of Operations and Summary of Accounting Policies

Sooner Trucking & Oilfield Services, Inc., and affiliates (“the combined entities”), consist of the following entities, which are reported on a combined basis due to common ownership and control.

The following entities were formed prior to January 1, 2003 and have been included in the accompanying financial statements for all periods presented:

Sooner Trucking & Oilfield Services, Inc., an Oklahoma corporation

PJ Trucking, an Oklahoma general partnership

PL Trucking, an Oklahoma general partnership

J&T Construction, an Oklahoma general partnership

PDQ Business Travel, L.L.C., an Oklahoma limited liability company

Countyline Disposal, Inc., an Oklahoma corporation

The following entities were formed during 2004 and have been included in the accompanying financial statements since the date of formation:

Cementing Services, L.L.C., an Oklahoma limited liability company

Peach Street Partners, LLC, an Oklahoma limited liability company

Hi Pressure Partners, an Oklahoma general partnership

Total Oilfield Services of Oklahoma, L.L.C., an Oklahoma limited liability company

Total Oilfield Services, LP, a Texas Limited Partnership

Total Pumping Services, LP, a Texas Limited Partnership

Tolar Disposal Services, LP, a Texas Limited Partnership

The combined entities are oilfield service companies that provide materials and services used in connection with the drilling and operations of oil and natural gas wells in Oklahoma and Texas. The combined entities have the following primary lines of business: (i) well-site services and fluid logistics; and (ii) pressure pumping.

The combined financial statements include the accounts of the above entities who were acquired by Diamondback Energy Services LLC in a series of transactions that closed on January 10, 2006 (Note K). All significant intercompany balances and transactions have been eliminated.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Cash and Cash Equivalents

The combined entities consider all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

2. Accounts Receivable

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. The combined entities grant credit to customers in the normal course of business and generally do not require collateral.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

The combined entities regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, the combined entities make judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event the combined entities were to determine that a customer may not be able to make the required payments, the combined entities would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility. Historically, these losses have been minimal.

The following is a rollforward of the allowance for doubtful accounts for December 31, 2005:

Balance, beginning of period	$—
Deductions for uncollectible receivables written off	—
Additions charged to expense	23,062

Balance, end of period	$23,062

3. Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying combined statements of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Vehicles, trailers and tanks	5 - 7 years
Other machinery and equipment	5 - 7 years
Office equipment, furniture, and fixtures	3 - 7 years
Aircraft	7 - 10 years
Disposal wells and related equipment	5 - 15 years
Buildings and improvements	15 - 30 years

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of property and equipment not held for sale is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There were no adjustments to the carrying value of long-lived assets in 2005, 2004, and 2003.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

4. Revenue Recognition

The combined entities generate revenue from multiple service lines and product sales. Product sales represent less than 1% of total revenues. Services and products are generally sold without warranties or the right of return. In all cases, revenue is recognized when services are performed or the product has left our facilities and title has passed, collection of the receivables is probable, persuasive evidence of an arrangement exists and the price is fixed and determinable. The specific revenue sources are outlined as follows:

Well-site services and fluid logistics. Revenue generated from well-site services and fluid logistics primarily consists of well-site construction and maintenance and the sale, transportation, storage, and disposal of fluids used in drilling, production and maintenance of oil and natural gas wells. Well-site construction and maintenance revenues are generated from fixed bid, cost-plus or fee-per-hour contracts. Well-site construction services are typically short term projects. Fluid logistics revenue is generated based on contracted rates per the job, hour or quantity hauled, stored or sold. Additional revenue is generated through ancillary sales of chemicals necessary in the disposal process and other fees such as equipment cleaning charges and fuel surcharges.

Pressure pumping. Pressure pumping revenues are generated through cement pumping. This service is typically provided on a contracted hourly basis. Rates are established based on the quantity pumped, pumping depth and materials. Pressure pumping services are typically short term projects. Additional revenue is generated through the sale of products, including materials consumable in the pumping process, third-party equipment rentals and fuel surcharges.

5. Income Taxes

The combined entities are classified as partnerships or elected pass-through status for income tax purposes; accordingly, income taxes on net earnings are payable by the stockholders, members or partners and are not reflected in the combined financial statements.

6. Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Asset Retirement Obligations

The combined entities have an obligation to plug and abandon its disposal wells at the end of their operations. The combined entities record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of the assets and capitalize an equal amount as a cost of the assets, depreciating it over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time, changes in the estimated future cash flows underlying the obligation, acquisition or construction of assets, and settlements of obligations.

The following table reflects the changes in the liability during the years ended December 31, 2005 and 2004.

	2005	2004
Beginning balance	$18,019	$10,641
Additional obligations incurred	6,537	6,097
Accretion expense	1,561	1,281

Ending balance	$26,117	$18,019

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

8. Concentrations of Credit Risk

Financial instruments, which potentially subject the combined entities to concentrations of credit risk consist of cash and cash equivalents in excess of federally insured limits and trade receivables. The cash and cash equivalents positions are held in financial institutions with high credit ratings. The combined entities’ accounts receivables have a concentration in the oil and natural gas industry and the customer base consists primarily of small to large independent oil and natural gas producers. While the combined entities believe its recorded receivables will be collected, in the event of default, the combined entities would follow normal collection procedures. The following table summarizes the customers with outstanding Accounts Receivable that represented 10% or more of combined Accounts Receivable as of December 31, 2005 and 2004.

	2005	2004
Customer A	38%	36%
Customer B	12%	10%
Customer C	10%	14%

The following table summarizes the customers which represented 10% or more of combined revenues for 2005, 2004 and 2003.

	2005	2004	2003
Customer A	34%	45%	59%
Customer B	<10%	<10%	13%
Customer C	<10%	<10%	12%
Customer D	17%	<10%	<10%
Customer E	11%	<10%	<10%

9. Financial Instruments

The combined entities’ financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt. The carrying value of cash and cash equivalents, trade receivables and trade payables are considered representative of their fair value due to the short term nature of these instruments. The fair value of long-term debt approximates its carrying value based on the borrowing rates currently available to the combined entities for bank loans with similar terms and maturities.

10. Environmental Costs

The combined entities are subject to extensive federal, state and local environmental laws and regulations that regulate the use, storage and discharge of materials into the environment or otherwise relating to the protection of the environment. Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and clean-up obligations are either known or considered probable and can be reasonably estimated. As of December 31, 2005 and 2004, the combined entities have not accrued for or been fined or cited for any environmental violations.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

11. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective applications is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The recognition and disclosure requirements described above are effective for fiscal years beginning after December 31, 2006 except for the change in measurement date which is effective as of the beginning of the fiscal year beginning after December 31, 2008. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. The combined entities are currently evaluating the effect FIN 48 will have on the combined financial position, results from operations and cash flows.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on a company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The combined entities have applied the guidance of SAB 108 for all periods presented.

Note B – Property and Equipment

Net property and equipment consists of the following at December 31:

	2005	2004
Vehicles, trailers and tanks	$17,382,161	$8,239,218
Other machinery and equipment	6,411,655	4,170,097
Office equipment, furniture, and fixtures	85,929	43,337
Aircraft	1,138,960	1,138,960
Disposal wells and related equipment	610,364	368,779
Buildings and improvements	707,330	190,746

	26,336,399	14,151,137
Less accumulated depreciation	(7,077,792)	(4,787,528)

	19,258,607	9,363,609
Land	378,530	238,371
Equipment not placed in service	1,751,377	988,463

	$21,388,514	$10,590,443

Depreciation expense charged to operations totaled $3,371,410, $1,628,698, and $1,106,266 for the years ended December 31, 2005, 2004 and 2003, respectively.

Equipment not placed in service represents purchased equipment that is being outfitted for its intended use. This equipment is not depreciated until it has been placed in service.

Note C – Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2005	2004
Accrued compensation, benefits, and related taxes	$531,132	$204,489
Accrued interest	84,298	21,352

	$615,430	$225,841

Note D – Credit Facilities

The combined entities maintained various revolving credit facilities with a lender to provide for its liquidity and other borrowing needs during the years ended December 31, 2005 and 2004. At December 31, 2005, only one facility

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

remained and provided for aggregate borrowings of up to $1,000,000. The credit facility matured August 30, 2006 and required monthly interest payments at a variable rate equal to the Wall Street Journal Prime Rate. As of December 31, 2005, borrowings under the credit facility bore interest at 7.25%. Funds available for advances under the facility totaled approximately $274,000 at December 31, 2005.

The credit facility is secured by a lien on certain of the combined entities’ accounts receivable with a carrying value of $3,036,746 at December 31, 2005, mortgage on real property owned by an owner of the combined entities, and a life insurance policy in the name of, and owned by, an owner of the combined entities.

Note E – Long-Term Debt

In 2005 and 2004, the combined entities entered into long term notes in order to provide funds for its capital equipment needs. The note terms require monthly principal and interest payments.

The combined entities had outstanding long term notes balances as follows at December 31:

Collateral	Range of interest rates	Range of maturities	2005	2004
Vehicles	Variable and fixed rates 1.9% to 8.73%	36-60 months	$286,947	$622,867
Machinery and equipment	Variable and fixed rates 3.9% to 8.82%	36-67 months	12,856,146	6,870,082
Aircraft	Variable rate 4.0% to 8.0%	60 months	—	530,395
Real property	Fixed rate of 9%	180 months	—	107,613

			13,143,093	8,130,957
Less current portion			(4,934,838)	(4,527,631)

Long-term debt			$8,208,255	$3,603,326

At December 31, 2005, the carrying value of vehicles and machinery and equipment collateralizing long-term debt was approximately $13,920,000, net of accumulated depreciation of approximately $3,092,000.

At December 31, 2005, the aggregate maturities of long-term debt for the next five years and thereafter are as follows:

Year ending November 30:
2006	$4,934,838
2007	4,612,952
2008	2,486,798
2009	740,999
2010	367,506

Total	$13,143,093

Substantially all borrowings under long-term debt were repaid subsequent to December 31, 2005 in connection with the sale of the combined entities (Note K).

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

Note F – Capital Leases

During 2003, the combined entities entered into two capital lease agreements to purchase equipment that is classified as other equipment. The gross carrying value of capital assets recorded under capital leases is $166,621 and related accumulated amortization is $62,836 at December 31, 2004. At December 31, 2004, future minimum lease payments under capital leases were $70,607. There were no capital leases at December 31, 2005.

Note G – Commitments and Contingencies

The combined entities are from time to time parties or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, billing and collections, and other intellectual property claims. Where appropriate, the combined entities make provision for a liability with respect to these claims in its financial statements, in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and events pertaining to a particular case. Litigation is inherently unpredictable. The combined entities are not currently involved in any litigation that is considered probable or reasonably probable, individually or in the aggregate, to result in a material adverse effect on the combined financial position, results of operations or cash flows.

Note H – Related Party Transactions

Lease Agreements

The combined entities lease one of its facilities and certain equipment from related parties under month to month operating leases. For the years ended December 31, 2005, 2004, and 2003, rent expense associated with these leases was approximately $95,960, $82,220, and $95,671, respectively.

Revenue and Accounts Receivable

For the years ended December 31, 2005, 2004, and 2003, the combined entities generated approximately $84,800, $32,400, and $73,300, respectively, of revenue from related parties and at December 31, 2005 and 2004 had accounts receivable from related parties of approximately $400,088 and $45,775, respectively.

Note I – 401(k) Plan

Beginning in 2004, the combined entities provide savings incentive plans for certain eligible employees. Eligible employees may contribute up to specified percentages of their annual compensation to the plan. The plans also provide for a discretionary matching contribution determined annually. The combined entities may also contribute additional amounts at its sole discretion. The matching contributions were $19,830 and $12,674 for the years ended December 31, 2005 and 2004, respectively.

Note J – Owners’ Equity

Sooner Trucking & Oilfield Services, Inc.’s articles of incorporation authorize 500 shares of $100 par value common stock. At December 31, 2005 and 2004, 150 shares were issued and outstanding.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

Countyline Disposal, Inc.’s articles of incorporation authorize 50,000 shares of $1.00 par value common stock. At December 31, 2005 and 2004, 500 shares were issued and outstanding.

Note K – Subsequent Events

In a series of transactions closed on January 10, 2006, Diamondback Energy Services LLC acquired the combined entities for approximately $92,420,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Pioneer Oilfield Services, Inc.

We have audited the accompanying balance sheets of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the related statements of income and retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

October 27, 2006

Fayetteville, Arkansas

PIONEER OILFIELD SERVICES, INC.

BALANCE SHEETS

February 28, 2006 and December 31, 2005

	February 28, 2006	December 31, 2005
Assets
Current assets:
Cash	$56,959	$—
Certificates of deposit	150,000	150,000
Accounts receivable, trade	534,960	536,373
Other receivables	7,556	5,931

Total current assets	749,475	692,304

Property and equipment, net	379,810	371,803

Total assets	$1,129,285	$1,064,107

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,724	$17,512
Bank overdraft payable	—	20,899
Accrued liabilities	4,009	12,838
Notes payable	—	33,904

Total current liabilities	22,733	85,153

Stockholders’ equity:
Common stock, $1 par value, 10,000 shares authorized; 500 shares issued and outstanding	500	500
Retained earnings	1,106,052	978,454

Total liabilities and stockholders’ equity	$1,129,285	$1,064,107

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the two month period ended February 28, 2006 and

twelve month period ended December 31, 2005

	For the two month period ended February 28, 2006	For the twelve month period ended December 31, 2005
Service revenue	$557,231	$2,954,169
Cost of services	277,044	2,023,690

Gross profit	280,187	930,479

Selling, general and administrative expense	77,785	296,355

Operating income	202,402	634,124
Other expense, net	(17,079)	(74,848)

Net income	185,323	559,276

Distributions to stockholders	(57,725)	(262,600)
Retained earnings, beginning of period	978,454	681,778

Retained earnings, end of period	$1,106,052	$978,454

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

STATEMENTS OF CASH FLOWS

For the two month period ended February 28, 2006 and

twelve month period ended December 31, 2005

	For the two month period ended February 28, 2006	For the twelve month period ended December 31, 2005
Cash Flows from Operating Activities
Net income	$185,323	$559,276
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,096	99,805
Gain on sale of property and equipment	—	(9,602)
Changes in current assets and liabilities:
Receivables	(212)	(274,195)
Accounts payable	1,212	(14,859)
Accrued liabilities	(8,829)	(1,762)

Net cash provided by operating activities	196,590	358,663

Cash Flows from Investing Activities
Proceeds from sale of property and equipment	—	26,501
Purchase of property and equipment	(27,103)	(115,421)
Purchase of certificates of deposit	—	(10,000)

Net cash used in investing activities	(27,103)	(98,920)

Cash Flows from Financing Activities
Change in bank overdraft payable	(20,899)	20,899
Proceeds from notes payable	—	29,550
Principal payments on notes payable	(33,904)	(55,985)
Distributions to stockholders	(57,725)	(262,600)

Net cash used in financing activities	(112,528)	(268,136)

Net increase (decrease) in cash	56,959	(8,393)
Cash, beginning of year	—	8,393

Cash, end of year	$56,959	$—

Supplemental information:
Cash paid for interest	$418	$2,741

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

For the two month period ended February 28, 2006 and

twelve month period ended December 31, 2005

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Pioneer Oilfield Services, Inc. (the Company) is an Oklahoma corporation, providing services and labor to oil and gas extraction and exploration customers in western Oklahoma and surrounding areas. Services include: Roustabout—Labor and Equipment to work on requested projects by the customer that include plumbing, excavation and miscellaneous labor charged at an hourly rate; Flow back—Labor to monitor flow testing of customers’ wells charged at an hourly rate; Equipment Rental—Rental of light towers and flow back iron and tanks charged at a daily rate; Contract Pumping—Labor and a vehicle to monitor customers’ wells on a daily basis billed monthly.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company’s revenue is derived primarily from providing services under verbal fixed-fee hourly, daily, or monthly arrangements. The revenue is recognized when the services are performed.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Under this election, the stockholders of an S corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the Company’s financial statements.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms, requiring payment within 60 to 90 days from the invoice date, depending on customer agreements. Trade accounts are stated at the amount management expects to collect from outstanding balances. Delinquency fees are not assessed. Payments of accounts receivable are allocated to the specific invoices identified by the customers’ remittance advice, or, if unspecified, are applied to the earliest unpaid invoices. The Company’s credit risks have been anticipated and management believes that adequate provisions have been made for doubtful accounts. There was no allowance for doubtful accounts receivable at February 28, 2006 and December 31, 2005.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS – Continued

For the two month period ended February 28, 2006 and

twelve month period ended December 31, 2005

Property and equipment

Property and equipment are stated at cost and depreciated over the estimated useful life of each asset. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment consist of the following:

	February 28, 2006	December 31, 2005	Estimated Useful lives
Office furniture and equipment	$17,406	$16,608	5 years
Machinery and equipment	235,391	220,377	5-7 years
Trailers	70,411	70,411	3-7 years
Vehicles	504,337	504,337	5-7 years
Leasehold improvements	11,290	—	39 years

	838,835	811,733
Less accumulated depreciation	(459,025)	(439,930)

	$379,810	$371,803

Gains and losses from the sale of property and equipment are reflected in the year of disposal. Repair and maintenance costs are expensed as incurred.

Note 2 – Notes Payable

Notes payable consist of the following at December 31, 2005:

Notes payable to bank, secured by two vehicles; payable in monthly installments including principal and interest; interest at 5.89%; paid in full in February 2006.	$33,904

Note 3 – Related Party Transactions

The Company leases its general offices on a month-to-month basis from the Company’s president and principal stockholder. Aggregate lease payments of $2,400 and $14,400 were paid for the two months ended February 28, 2006 and the year ended December 31, 2005 respectively.

Note 4 – Commitments and Contingencies

Normal operations subject the Company to lawsuits and potential liabilities for injuries to employees and customers and potential liabilities for noncompliance with a wide variety of federal and state regulations. Management has obtained insurance coverage and established training programs and systems to help manage and control these and other risks.

Note 5 – Concentration Risk

The Company conducts business primarily with customers who rely on the oil and natural gas extraction and exploration industry and could therefore be materially affected by economic fluctuations in the supply, demand and prices of oil and natural gas.

The Company maintains several bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times, cash balances may be in excess of the FDIC insurance limit. The Company believes no significant concentration of credit risk exists with respect to cash.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS – Continued

For the two month period ended February 28, 2006 and

twelve month period ended December 31, 2005

Four customers accounted for approximately 72% and 80% of the Company’s service revenue for the two months ended February 28, 2006 and the year ended December 31, 2005, respectively. These customers accounted for approximately $441,000 and $412,000 of accounts receivable trade at February 28, 2006 and December 31, 2005, respectively.

Note 6 – Subsequent Events

Subsequent to February 28, 2006, Diamondback Energy Services LLC purchased substantially all of the assets of the Company for approximately $1.8 million.

Report of Independent Registered Public Accounting Firm

To the Member of

Directional Drilling Contractors, LLC

We have audited the accompanying balance sheet of Directional Drilling Contractors, LLC as of August 13, 2007, and the related statements of income and member’s capital and cash flows for the period from January 1, 2007 to August 13, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Directional Drilling Contractors, LLC as of August 13, 2007, and the results of its operations and its cash flows for the period from January 1, 2007 to August 13, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

March 7, 2008

Fayetteville, Arkansas

Directional Drilling Contractors, LLC

Balance Sheet

August 13, 2007

ASSETS
CURRENT ASSETS:
Cash	$3,352,470
Accounts receivable, less allowance for doubtful accounts of $257,636	5,086,561
Other	2,500

Total current assets	8,441,531

PROPERTY AND EQUIPMENT:
Land	38,433
Building and improvements	324,532
Machinery and equipment	6,752,548
Vehicles	542,750

7,658,263
Less accumulated depreciation	(5,621,490)

Property and equipment, net	2,036,773

TOTAL ASSETS	$10,478,304

LIABILITIES AND MEMBER’S CAPITAL
CURRENT LIABILITIES:
Accounts payable	$1,589,150
Accrued payroll	1,897,082
Other accrued liabilities	618,318
Other	36,618

Total current liabilities	4,141,168
MEMBER’S CAPITAL	6,337,136

TOTAL LIABILITIES AND MEMBER’S CAPITAL	$10,478,304

See notes to financial statements.

Directional Drilling Contractors, LLC

Statement of Income and Member’s Capital

For the period from January 1, 2007 to August 13, 2007

OPERATING REVENUES:
Service revenue	$14,033,791
Gain on disposal of property and equipment	627,645

Total operating revenues	14,661,436

OPERATING EXPENSES:
Cost of services	7,890,206
Selling and administrative expenses	2,723,929
Depreciation	907,049

Total operating expenses	11,521,184

Operating income	3,140,252
Other income (expense):
Interest income	48,929
Other expense	(269,517)

Total other expense	(220,588)

NET INCOME	2,919,664

Distributions to member	(2,740,437)
Member’s capital, beginning of period	6,157,909

Member’s capital, end of period	$6,337,136

See notes to financial statements.

Directional Drilling Contractors, LLC

Statement of Cash Flows

For the period from January 1, 2007 to August 13, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,919,664
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	907,049
Gain on disposal of property and equipment	(627,645)
Changes in current assets and liabilities:
Accounts receivable	(1,572,125)
Other current assets	107,552
Accounts payable	1,114,516
Other accrued liabilities	142,065
Accrued payroll	(136,710)
Other current liabilities	(29,366)

Net cash provided by operating activities	2,825,000

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for the purchase of property and equipment	(1,026,248)
Proceeds from disposal of property and equipment	756,969

Net cash used in investing activities	(269,279)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to member	(2,740,437)

Net decrease in cash	(184,716)
Cash, beginning of period	3,537,186

Cash, end of period	$3,352,470

See notes to financial statements.

Directional Drilling Contractors, LLC

Notes to Financial Statements

January 1, 2007 to August 13, 2007

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Directional Drilling Contractors, LLC is a 100% owned subsidiary of Howard Energy Co., Inc. (the Parent). The Company is an oilfield services company operating primarily in the upper Midwest and Appalachian area of the United States. It provides the personnel and equipment necessary to drill horizontally through targeted geologic zones for the intended purpose of enhancing recovery of oil and gas from a well.

Basis of presentation: The Company has recast the accompanying historical financial statements to conform to a calendar year presentation, as the Company has an April 30 fiscal year end.

Accounts receivable: Accounts receivable are uncollateralized customer obligations due under normal trade terms, requiring payment within the designated terms of customer agreements. Accounts receivable are stated at net invoice amounts. Management reviews accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The Company’s credit risks have been anticipated and management believes that adequate provisions have been made for doubtful accounts. All accounts or portions thereof deemed to be uncollectible are written off through the allowance for doubtful accounts in the period that determination is made.

Property and equipment: Property and equipment are carried at cost and depreciated over the estimated useful lives of the assets. The Company’s building is depreciated using the straight-line method over 29 years. Equipment used in the Company’s operations is depreciated using an accelerated method over periods of three to seven years. Certain well service equipment is depreciated using the units-of-production method. Maintenance, repairs, renewals and minor replacement costs are expensed as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the year of disposal.

Revenue recognition: Substantially all revenue is derived from directional drilling operations. Revenue is recognized based on contracted rates applied to the number of days drilling has taken place (daywork). Losses, if any, are recognized on drilling contracts when such amounts are determinable. Unbilled revenue recognized totaled $777,754 at August 13, 2007, and is included in accounts receivable.

Proceeds from equipment that is involuntarily damaged or lost down-hole, net of the carrying value of the related equipment are reflected as a casualty gain in operating revenues. For the period from January 1, 2007 to August 13, 2007, insurance proceeds from equipment involuntarily damaged or lost down-hole were approximately $635,000. The related casualty gain was approximately $546,000.

Income taxes: The Company was established as a limited liability company for federal and state income tax purposes. Therefore, the results of operations of the Company are allocated to the sole Member. Accordingly, no provision for income taxes related to current operations has been made for the Company in the accompanying financial statements.

Concentration risk: The Company maintains bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times, cash balances may be in excess of the FDIC insurance limit. The Company believes no significant concentrations of credit risk exist with respect to its cash.

Advertising cost: Advertising costs are charged to expense in the period incurred. Advertising expense was approximately $20,000 for the period from January 1, 2007 to August 13, 2007.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Directional Drilling Contractors, LLC

Notes to Financial Statements – Continued

January 1, 2007 to August 13, 2007

NOTE 2: RELATED PARTY TRANSACTIONS

The Company pays a monthly fee to its Parent for administrative and accounting services, which totaled $46,811 for the period from January 1, 2007 to August 13, 2007.

The Parent provides employment benefits to the Company’s personnel including a 401(k) plan, health care, long-term disability and life insurance. The Company reimburses its Parent for the costs of these benefits, which were $255,255 for the period from January 1, 2007 to August 13, 2007.

The Company is covered under its Parent’s insurance policies for liability, property damage and workers’ compensation insurance. The Company reimburses its Parent for its share of the insurance premiums for this coverage, which was $260,719 for the period from January 1, 2007 to August 13, 2007.

The Company had accounts payable to its Parent at August 13, 2007 of $262,185.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has employment contracts with five key employees. Among other provisions, the Company is obligated to pay a “net profit bonus” equal to 35% of the net profit of the Company determined annually as of March 31. The net profit bonus also applies to net profits from the sale of the Company, including any gain or loss on the sale (see Note 4). The net profit bonus payable as of August 13, 2007 was approximately $1.4 million, which is included in accrued payroll.

NOTE 4: SUBSEQUENT EVENT

Effective August 14, 2007, the Parent sold certain assets of the Company, including equipment and accounts receivable, for approximately $20 million to Diamondback Holdings, LLC. The resulting gain on sale of these assets was approximately $18 million. In connection with the acquisition, Diamondback Holdings LLC assumed the ongoing business of the Company including hiring its employees, using its name and transitioning business with its existing customers.

Independent Auditor’s Report

To the Member

Directional Drilling Contractors, LLC

We have audited the accompanying balance sheet of Directional Drilling Contractors, LLC (a wholly owned subsidiary of Howard Energy Co., Inc.) as of December 31, 2006 and 2005 and the related statements of operations, member’s capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Directional Drilling Contractors, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

June 14, 2007

Traverse City, Michigan

Directional Drilling Contractors, LLC

Balance Sheet

	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,537,186	$2,631,344
Accounts receivable, less allowance for doubtful accounts	3,514,436	2,542,232
Other current assets	110,052	71,031

Total current assets	7,161,674	5,244,607

PROPERTY, PLANT AND EQUIPMENT:
Land	38,433	38,433
Building	324,531	324,532
Machinery and equipment	6,074,918	5,670,281
Vehicles	548,797	456,089

Subtotal	6,986,679	6,489,335
Less accumulated depreciation and amortization	4,939,781	3,944,863

Property, plant and equipment, net	2,046,898	2,544,472

TOTAL	$9,208,572	$7,789,079

LIABILITIES AND MEMBER’S CAPITAL
CURRENT LIABILITIES:
Accounts payable	$474,634	$653,337
Accrued liabilities	476,253	560,354
Accrued payroll (Note 3)	2,033,792	1,332,655
Current portion of long-term debt	65,984	94,003

Total current liabilities	3,050,663	2,640,349

MEMBER’S CAPITAL	6,157,909	5,148,730

TOTAL	$9,208,572	$7,789,079

See notes to financial statements.

Directional Drilling Contractors, LLC

Statement of Operations

	Years Ended December 31,
	2006	2005
OPERATING REVENUES:
Service revenue	$16,573,483	$13,434,245
Gain on disposition of assets	768,532	566,623

Total operating revenues	17,342,015	14,000,868

OPERATING EXPENSES:
Cost of sales	9,259,071	7,362,794
Selling and administrative expenses (Notes 2 and 3)	4,150,503	3,634,702
Depreciation and amortization	1,325,750	1,113,758

Total operating expenses	14,735,324	12,111,254

Operating income	2,606,691	1,889,614

NONOPERATING INCOME AND EXPENSES:
Other income	40,904	11,380
Interest income	78,110	39,157
Interest expense	(2,167)	(7,443)
State tax expense	(24,359)	(35,146)

Total nonoperating income	92,488	7,948

NET INCOME	$2,699,179	$1,897,562

PRO FORMA FINANCIAL INFORMATION
Pro forma net income before proforma income tax expense	$2,699,179	$1,897,562
Pro forma income tax expense	(917,721)	(645,171)

PRO FORMA NET INCOME	$1,781,458	$1,252,391

See notes to financial statements.

Directional Drilling Contractors, LLC

Statement of Member’s Capital

BALANCE - January 1, 2005	$3,576,168
Net income	1,897,562
Distributions	(325,000)

BALANCE - December 31, 2005	5,148,730
Net income	2,699,179
Distributions	(1,690,000)

BALANCE - December 31, 2006	$6,157,909

See notes to financial statements.

Directional Drilling Contractors, LLC

Statement of Cash Flows

	Years Ended December 31,
	2006	2005
OPERATING ACTIVITIES:
Net income	$2,699,179	$1,897,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,325,750	1,113,758
Gain on disposition of assets	(768,532)	(566,623)
Changes in operating assets and liabilities:
Accounts receivable	(972,204)	727,941
Other current assets	(39,021)	(5,163)
Accounts payable	(178,703)	223,651
Accrued liabilities	(84,101)	(16,683)
Accrued payroll	701,137	929,583

Net cash and cash equivalents provided by operating activities	2,683,505	4,304,026

INVESTING ACTIVITIES:
Capital expenditures	(962,093)	(2,041,865)
Proceeds from disposition of assets	902,450	551,308

Net cash and cash equivalents used in investing activities	(59,643)	(1,490,557)

FINANCING ACTIVITIES:
Distribution to member	(1,690,000)	(325,000)
Proceeds from borrowings	75,374	121,079
Repayment of notes payable	(103,394)	(454,753)

Net cash and cash equivalents used in financing activities	(1,718,020)	(658,674)

NET INCREASE IN CASH AND CASH EQUIVALENTS	905,842	2,154,795

CASH AND CASH EQUIVALENTS
Beginning of period	2,631,344	476,549

End of period	$3,537,186	$2,631,344

See notes to financial statements.

Directional Drilling Contractors, LLC

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Directional Drilling Contractors, LLC (a Michigan limited liability company) (the Company) is a 100 percent owned subsidiary of Howard Energy Co., Inc. (the Parent). The Company is an oilfield services company operating primarily in the upper Midwest and Appalachian area of the United States. It provides the personnel and equipment necessary to drill horizontally through targeted geologic zones for the intended purposes of enhancing recovery of oil and gas from a well.

Basis of Presentation: The Company has recast the accompanying historical financial statements to conform to a calendar year presentation, as the Company has an April 30 fiscal year end.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include provision for bad debts and useful lives for depreciation and amortization. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable are stated at net invoice amounts. Management reviews accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof deemed to be uncollectible are written off through the allowance for doubtful accounts in the period that determination is made. Allowance for doubtful accounts was $276,218 and $195,906 as of December 31, 2006 and 2005, respectively.

Long-Lived Assets: Management periodically assesses the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Property, Equipment, and Related Depreciation and Amortization: Property and equipment are carried at cost and depreciated by various methods over the estimated useful lives of the assets. The Company’s building is depreciated using the straight-line method over 39 years. Equipment used in the Company’s operations is depreciated using an accelerated method over periods of three to seven years. Certain well service equipment is depreciated using the units-of-production method. Maintenance, repairs, renewals, and minor replacement costs are expensed as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying statements of operations.

Proceeds from customers for equipment that is involuntarily damaged or lost down-hole, with the resulting carrying value of the related equipment are reflected as gain on sale of assets. For the years ended December 31, 2006 and 2005, proceeds from sales of equipment involuntarily damaged or lost down-hole were $902,450 and $551,308, respectively. For the years ended December 31, 2006 and 2005, the gain on sales of equipment involuntarily damaged or lost down-hole was $768,532 and $566,623, respectively.

Revenue: Substantially all revenue is derived from directional drilling operations. Drilling contract terms are generally based on daywork, and revenue and expenses are recognized and recorded based on contracted rates applied to the number of days drilling has taken place (daywork). Losses, if any, are recognized on drilling contracts when such amounts are determinable. Revenue is recorded at the end of each accounting reporting period based on contracted rates. Unbilled revenue recognized totaled $1,336,436 and $921,077 as of December 31, 2006 and 2005, respectively, and is included in accounts receivable.

Directional Drilling Contractors, LLC

Notes to Financial Statements – Continued

December 31, 2006 and 2005

Income Taxes: The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. The income or loss of the Company is includable in the income tax return of the single member. Accordingly, no recognition has been given to income taxes in the accompanying financial statements. Assuming the Company was subject to income taxes at a 34% rate, pro forma operating results for the years ended December 31, 2006 and 2005 have been presented on the statement of operations.

Credit Risk with Major Customers: Significant customers represented 18% and 42% of the Company’s sales for the years ended December 31, 2006 and 2005, respectively, and 26% and 23% of the Company’s accounts receivable at December 31, 2006 and 2005, respectively. A significant customer is defined as one exceeding 10% of total sales or accounts receivable. There were no customers with a significant concentration in either year or period.

NOTE 2: RELATED PARTY

In early 2005, the Company repaid the remainder of the balance due its Parent in the amount of $321,557 along with accrued interest of $3,107.

During 2005, the Company provided directional drilling services to its Parent for which it was paid $39,875, which was billed at the same rates charged nonrelated third parties.

The Company pays a monthly fee to its Parent for administrative and accounting services, which totaled $68,648 and $97,499 for December 31, 2006 and 2005 respectively.

The Parent provides employment benefits to the Company’s personnel including a 401(k) plan, health care, long-term disability and life insurance. The Company reimburses its Parent for the costs of these benefits, which were $359,666 and $232,291 for December 31, 2006 and 2005, respectively.

The Company is covered under its Parent’s insurance policies for liability, property damage, and workers’ compensation insurance. The Company reimburses its Parent for its share of the insurance premiums for this coverage, which was $299,278 and $337,029 for December 31, 2006 and 2005, respectively.

The Company’s real property, land, and building are titled in the name of its Parent although the capitalized costs associated with these assets are on the Company’s books, and the Company incurs all costs of ownership.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has employment contracts in place with six key employees. Among other provisions the Company is obligated to pay a “net profit bonus” equal to 35% of the net profit of the Company determined annually as of March 31 divided equally amongst the six employees. The net profit bonus also applies to net profits from the sale of the Company, including any gain or loss on the sale (Note 4). The net profit bonus payable as of December 2006 and 2005 was $1,502,939 and $925,980, respectively, which is included in accrued payroll.

The Company leases various vehicles under noncancelable operating lease agreements generally with a three year term. Future minimum lease payments are $88,402 during 2007, $47,152 during 2008, and $10,890 during 2009.

NOTE 4: SUBSEQUENT EVENT

During May 2007, the Parent entered into a Letter of Intent to sell the assets of the Company for $20,000,000. The gain on sale of the assets is estimated to be approximately $18,000,000. In addition to acquiring the assets of the Company, the purchaser will assume the ongoing business of the Company by hiring its employees, using its name, and soliciting business from its customer list.

Dealer Prospectus Delivery Obligation

Until                     , 2008 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                     Shares

Common Stock

Prospectus

                    , 2008

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and FINRA filing fee, all amounts are estimates.

SEC registration fee		$9,229
FINRA filing fee		9,125
NASDAQ Global Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses (including counsel fees)		*
Printing and Engraving expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, Section 9.1 of our Certificate of Incorporation provides that that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Under the Underwriting Agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

On                     , 2008, we issued              shares of our common stock to Diamondback Energy Services LLC in connection with the merger of Diamondback Holdings, LLC with us as described in the prospectus contained in this Registration Statement and valued at an aggregate amount of $             million, in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. No underwriters, brokers or finders will be involved in the above transaction.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits.

Exhibit Number	Number Description
1.1**	Form of Underwriting Agreement.

2.1**	Agreement and Plan of Merger between Diamondback Holdings, LLC and the Company.

3.1#	Certificate of Incorporation of the Company.

3.2#	Form of proposed Amended and Restated Certificate of Incorporation to be effective immediately upon the closing of the offering made pursuant to this registration statement.

3.3#	Bylaws of the Company.

3.4#	Form of proposed Bylaws to be effective immediately upon the closing of the offering made pursuant to this registration statement.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

4.2**	Registration Rights Agreement between Diamondback Energy Services, Inc. and Diamondback Energy Services LLC.

5.1**	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1#	Amended and Restated Credit Agreement, dated as of February 13, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent, lead arranger and sole bookrunner.

10.2#	Shared Services Agreement, effective as of September 29, 2005, by and between Gulfport Energy Corporation and Diamondback Energy Services LLC.

Exhibit Number	Number Description

10.3#	Amended and Restated Subordinated Promissory Note, dated effective as of July 5, 2006, by Diamondback Energy Services LLC for the benefit of Kappa Investors LLC.

10.4#	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.5#	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.6#	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.7#	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.8#	Lease Amendment and Assignment Agreement, dated October 31, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.9#	Lease Agreement, dated November 1, 2006, by and between Caliber Wyoming Properties LLC and Diamondback-Quantum LLC.

10.10#	Lease Agreement, effective as of December 15, 2006, by and between Caliber Development Company LLC and Diamondback-Total Oklahoma LLC (Marlow property).

10.11#	Lease Agreement, effective as of December 15, 2006, by and between Caliber Development Company LLC and Diamondback-Total Oklahoma LLC (Sweetwater property).

10.12#	Lease Agreement, effective as of December 22, 2006, by and between Caliber Development Company, LLC and Sooner Trucking & Oilfield Services, Inc. (Countyline property).

10.13#	Lease Agreement, effective as of December 22, 2006, by and between Caliber Texas Properties, L.P. and Diamondback-Total, L.P. (Tolar property).

10.15*+	2008 Equity Incentive Plan.

10.16*+	Form of Stock Option Agreement.

10.17*+	Form of Restricted Stock Agreement.

10.18*+	Form of Director and Officer Indemnification Agreement.

10.19#	First Amendment to Amended and Restated Credit Agreement, dated as of May 10, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.20#	Second Amendment and Waiver to Amended and Restated Credit Agreement, dated as of August 27, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.21#	Third Amendment to Amended and Restated Credit Agreement, dated as of October 22, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.22#	Office Lease Agreement, dated as of August 13, 2007, between Caliber Investment Group LLC and Diamondback Holdings LLC.

10.23*	Letter Agreement, dated March 5, 2008, by and between Diamondback Energy Services and Windsor Energy Group.

10.24*	Letter Agreement, dated March 6, 2008, by and between Diamondback Energy Services and Windsor Energy Group.

Exhibit Number	Number Description

10.25**+	Amended and Restated Diamondback Energy Services, Inc. 2008 Executive Incentive Plan.

10.26*+	Form of Key Employee Retention Agreement.

21.1**	List of Significant Subsidiaries of the Company.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Tullius Taylor Sartain & Sartain LLP.

23.3*	Consent of Plante & Moran, PLLC.

23.4**	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P (included in Exhibit 5.1).

24.1#	Power of Attorney of Arty Straehla, Nick Hughes and Mike Liddell.

99.1#	Consent of Gilbert Gibson to being named as a director nominee.

99.2#	Consent of Scott Streller to being named as a director nominee.

99.3#	Consent of Donald Dillingham to being named as a director nominee.

*	Filed herewith.

**	To be filed by amendment.

#	Previously filed.

+	Management contract, compensatory plan or arrangement.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements and the accompanying notes included in the prospectus to this Registration Statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on March 14, 2008.

Diamondback Energy Services, Inc.

By:	/S/ ARTY STRAEHLA
Arty Straehla Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 14, 2008.

Signature	Title

/S/ ARTY STRAEHLA Arty Straehla	Chief Executive Officer and Director (Principal Executive Officer)

/S/ NICK HUGHES Nick Hughes	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

* Mike Liddell	Director

*By:	/S/ ARTY STRAEHLA
Arty Straehla Attorney-in-Fact

S-1

Exhibit Index

Exhibit Number	Number Description
1.1**	Form of Underwriting Agreement.

2.1**	Agreement and Plan of Merger between Diamondback Holdings, LLC and the Company.

3.1#	Certificate of Incorporation of the Company.

3.2#	Form of proposed Amended and Restated Certificate of Incorporation to be effective immediately upon the closing of the offering made pursuant to this registration statement.

3.3#	Bylaws of the Company.

3.4#	Form of proposed Bylaws to be effective immediately upon the closing of the offering made pursuant to this registration statement.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

4.2**	Registration Rights Agreement between Diamondback Energy Services, Inc. and Diamondback Energy Services LLC.

5.1**	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1#	Amended and Restated Credit Agreement, dated as of February 13, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent, lead arranger and sole bookrunner.

10.2#	Shared Services Agreement, effective as of September 29, 2005, by and between Gulfport Energy Corporation and Diamondback Energy Services LLC.

10.3#	Amended and Restated Subordinated Promissory Note, dated effective as of July 5, 2006, by Diamondback Energy Services LLC for the benefit of Kappa Investors LLC.

10.4#	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.5#	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.6#	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.7#	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.8#	Lease Amendment and Assignment Agreement, dated October 31, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.9#	Lease Agreement, dated November 1, 2006, by and between Caliber Wyoming Properties LLC and Diamondback-Quantum LLC.

10.10#	Lease Agreement, effective as of December 15, 2006, by and between Caliber Development Company LLC and Diamondback-Total Oklahoma LLC (Marlow property).

10.11#	Lease Agreement, effective as of December 15, 2006, by and between Caliber Development Company LLC and Diamondback-Total Oklahoma LLC (Sweetwater property).

10.12#	Lease Agreement, effective as of December 22, 2006, by and between Caliber Development Company, LLC and Sooner Trucking & Oilfield Services, Inc. (Countyline property).

10.13#	Lease Agreement, effective as of December 22, 2006, by and between Caliber Texas Properties, L.P. and Diamondback-Total, L.P. (Tolar property).

E-1

Exhibit Number	Number Description
10.15*+	2008 Equity Incentive Plan.

10.16*+	Form of Stock Option Agreement.

10.17*+	Form of Restricted Stock Agreement.

10.18*+	Form of Director and Officer Indemnification Agreement.

10.19#	First Amendment to Amended and Restated Credit Agreement, dated as of May 10, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.20#	Second Amendment and Waiver to Amended and Restated Credit Agreement, dated as of August 27, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.21#	Third Amendment to Amended and Restated Credit Agreement, dated as of October 22, 2007, among Diamondback Holdings, LLC, Diamondback Energy Services, Inc., certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent for the lenders and as issuing bank.

10.22#	Office Lease Agreement, dated as of August 13, 2007, between Caliber Investment Group LLC and Diamondback Holdings LLC.

10.23*	Letter Agreement, dated March 5, 2008, by and between Diamondback Energy Services and Windsor Energy Group.

10.24*	Letter Agreement, dated March 6, 2008, by and between Diamondback Energy Services and Windsor Energy Group.

10.25**+	Amended and Restated Diamondback Energy Services, Inc. 2008 Executive Incentive Plan.

10.26*+	Form of Key Employee Retention Agreement.

21.1**	List of Significant Subsidiaries of the Company.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Tullius Taylor Sartain & Sartain LLP.

23.3*	Consent of Plante & Moran, PLLC.

23.4**	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P (included in Exhibit 5.1).

24.1#	Power of Attorney of Arty Straehla, Nick Hughes and Mike Liddell

99.1#	Consent of Gilbert Gibson to being named as a director nominee.

99.2#	Consent of Scott Streller to being named as a director nominee.

99.3#	Consent of Donald Dillingham to being named as a director nominee.

*	Filed herewith.

**	To be filed by amendment.

#	Previously filed.
+	Management contract, compensatory plan or arrangement.

E-2